
12026193


SEC MAIL PROCESSING
RECEIVED
APR 27 2012
310
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of one or more proposed
issues of notes and bonds of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 27, 2012

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of notes and bonds (the "Securities") of the Asian Development Bank (the "ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement or similar document, as contemplated by the enclosed Information Statement dated April 27, 2012 (the "Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain Securities from time to time with maturities and on terms determined by market conditions at the time of sale. The ADB may sell the Securities to dealers or underwriters who may resell them or the ADB may sell the Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See the Information Statement, page 9.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 27, 2012 attached hereto (also see Item 1. above).



INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: (i) Rahmhofstrasse 2, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; (ii) 8th Floor Kasumigaseki Bldg., 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and (iii) 900 17th Street NW, Suite 900, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1503, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/documents/series/financial-information-statements. Other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 27, 2012

Asian Development Bank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

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TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "expects", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2011, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB's main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan (with 15.7% of total shares), the United States (15.7%), People's Republic of China (6.5%), India (6.4%), and Australia (5.8%). Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 64.6% of ADB's total subscribed capital and 58.6% of total voting power.

Equity: ADB's members have subscribed to $162,486.5 million of capital as of December 31, 2011, $8,151.0 million of which was for paid-in shares subscribed ($4,743.3 million of which was paid as of December 31, 2011) and the remainder of which is callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $11,875.8 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $58,257.3 million were denominated in 20 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus). ADB's gross outstanding borrowings as of December 31, 2011 were equivalent to 48.6% of such ceiling.

Net Income: Net income for 2011 was $609.5 million, as compared to net income of $625.8 million in 2010, representing an annualized return of 0.88% (1.00% in 2010) on its average earning assets. Operating income for 2011 was $586.6 million, as compared to $548.0 million in 2010, representing an annualized return of 0.85% (0.88% in 2010) on its average earning assets.

Loan Portfolio: ADB's ordinary operations loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations totaled $78,079.3 million. Of this total, 93.2% represented sovereign loans, that is, loans to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities), and 6.8% represented nonsovereign loans, that is, loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans

and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. The total loans in non-accrual status of $22.8 million as of December 31, 2011 represented 0.05% of the total outstanding ordinary capital resources loans. ADB's lending policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. At December 31, 2011, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio was equivalent to 29.2% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $27,471.1 million and $23,932.9 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $28,893.2 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB has required all swap transactions entered into after January 2004 to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

As of December 31, 2011, ADB had 67 members consisting of 48 regional members, including Japan, Australia, and New Zealand, providing 63.4% of its capital, and 19 nonregional members, comprising the United States, Canada and 17 European countries, providing 36.6% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2011, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 54.2% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2011 are set forth in *Appendix VIII* of the *Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources*), and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations*). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the Asian Development Bank Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 29 other offices, including 22 resident missions located in Afghanistan, Armenia, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, Georgia, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Turkmenistan, Uzbekistan, and Viet Nam; a country office in the

Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney, Australia, and Suva, Fiji; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington, D.C., U.S.A. As of December 31, 2011, ADB's staff totaled 2,958 from 59 of its 67 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities – Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP), referred to in this Information Statement as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to adopt hedge accounting, but reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, compliance with hedge accounting would have imposed undue constraints on future borrowings, loans, and hedge programs which likely would have detracted from ADB's efforts to effectively and efficiently minimize the funding costs for its developing member countries.

Effective January 1, 2008, ADB elected to fair value financial instruments selectively and opted to fair value borrowings with associated swaps in order to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits which are recorded at cost) at fair value.

Management Reporting

Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of ordinary capital resources operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include the effect of unrealized gains or losses of the portfolio. Unrealized gains or losses, although an important indicator of the portfolio performance, generally result from fluctuations in the fair value of swapped borrowings and derivatives. Since ADB does not trade these financial instruments actively, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under statutory reporting basis are expected to converge with the net realized income and expenses that ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of December 31, 2011 is presented in *Table 1*.

Table 1: Condensed Management Reporting Basis Balance Sheets as of December 31
(in thousands of U.S. dollars)

	2011			2010
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	187,989	–	187,989	114,648
Investments and accrued income	21,625,785	–	21,625,785	18,370,852
Securities transferred under repurchase agreement	330,044	–	330,044	707,851
Securities purchased under resale arrangement	395,498	–	395,498	318,228
Loans outstanding and accrued interest	49,910,812	–	49,910,812	46,116,131
Allowance for loan losses and unamortized net loan origination costs	29,871	–	29,871	10,936
Equity investments	970,622	(76,907)	893,715	1,048,489
Receivable from swaps				
Borrowings	31,373,104	(4,559,486)	26,813,618	26,318,850
Others	6,220,207	(128,900)	6,091,307	1,581,208
Other assets	2,266,123	578,991	2,845,114	2,507,447
TOTAL	**113,310,055**	**(4,186,302)**	**109,123,753**	**97,094,640**
Borrowings and accrued interest	58,834,767	(941,826)	57,892,941	52,623,262
Payable for swaps				
Borrowings	27,465,365	(3,171,613)	24,293,752	22,786,794
Others	6,576,366	(279,230)	6,297,136	1,753,375
Payable for swap related collateral	1,942,954	–	1,942,954	1,588,350
Payable under securities repurchase agreement	330,820	–	330,820	714,490
Accounts payable and other liabilities	1,626,244	–	1,626,244	1,749,535
Total Liabilities	**96,776,516**	**(4,392,669)**	**92,383,847**	**81,215,806**
Paid-in capital	4,657,781	578,991	5,236,772	4,255,678
Net notional maintenance of value receivable	(595,806)	–	(595,806)	(419,186)
Ordinary reserve	10,459,995	(887)	10,459,108	10,032,097
Special reserve	245,948	–	245,948	230,226
Loan loss reserve	200,100	–	200,100	246,000
Surplus	1,131,756	–	1,131,756	1,131,756
Cumulative revaluation adjustments account	261,300	(261,300)	–	–
Net income[b]	593,735	(22,882)	570,853	536,710
Accumulated other comprehensive loss	(421,270)	(87,555)	(508,825)	(134,447)
Total Equity	**16,533,539**	**206,367**	**16,739,906**	**15,878,834**
TOTAL	**113,310,055**	**(4,186,302)**	**109,123,753**	**97,094,640**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects, ADB's share in unrealized gains or losses from equity investments accounted under the equity method, and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital.

[b] Net income after appropriation of guarantee fees to Special Reserve.

SELECTED FINANCIAL DATA

Table 2a presents selected financial data on two bases: statutory reporting basis and management reporting basis. Ratios under statutory and management reporting bases, except for return on equity (management reporting basis), were all lower than in 2010 because of the movement in the interest rate environment throughout the year, especially in the U.S. dollar market (see *Table 2b*). The increase in return on equity reflects the higher operating income as compared with 2010. A discussion of revenue and expenses is included in the *Overall Financial Results* section.

Table 2a: Selected Financial Data
For the Years Ended December 31
(in millions of U.S. dollars, except percentages)

Item	2011	2010	2009	2008	2007
Statutory Reporting Basis					
Revenue					
From Loans	649.6	680.5	959.8	1,358.0	1,442.3
From Investments	365.3	367.5	459.4	677.2	683.2
From Guarantees	15.7	11.3	9.2	6.9	5.1
From Equity Investments	44.0	58.4	24.5	3.7	58.9
From Other Sources	20.5	24.2	18.6	18.7	18.8
Total Revenue	**1,095.1**	**1,141.9**	**1,471.5**	**2,064.5**	**2,208.3**
Borrowings and Related Expenses	367.9	386.0	741.7	1,208.4	1,389.8
Administrative Expenses[a]	315.9	294.3	193.6	141.0	127.3
(Write-back on) Provision for Loan Losses	(7.4)	(44.7)	115.8	(3.5)	(0.6)
Other Expenses	5.0	3.5	5.1	14.7	3.3
Total Expenses	**681.4**	**639.1**	**1,056.2**	**1,360.6**	**1,519.8**
Net Realized Gains (Losses)	190.1	80.3	23.3	(28.1)	22.9
Net Unrealized Gains (Losses)	5.7	42.7	(466.2)	450.6	53.8
Net Income (Loss)	**609.5**	**625.8**	**(27.5)**	**1,126.3**	**765.2**
Average Earning Assets[b]	69,111.9	62,444.5	54,655.0	50,394.0	42,780.0
Annual Return on Average Earning Assets (%)	0.88	1.00	(0.05)	2.24	1.79
Return on Equity (%)	3.74	3.97	(0.18)	7.65	11.29
Return on Loans (%)	1.34	1.61	2.67	3.84	5.00
Return on Investments (%)	2.04	2.17	2.93	3.20	4.68
Cost of Borrowings (%)	1.13	2.06	2.91	4.11	4.32
Management Reporting Basis					
Operating Income[c]	586.6	548.0	420.1	699.8	711.4
Average Earning Assets[b]	69,098.6	62,555.4	54,828.0	50,443.0	42,757.0
Annual Return on Average Earning Assets[d] (%)	0.85	0.88	0.77	1.39	1.66
Return on Equity (%)	3.58	3.54	2.84	4.82	5.20
Return on Loans (%)	1.36	1.56	2.55	4.14	5.14
Return on Investments (%)	2.11	2.16	2.87	3.70	4.72
Cost of Borrowings (%)	0.69	0.81	1.83	3.29	4.68

( ) = negative.
[a] Net of administration expenses allocated to the Asian Development Fund and loan origination costs that are deferred.
[b] Composed of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees) and related swaps and equity investments.
[c] Starting September 2009, management reporting income is defined as the operating income. Operating income is defined as statutory net income before unrealized gains and/or losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains and/or losses from equity investment accounted under equity method.
[d] Represents operating income over average earning assets.

Table 2b: Selected U.S. Dollar Interest Rates
(In Percentages)

Item	2011	2010	2009	2008	2007
6 month U.S dollar LIBOR	0.81	0.46	0.43	1.75	4.60
2 Year U.S. Treasuries	0.24	0.60	1.14	0.77	3.06

LIBOR = London interbank offered rate, U.S. = United States.

OVERALL FINANCIAL RESULTS

Net Income

Table 3 presents ADB's overall financial results in 2011. Net income for the year was $609.5 million as compared with $625.8 million for 2010. The decrease in net income was mainly attributable to a $54.9 million decrease in net unrealized gains from changes in the fair value of financial instruments, which was partially offset by a $38.6 million increase in operating income.

Table 3: Overall Financial Results for the Years Ended December 31
(in millions of U.S. dollars)

Item	2011	2010	Change
Income from loans	**657.0**	**703.4**	**(46.4)**
Interest income	664.3	688.0	(23.7)
Write-back of loan losses	7.4	22.9	(15.5)
Others	(14.7)	(7.5)	(7.2)
Income from investments	**449.6**	**401.3**	**48.3**
Interest income	365.3	367.5	(2.2)
Realized gain	84.3	33.8	50.5
Income from equity investments	**146.8**	**71.5**	**75.3**
Profit on sale	122.7	55.7	67.0
Realized gain on proportionate share of income from EI accounted under the equity method	11.8	4.8	7.0
Impairment loss	(2.1)	(7.6)	5.5
Dividend income	14.1	17.8	(3.8)
Others	0.3	0.7	(0.4)
Other income/expenses—net	**11.5**	**50.7**	**(39.2)**
Borrowings and related expenses	**362.4**	**384.6**	**(22.2)**
Interest and other expenses	367.9	386.0	(18.1)
Realized gain	(5.5)	(1.4)	(4.1)
Administrative expenses—OCR	**315.9**	**294.3**	**21.6**
Operating Income	**586.6**	**548.0**	**38.6**
Net unrealized gains	**5.7**	**42.7**	**(37.1)**
Net unrealized gains on proportionate share of income from EI accounted under the equity method	**17.2**	**35.0**	**(17.8)**
Net income	**609.5**	**625.8**	**(16.3)**

EI = equity investments, OCR = ordinary capital resources.
Note: Figures may not add up due to rounding.

Operating Income

Operating income[1] for 2011 was $586.6 million, as compared with $548.0 million for 2010. The increase in operating income was predominantly due to the following:

- a $48.3 million increase in overall investment income, mainly because of a $50.5 million increase in realized gains from the sale of investments. This was offset by a $2.2 million decrease in interest income as compared with the same period in 2010;

- a $75.3 million increase in income from equity investments, mainly because of a $67.0 million increase in profit on the divestment of shares from publicly traded companies and a $8.3 million net increase in other income; and

- a $22.2 million decrease in overall borrowings and related expenses, resulting mainly from a decline in the cost of borrowings and realized gains from buyback activities.

These were partially offset by the following:

- a $46.4 million decrease in overall loan income primarily because of a $23.7 million decrease in interest income and a $15.5 million decrease in the write-back of provision for nonsovereign loans;

- a $21.6 million increase in administrative expenses, because of the planned increase in administrative expenses in 2011, which was partially offset by an increase in estimated deferred loan origination costs, mainly resulting from accounting adjustments made in 2010; and

- a $39.2 million decrease in other income and expenses, mainly attributable to a $21.7 million write-back of contingent losses on nonsovereign guarantee obligations in 2010 and a $16.8 million increase in impairment losses on debt securities from nonsovereign operations.

Net Unrealized Gains and Losses

During 2011, ADB posted net unrealized gains of $5.7 million, as compared to net unrealized gains of $42.7 million in 2010. The net unrealized gains in 2011 primarily consisted of fair value adjustments on ADB's swapped borrowings and its derivatives. These resulted from the downward shift of the yield curves of some of the major currencies and the tightening of ADB's credit spreads.

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[1] Operating income is defined as statutory net income before unrealized gains (losses) due to changes in the fair value of borrowings and derivatives, and ADB's proportionate share of unrealized gains (losses) from equity investments accounted under the equity method.

ADB'S STRATEGIC FRAMEWORK

Long-Term Strategy

On April 7, 2008, ADB adopted a long-term strategic framework for the 2008 to 2020 period. Known as Strategy 2020, the framework is based on a thorough examination of the region's challenges, a comprehensive review of ADB's past and ongoing operations, and extensive stakeholder consultations. Strategy 2020 reaffirms both ADB's vision of an Asia and Pacific region free of poverty and ADB's mission to help developing member countries reduce poverty and improve living conditions and quality of life. It also lays out clear directions for planning ADB's operations and its organization and business processes to 2020.

To achieve its mission, ADB will focus on three strategic areas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB operations will emphasize five key drivers of change: private sector development and operations, good governance and capacity development, gender equity, knowledge solutions, and partnerships.

Enhancing ADB's Financing Instruments

On April 12, 2011, the Board of Directors approved, for a 3-year implementation on a pilot basis from 2011 to 2013, a project design facility that will provide loan advances to fund design and project preparation activities. Its aim is to fund detailed design activities and feasibility studies (if needed) before a project is approved.

Review of ADB's Policy-Based Lending

The Board of Directors approved reforms to ADB's policy-based lending (PBL) on July 14, 2011. The PBL reforms comprise two main elements: (1) mainstreaming medium-term programmatic budget support and (2) enhancing ADB's short-term crisis response capacity.

The medium-term programmatic budget support incorporates the latest best practices in general budget support by international financial institutions (and development partners) aligned with structural reforms in developing countries. The refined PBL policy emphasizes the importance of country ownership and flexibility in design and implementation of reforms in a number of the Strategy 2020 priority areas – including finance and private sector development, governance, and institutional development.

The Board of Directors also approved the mainstreaming of ADB's countercyclical support facility established at the time of the global economic crisis in 2009, to provide budget support to developing member countries' fiscal stimulus packages. The PBL reforms also enhanced flexibility in setting the term of loans granted under the countercyclical support facility and authorized the granting of special PBL for balance-of-payments support. The PBL reforms took effect on October 14, 2011.

Mainstreaming of Nonsovereign Public Sector Financing Facility

The nonsovereign public sector financing facility enables ADB to provide financial assistance to public sector borrowers without a central government guarantee. This instrument

was introduced in 2005 for a pilot phase. The Board of Directors mainstreamed this facility in September 2011. Eligible public sector entities include subnational governments (including municipalities) and their companies, as well as state-owned enterprises.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB's assistance.

Ordinary Capital Resources Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's vision is an Asia and Pacific region free of poverty and its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB aims to make substantive contributions toward its vision by focusing its support on three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB positions itself as a partner and agent for change by promoting private sector development, good governance, gender equity, knowledge solutions and partnerships.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Policy-based Lending

ADB's policy-based lending is designed to help developing member countries improve growth prospects and achieve economic efficiency through appropriate policy and institutional reforms over the medium- to long-term. Stand-alone policy-based lending provides budget support and is typically packaged as a multitranche loan to support structural reforms in a particular sector. The programmatic approach is ADB's primary mode of policy-based lending; it provides support in conjunction with structural reforms implemented over a medium-term time frame. Programmatic budget support typically finances a series of subprograms, each of which should be designed as a fully front-loaded single-tranche intervention. The ADB's special policy-based lending (SPBL) facility consists of short-term, large, and quick disbursing loans used for emergency balance-of-payment support and focuses on actions to reduce the severity of a payment crisis. ADB's Countercyclical Support Facility (CSF) provides budget support to facilitate a developing member countries' fiscal stimulus at a time of the economic crisis.

ADB's total annual stand-alone policy-based loans, subprogram loans under the programmatic approach, policy-based component of sector development programs, and policy-based guarantees may not exceed 20% of its total public sector lending on a 3-year moving average basis under normal circumstances. SPBL and the CSF loans do not count towards the ceiling on policy-based lending.

Nonsovereign Operations

ADB's nonsovereign operations are integral to the objectives of Strategy 2020, which include a target of 50% of ADB's operations by 2020 in support of private sector development and private sector operations. ADB focuses on nonsovereign projects with significant development impact as well as on initiatives that stimulate the private sector and lead to accelerated, sustainable, and inclusive growth.

In support of these objectives, ADB assumes greater, but thoroughly assessed, risks and acts as a catalyst for investments that the private sector would not normally make. It helps developing member countries attract direct private sector investments that support inclusive growth and improve the environment. To do so, ADB's tools include direct financing, credit enhancements, risk mitigation guarantees, and innovative new financial instruments.

In its nonsovereign operations, ADB directly assists developing member countries through projects with development impact that may have limited access to capital. ADB participates in projects through nonsovereign loans (direct loans to private and/or public sector entities, including state-owned enterprises, without sovereign counterguarantees); equity investments; and credit enhancement products (including guarantees and syndications,[2] where ADB arranges a complete financing package for a project and thus encourages local and international commercial banks to participate).

[2] Syndications include B-loans, unfunded risk participations, guarantor-of-record structures, and risk distributions. A B-loan is a loan made by ADB but funded by eligible third-party commercial financiers where ADB itself is also lending to the transaction. An unfunded risk participation enables ADB to transfer risk and to share any associated recovery rights with respect to a loan provided by ADB with one or more syndicate members. Guarantor-of-record structures allow ADB to issue a guarantee for the entire amount of the coverage requested but retains only a portion of the exposure for its own account while the remaining exposure is underwritten by insurance providers. Risk distributions enable ADB to transfer risk and to share any associated recovery rights with respect to a guarantee provided by ADB with one or more syndicate members. Syndications complement a direct loan funded by ADB.

ADB's nonsovereign operations focus on two of the core areas of operations identified in Strategy 2020: infrastructure (with particular emphasis on energy) and finance. Strategic interventions through public–private partnerships focus on renewable energy and other infrastructure sectors. ADB infrastructure financing is available only for commercially viable projects that are structured or capable of being structured as public-private partnerships.

Newly approved financial assistance in 2011 reached $2.3 billion. Since its first private sector investment in 1983, ADB has approved 267 nonsovereign projects for total assistance amounting to $14.5 billion, including equity investments, direct loans and B-loans, and guarantees. At the end of 2011, nonsovereign projects in 21 developing member countries were under administration.

ADB's participation is meant to catalyze or bring about financing from other sources – both local and foreign – and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks and other development institutions and financing partners. This may be through parallel financing, separate from the ADB financing package, or through syndication arrangements in which ADB acts as lender of record and commercial banks take a participation in the ADB loan. Alternatively, ADB may provide guarantees or act as a guarantor of record to commercial financial institutions.

Generally, the nonsovereign exposure to any one obligor or project may not exceed:

(i) for loans or credit guarantees that are not guaranteed by eligible counterparties, the lesser of $250 million and an amount equal to:

  a) 25% of the total project cost, in the case of a limited recourse project financing;

  b) 25% of the total assets, including the amount to be financed, in the case of a corporate loan; or

  c) 50% of tangible net worth, in the case of a loan to a bank;

(ii) for loans or credit guarantees that are comprehensively guaranteed by eligible counterparties, the lesser of $400 million and an amount equal to 70% of the total project cost, in the case of a limited recourse project financing or, the total assets of the borrower, in the case of a corporate loan;

(iii) for political risk guarantees, the lesser of $400 million and an amount equal to 40% of the total project cost, in the case of a limited recourse project financing, or the total assets of the borrower, in the case of another type of financing; and

(iv) for equity investments, the lesser of $75 million and an amount equal to:

  a) 25% of the net worth of the investee (inclusive of ADB's investment), when investing in a project, financial institution or corporate entity; or

  b) 25% of committed amounts, when investing in a private equity fund.

When ADB provides more than one form of financing to an obligor or project, nonsovereign operations exposure to the obligor or project may not exceed $400 million, provided however that:

(i) the aggregate amount of loans, credit guarantees and equity investments may not exceed $250 million and further, that the amount invested as equity may not exceed $75 million; or

(ii) the aggregate amount of loans, credit guarantees and equity investments further may not exceed:

a) 25% of total project costs, when investing in a project;

b) 25% of total assets, when investing in a corporation; or

c) 35% of tangible net worth, when investing in a bank.

Technical Assistance

ADB provides technical assistance in (i) identifying, formulating, and implementing development projects; (ii) formulating and coordinating development strategies, plans, and programs; (iii) improving institutional capabilities; and (iv) undertaking sector-, policy-, and issues-oriented studies in its developing member countries, subregions, and the region. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Since 2005, ADB has also provided technical assistance for private sector development.

In April 2001, the Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources.

Ordinary Operations

ADB's lending limitation policy approved in December 2008 limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. As of December 31, 2011, the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantees was $50,934.5 million ($47,077.7 million in 2010), compared with a maximum lending ceiling on such date of $174,266.4 million ($155,688.5 million in 2010).

Loans

From its establishment through December 31, 2011, ADB had approved loans, net of terminations and reductions, aggregating $136,999.5 million in its ordinary operations. At December 31, 2011, the total amount of ADB's loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations was $78,079.3 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 83.9%

of the aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People's Republic of China (23.5%), India (22.4%), Indonesia (14.1%), Pakistan (10.0%), Philippines (7.5%), and Viet Nam (6.4%).

In 2011, 75 ordinary operations loans totaling $10,650.6 million were approved, as compared with 66 ordinary operations loans totaling $9,231.7 million[3] in 2010. Of the 2011 approved loans, $9,050.6 million were sovereign loans and $1,600.0 million were nonsovereign loans, as compared with $8,197.0 million and $1,034.7 million, respectively, in 2010. Of the total approved ordinary operations loans in 2011, 40% were to the People's Republic of China and India.

During 2011, loan disbursements totaled $6,336.7 million, which represented an increase of 6.6% from the $5,944.4 million disbursed in 2010. Regular principal repayments in 2011 were $2,674.8 million ($2,310.8 million in 2010), while prepayments amounted to $104.7 million ($33.5 million in 2010). In 2011, five loans were fully prepaid for $67.9 million and two loans were partially prepaid for $36.8 million. As of December 31, 2011, loans outstanding after allowance for loan losses and net unamortized loan origination costs totaled $49,759.3 million ($45,943.8 million in 2010) of which $47,052.7 million were sovereign loans and $2,706.6 million were nonsovereign loans.

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2011 is set forth in *Appendix VI* of the *Financial Statements*. A breakdown by sector of the ordinary operations loans approved by ADB since its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2011 is shown in *Table 4*.

Table 4: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2011

Sector	Total Approved Loans		Total Outstanding Effective Loans [a]	
	$ million	%	$ million	%
Transport and ICT	37,475.7	27.4	21,701.0	31.8
Energy	32,612.5	23.8	13,438.6	19.7
Finance	17,728.9	12.9	5,028.1[b]	7.4
Public Sector Management	12,311.7	9.0	9,712.2	14.2
Water Supply and Other Municipal Infrastructure and Services	10,921.6	8.0	5,712.4	8.4
Agriculture and Natural Resources	9,496.8	6.9	3,767.6	5.5
Multi-Sector	8,368.8	6.1	6,444.8	9.4
Industry and Trade	3,072.6	2.2	606.3	0.9
Education	2,961.7	2.2	1,050.3	1.5
Health and Social Protection	2,049.2	1.5	743.9	1.1
Total	136,999.5	100.0	68,205.4	100.0

[a] Includes outstanding loans and undisbursed effective loans.
[b] Includes a $45 million loan for the Trade Finance Program approved in 2003.
Note: Figures may not add up due to rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs they finance. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2011 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $319,445.0 million,

[3] Net of one nonsovereign loan cancellation amounting to $18.0 million.

of which approximately 42.9% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements. In 2011, $2,307.5 million from official sources was mobilized in loan cofinancings for 14 loan projects, $107.0 million of which is administered by ADB and $2,200.5 million of which is administered under collaborative arrangements.

ADB offers a multitranche financing facility (MFF), a debt financing facility that allows ADB to deliver financial resources for a specific program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, or any combination of these instruments based on periodic financing requests submitted by the borrower. In 2011, 12 MFFs totaling $4.8 billion (12 MFFs totaling $3.9 billion in 2010) were approved under ordinary capital resources. Periodic financing requests under MFFs amounting to $3.7 billion were approved in 2011 ($3.1 billion in 2010).

ADB provides lending without a sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. Three loans to state-owned enterprises without sovereign guarantees totaling $600.0 million were approved in 2011 (nil in 2010).

In June 2009, the Board of Directors approved the establishment of the CSF to provide up to $3.0 billion equivalent in financing in response to the global economic crisis that spread to the region. The CSF was available in 2009 to 2010 and was aimed at providing support to the countercyclical development expenditure/policy program of developing member countries. Five sovereign loans totaling $2.5 billion were outstanding as of December 31, 2011. The loans approved under the CSF carry a lending spread of 2% over 6-month LIBOR. Rebates and surcharges also apply to the CSF. In 2011, a total of $4.5 million of surcharges were collected on loans under the CSF ($4.1 million in 2010).

In April 2011, ADB established the project design facility on a pilot basis to support project preparation, particularly detailed engineering designs, through project design loans. Loans approved under the facility will, as appropriate, bear interest rates similar to ordinary capital resources or Asian Development Fund loans. Payment of interest is deferred until the project design loans are refinanced out of the proceeds of project loans or other repayment terms take effect. As of December 31, 2011, no project design loans had yet been approved under the facility.

Sovereign and Nonsovereign Loans

The majority of ADB's ordinary operation loans (93.2%) have been made to the public sector (member countries and with the guarantee of the concerned member, government agencies or other public entities). The rest have been made to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and the portfolio position of sovereign and nonsovereign loans is shown in *Table 5*.

Table 5: Lending Status at December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2011	2010	2011	2010
Cumulative Approvals [a]	129,420	120,369	7,579	5,997
Cumulative Effective Loans [b]	106,029	97,608	5,129	4,564
Cumulative Repayments [c]	42,260	40,003	1,844	1,553
Outstanding	46,972	43,567	2,757	2,366
Undisbursed [d]	25,789	22,902	2,561	1,675
Total Loans	72,761	66,469	5,318	4,041

[a] Net of loan terminations and reductions.

[b] Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied net of cancellations. Includes revolved amount under the TFP facility.

[c] At historical U.S. dollar equivalents.

[d] Includes not yet effective loans.

Note: Figures may not add up due to rounding.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. During 2011, no loan loss provisions were made against outstanding sovereign loans (write-back of $2.7 million on one loan in 2010). There was no accumulated loan loss provision for sovereign loans as of December 31, 2011 (nil in 2010).

Loan loss provisions for nonsovereign loans totaling $5.7 million were charged against income during 2011 ($40.4 million in 2010) mainly due to the recognition of collective loan loss provisions for the probable impairment of the credit exposure on the outstanding loans that are evaluated but are not individually considered impaired (see *Appendix IX* of the *Financial Statements, Notes E* and *M*).

In conjunction with its income planning framework, in 2004 ADB established a loan loss reserve for its sovereign loans and guarantee portfolios, which is presented under "Capital and Reserves" in the balance sheet. In December 2006, the Board of Directors approved the application of this policy to nonsovereign credit exposures. As of December 31, 2011, the loan loss reserve amounted to $200.1 million, as compared to $246.0 million as of December 31, 2010 (see *Appendix IX* of the *Financial Statements, Note L*).

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the local currency loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window, the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window was introduced in July 2001 in response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL product gives borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers have the following repayment options: annuity type,

straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

The Board of Directors approved the introduction of the LCL window in August 2005. The LCL window is available to both private sector and public sector entities. ADB aims to reduce currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2011 and December 31, 2010 is presented in *Table 6.*

Table 6: Loan Portfolio by Loan Products
as of December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2011	2010	2011	2010
LIBOR-based Loans				
Outstanding	36,828	32,388	1,965[a]	1,654[a]
Undisbursed	25,789	22,752	2,007[a]	942[a]
Market-based Loans				
Outstanding	375	414	49	60
Undisbursed	—	—	—	—
Pool-based Single Currency (JPY) Loans				
Outstanding	1,971	2,392	—	—
Undisbursed	—	—	—	—
Pool-based Single Currency (U.S.$) Loans				
Outstanding	5,138	5,857	—	—
Undisbursed	—	—	—	—
Countercyclical Support Facility (CSF)				
Outstanding	2,500	2,500	—	—
Undisbursed	—	—	—	—
Local Currency Loans				
Outstanding	150	—	733	647
Undisbursed	—	151	553	726
Others				
Outstanding	12	16	10	5
Undisbursed	—	—	1	7
Total				
Outstanding	46,972	43,567	2,757	2,366
Undisbursed[b]	25,789	22,902	2,561	1,675

— = Nil.

[a] Includes lending without sovereign guarantee to state-owned enterprises.

[b] Undisbursed balances include undisbursed effective loans and loans approved but not yet effective.

Note: Figures may not add up due to rounding.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers loans denominated in euros, yen or U.S. dollars. Since November 2006, ADB has been authorized to offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The lending rate is the cost base rate plus a contractual spread that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months.

For sovereign loans negotiated before October 1, 2007, the lending spread is 0.60%. In December 2011, the Board of Directors approved, for borrowers of such loans that do not have arrears with ADB, the continuation of the waiver of 20 basis points off the lending spread for all interest periods commencing from January 1, 2012 up to and including December 31, 2012.

In December 2007, the Board of Directors approved an effective contractual spread of 0.20% for all sovereign loans negotiated from October 1, 2007. This effective contractual spread applies to sovereign loans negotiated up to and including June 30, 2010. No waiver mechanism applies for such loans.

In April 2010, the Board of Directors approved an effective contractual spread of 0.30% for all sovereign loans negotiated from July 1, 2010 up to and including June 30, 2011, and an effective contractual spread of 0.40% for all sovereign loans negotiated on or after July 1, 2011. No waiver mechanism applies for such loans.

In December 2011, the Board approved the introduction of the following maturity premiums for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and all local currency loans with sovereign guarantees for which, in each case, formal loan negotiations are completed on or after April 1, 2012: (i) 0.10% per annum on loans with an average loan maturity of greater than 13 years and up to 16 years, and (ii) 0.20% per annum on loans with an average loan maturity of greater than 16 years and up to 19 years. ADB also introduced a limit on the average loan maturity for new sovereign and sovereign-guaranteed loans of 19 years. The average loan maturity is derived on the basis of the weighted average time to repay the loan.

The lending spread for nonsovereign loans reflects, among other considerations, the credit risk of the specific project and borrower and is determined on a case-by-case basis by the Investment Committee.

A commitment fee is levied on the undisbursed balance of effective sovereign loans, commencing 60 days after the date of the loan agreement. For project loans signed or negotiated on or before January 1, 2007, the commitment fee is 0.75% per annum and accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter. For project loans negotiated after January 1, 2007 and before October 1, 2007, a single-rate commitment fee of 0.35% per annum applies. For policy-based loans negotiated during the same period, the commitment fee is 0.75% per annum.

In December 2011, the Board of Directors approved for borrowers of sovereign loans that do not have arrears with ADB a waiver of (i) 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007 and before October 1, 2007 and (ii) 0.50% per annum of the commitment fee for all policy-based loans negotiated before October 1, 2007. The waiver of the commitment fee will be applicable with respect to all interest periods commencing from January 1, 2012 up to and including December 31, 2012.

In December 2007, the Board of Directors approved the reduction of the commitment charge from 0.35% per annum for project loans and from 0.75% per annum for policy-based loans to 0.15% per annum for both project and policy-based loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan.

ADB also charges a market-based front-end fee on nonsovereign loans to cover the administrative costs incurred in loan origination. Front-end fees are typically in the range of 1.0% to 1.5% depending on the transaction. ADB has not charged front-end fees for sovereign loans since 2004.

Rebates and surcharges are standard features of sovereign LBLs. To maintain the principle of cost pass-through pricing policy, ADB may recover from or return to its sovereign borrowers the difference between its actual funding costs and LIBOR through a surcharge or rebate. ADB's funding cost margins are reset on January 1 and July 1 every year and are based on the actual average funding cost margin above or below LIBOR in the applicable currency for the preceding 6 months. The rebates or surcharges are passed on to the borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned an actual sub-LIBOR funding cost margin of $81.5 million to its LBL sovereign borrowers in 2011 ($85.4 million in 2010) based on the rebate rates.

Table 7: Funding Cost Margin
(% per annum)

	LIBOR-based Loans	
	U.S. dollar	yen
January 1, 2011	(0.23)	(0.27)
July 1, 2011	(0.21)	(0.27)

( ) = Negative.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of the funding transaction it undertakes to finance the specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark. All LCLs initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate is based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles to those applied to ADB's LBL product. The effective contractual spread of 0.30% approved by the Board of Directors on April 12, 2010 for sovereign LBLs negotiated from July 1, 2010 up to and including June 30, 2011 also applies to LCLs negotiated from July 1, 2010 up to and including June 30, 2011 that are guaranteed by sovereigns, and the effective contractual spread of 0.40% for all sovereign LBLs negotiated on or after July 1, 2011 also applies to LCLs negotiated on or after July 1, 2011 that are guaranteed by sovereigns. For non-guaranteed LCLs, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk for each specific loan, among other factors, must be considered.

Front-end fees and commitment charges are handled similarly to the LBL product. All LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns will not be charged front-end fees, and commitment charges for undisbursed amounts on such loans will accrue at 0.15% per annum. For non-guaranteed loans, the front-end fee will vary from case to case, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance of a LCL during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed LCLs that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing. The approved simplification mechanism for rebates and surcharges for LBLs in November 2006 is also applicable to LCLs.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL yen and PSCL U.S. dollar are determined on the basis of ADB's average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to sovereign LBLs negotiated before October 1, 2007. ADB's pool-based variable lending rates for the years 2011 and 2010 are shown in *Table 8.*

Table 8: Pool-based Lending Rates[a]
(% per annum)

	2011	2010	PSCLs
January 1	1.53	1.62	yen
	4.11	4.14	U.S. dollar
July 1	1.53	1.62	yen
	4.19	3.83	U.S. dollar

[a] Lending rates are set on January 1 and July 1 every year, and are valid for 6 months and are represented net of 20 basis points lending spread waiver.

In November 2006, the Board of Directors approved an option for all PSCL borrowers to convert their outstanding loan balances under PSCLs to LBLs at prevailing market rates at the time of conversion.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of 6-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.50% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

The Board of Directors approved in November 2006 the introduction of debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. In offering debt management products for third-party liabilities, ADB is able to contribute to the economic development of its developing member countries by allowing members or guaranteed entities to improve debt management, thereby potentially reducing economic volatility, reducing borrowing costs, improving access to capital markets, and freeing up scarce financial resources for economic development.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformation of a local currency liability into a foreign currency liability is not offered.

Equity Investments

ADB provides assistance in the form of equity investments, in addition to loans without government guarantees, and other financing schemes. The Charter allows the use of ordinary capital resources for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital actually paid up together with reserves and surplus, excluding special reserves. The total equity investment portfolio – for both outstanding and undisbursed approved equity investments – amounted to $1,240.1 million at December 31, 2011 ($1,186.7 million at December 31, 2010). This represented about 79% of the ceiling defined by the Charter.

In 2011, six equity investments totaling $239.0 million were approved, as compared with seven equity investments totaling $235.0 million[4] in 2010. In 2011, ADB disbursed a total of $76.7 million in equity investments, a 60.2% decrease from $192.6 million disbursed in 2010, and received a total amount of $207.4 million from capital distributions and divestments, whether in full or in part, from 38 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies concerned.

For additional information on Equity Investments, see *Appendix IX* of the *Financial Statements, Note G.*

Guarantees

To catalyze capital flows into and within its developing member countries for eligible projects, ADB extends guarantees for eligible projects which enable financing partners to transfer certain risks that they cannot easily absorb or manage on their own to ADB. ADB's guarantees support infrastructure projects, financial institutions, capital market investors and trade financiers, and cover a wide variety of debt instruments. Guarantees may provide either comprehensive (financial risk) or limited coverage, including political risk.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. Guarantee tenors are based on the requirements of the underlying project and are callable when a guaranteed event has occurred. Guarantee fees vary depending on whether ADB benefits from a sovereign counterindemnity or not. Guarantees with a sovereign counterindemnity are priced equivalent to ADB's sovereign lending spread; without a sovereign counterindemnity, they are market priced. If a counterindemnity is partial (that is, it covers only selected risks, amounts, or periods), the final price blends the price applicable for the respective parts. ADB may charge or pay administrative and other fees that are specific to the processing and implementation of a credit enhancement product, consistent with industry practice.

Guarantees can cover many forms of debt instruments, including but not limited to (i) senior, subordinated, mezzanine and convertible debt; (ii) project or limited recourse financing; (iii) tier 2 capital raised by banks; (iv) shareholder loans; (v) capital market debt instruments; (vi) performance, bid, advance payment and other payment bonds; (vii) letters of credit, promissory notes, bills of exchange or other forms of trade finance instruments; and (viii) other forms of scheduled or contingent liability that constitute debt. Equity instruments are ineligible for guarantee coverage.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with ASC 460, *Guarantees,* ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix IX* of the *Financial Statements, Note F.*

ADB offers two primary guarantee products – a political risk guarantee and a credit guarantee – both designed to mitigate the risk exposure of financing partners.

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[4] Net of one equity investment cancellation amounting to $8.0 million.

Political risk guarantee: ADB's political risk guarantee is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, breach of contract, and other events arising from political causes. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations.

Credit guarantee: The credit guarantee (CG) of ADB is designed to cover all events of nonpayment of the guaranteed obligation. It can cover up to 100% of the principal and/or interest owed under a debt instrument. CG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. CGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions.

In 2011, ADB approved four new guarantees amounting to $416.6 million (three guarantees amounting to $700.0 million[5] in 2010).

ADB's exposure on guarantees as of December 31, 2011 and December 31, 2010 is shown in *Table 9.*

Table 9: Outstanding Guarantee Exposure
as of December 31
(in millions of U.S. dollars)

	2011 Outstanding Amount	2010 Outstanding Amount
Credit Guarantees	1,889	1,836
Political Risk Guarantees	106	132
Others	-	1
Total	1,995	1,969

Trade Finance Program: ADB's Trade Finance Program, which started operations in 2004, consists of three products: (i) a credit guarantee facility, under which ADB issues guarantees to participating international and regional banks to guarantee payment obligations issued by approved developing member countries and/or local banks in selected developing member countries; (ii) a revolving credit facility, under which ADB provides trade-related loans to developing member countries' banks in support of companies' export and import activities; and (iii) a risk participation agreement, under which ADB shares risk with international banks to support and expand trade in challenging and frontier markets. The credit guarantee and risk participation agreement are unfunded products while the revolving credit facility is funded.

As of December 31, 2011, outstanding Trade Finance Program loans amounted to $8.8 million (nil in 2010) and guarantees amounted to $579.2 million ($567.1 million in 2010).

[5] Net of one sovereign guarantee cancellation amounting to $232.3 million and one nonsovereign guarantee cancellation amounting to $50.0 million.

Syndications

Syndications enable ADB to mobilize cofinancing by transferring some or all of the risks associated with its loans and guarantees to other financing partners.[6] Thus, syndications decrease and diversify the risk profile of ADB's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. In 2011, ADB provided $200.0 million for two projects through B-loans[7] syndications ($320.0 million for three projects in 2010).

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

In April 2009, the Board of Governors adopted Resolution No. 336 which provides for a fifth general capital increase (GCI V) in ADB's authorized capital stock and subscriptions of an additional 7,092,622 shares by ADB's members. As of December 31, 2011, ADB had received subscriptions from 66 of 67 members totaling $108.0 billion, representing about 99.2% of the shares authorized under GCI V. Following the remaining member's advice that it will no longer subscribe to the allocated shares, the Board of Directors approved the conclusion of the GCI V subscription in January 2012.

The total authorized capital of ADB was 10,638,933 shares valued at $163.3 billion as of December 31, 2011. Subscribed capital as of December 31, 2011 was 10,583,580 shares valued at $162.5 billion. Of the subscribed capital, $8.2 billion was for paid-in shares ($4.7 billion of which was paid as of December 31, 2011) and $154.3 billion was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix IX* of the *Financial Statements, Note K*).

Equity

Total shareholders' equity increased from $15,878.5 million as of December 31, 2010 to $16,533.5 million as of December 31, 2011. This was primarily because of (i) the net effect of the change in the value of the Special Drawing Right (SDR) on capital and reserves of $32.6 million, (ii) a $541.0 million increase in paid-in capital from installment payments received in respect of GCI V, and (iii) net income for the year of $609.5 million before the

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[6] Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.

[7] A B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions' taking funded risk participations within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB.

appropriation to the special reserve of $15.7 million of guarantee fees. The increases were offset mainly by a net other comprehensive loss of $367.9 million and allocations to Special Funds totaling $160 million ($120 million to the Asian Development Fund and $40 million to the Technical Assistance Special Fund).

Paid-in Capital

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $3.3 million was restricted as of December 31, 2011 (see *Appendix IX* of the *Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2011, a total of $73.1 million (1.4% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2011, 23 ADB members holding 64.6% of the total subscribed capital of ADB and 58.6% of the total voting power were also members of the OECD. Presented in *Table 10* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 183.5% of ADB's outstanding borrowings after swaps at December 31, 2011.

Table 10: Capital Subscription of OECD Members as of December 31, 2011
(in millions of U.S. dollars)

	Subscribed Capital	Callable Capital
Japan	25,434	24,162
United States	25,427	24,155
Australia	9,430	8,958
Canada	8,525	8,098
Republic of Korea	8,210	7,799
Germany	7,050	6,697
France	3,793	3,604
United Kingdom	3,328	3,162
Italy	2,945	2,798
New Zealand	2,503	2,378
Netherlands	1,672	1,588
Switzerland	951	904
Austria	555	527
Belgium	555	527
Denmark	555	527
Finland	555	527
Ireland	555	527
Luxembourg	555	527
Norway	555	527
Spain	555	527
Sweden	555	527
Turkey	555	527
Portugal	185	172
Total	104,997	99,742

Note: Figures may not add up due to rounding.

The capital subscription of all ADB members is shown in *Appendix VIII* of the *Financial Statements.*

ADB's capital stock and reserves as of December 31, 2011 are shown in *Table 11.* Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix IX* of the *Financial Statements, Notes B* and *K.*

Table 11: Ordinary Capital Stock and Reserves
(in millions of U.S. dollars)

	December 31, 2011
Subscribed	162,487
Less: Callable capital subscribed	154,336
Paid-in capital subscribed	8,151
Less: Other adjustments [a]	2,914
	5,236
Less: nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital and net notional amounts required to maintain value of currency holdings; plus Reserves, Surplus, Accumulated Net Income and Other Comprehensive Loss [b]	11,297
Total Paid In Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Loss	16,534

[a] Comprises $85 million of capital transferred to the Asian Development Fund and discount and $2,829 million of paid-in capital subscription installments not yet due (see *Appendix IX* of the *Financial Statements, Note K*).

[b] For a description of reserves, see *Appendix IX* of the *Financial Statements, Note L.*

Note: Figures may not add up due to rounding.

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

ADB's borrowing policy approved in December 2008 limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on such policy, the sum of such capital and reserves as of December 31, 2011 was $112,680.8 million ($93,524.8 million in 2010). The aggregate of ADB's gross outstanding borrowings of $54,799.9 million as of December 31, 2011 ($48,612.9 million as of December 31, 2010) was equivalent to 48.6% (52.0% in 2010) of such ceiling.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Canada; People's Republic of China; Germany; Hong Kong, China; India; Italy; Japan; Republic of Korea; Kuwait; Luxembourg; Malaysia; Netherlands; New Zealand; Philippines; Saudi Arabia; Singapore; Switzerland; Taipei,China; Thailand; the United Arab Emirates; the United Kingdom; and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $8 billion Euro-commercial Paper Programme to afford greater flexibility in the timing of its long-term borrowings. A summary of ADB's outstanding borrowings as of December 31, 2011 is set forth in *Appendix VII* of the *Financial Statements.*

ADB's primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2011, ADB continued its strategy of issuing liquid benchmark bonds to maintain its strong presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels.

In 2011, ADB completed 68 borrowing transactions, raising about $14.0 billion in long- and medium-term funds ($14.9 billion in 2010). The new borrowings were raised in nine currencies: Australian dollar, Brazilian real, Mexican peso, New Zealand dollar, Norwegian krone, pound sterling, South African rand, Turkish lira, and U.S. dollar. Of the 2011 borrowings,

$10.6 billion was raised through 16 public offerings, including three global benchmark bond issues denominated in U.S. dollars totaling $5.5 billion. The remaining $3.4 billion were raised through 52 private placements. The average maturity of these borrowings was 4.6 years (4.9 years in 2010). All of the 2011 borrowings were converted into U.S. dollar floating-rate liabilities. Aside from the medium- and long-term borrowings, ADB also raised $620.6 million in short-term funds under its Euro-commercial Paper Programme to enhance its presence in the market and to meet temporary cash needs. As of end of 2011, only $437.6 million of Euro-commercial paper borrowings were outstanding. *Table 12* shows details of 2011 borrowings as compared with borrowings in 2010.

Table 12: Borrowings
(in millions of U.S. dollars, unless otherwise specified)

	2011	2010
Medium- and Long-Term Borrowings		
Total Principal Amount	14,009	14,940
Average Maturity to First Call (years)	4.6	4.9
Average Final Maturity (years)	6.8	6.1
Number of Transactions		
Public Offerings	16	20
Private Placements	52	72
Number of Currencies (before swaps)		
Public Offerings	6	6
Private Placements	7	7
Short-Term Borrowings [a]		
Total Principal Amount [b]	621	30
Number of Transactions	8	1
Number of Currencies	2	1

[a] All euro-commercial papers.

[b] At year-end, the outstanding principal amount was $437.6 million in 2011 and nil in 2010.

In May 2011, ADB launched its first NKr1.25 billion ($227 million equivalent) public bond offering; in October 2011, ADB reopened the existing Norwegian krone issue in the amount of NKr250 million ($43.1 million equivalent), bringing the outstanding principal amount of the series to NKr1.5 billion ($270.2 million equivalent). ADB also issued its inaugural £400 million ($645.4 million equivalent) pound sterling-denominated floating rate note. Following the success of its thematic bonds in 2010, ADB issued two water themed private placements in 2011 totaling $40 million. ADB also completed buyback transactions for a total principal amount of about $298.9 million in 2011.

ADB continued to explore and pursue its objective of contributing to the development of regional bond markets and providing the appropriate local currency funding for its borrowers. In 2011, ADB executed a cross-currency swap to finance the disbursement of ADB's first sovereign-guaranteed local currency loan denominated in Kazakhstan tenge.

Use of Derivatives

ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for its operations in a cost-efficient way while maintaining its borrowing presence in major capital markets. *Figures 1* and *2* show the effects of swaps on the currency composition and interest rate structure of ADB's outstanding borrowings as of December 31,

2011. Interest rate swaps are also used for asset and liability management purposes to match ADB's liabilities to the interest rate characteristics of the loans that it makes.

Figure 1: Effect on Currency Composition
As of December 31, 2011



Currency Composition of Outstanding Borrowings (Before Swaps)
Other Currencies[a] 19.5%
Japanese yen 6.4%
Australian dollar 16.8%
US dollar 57.3%
Currency Composition of Outstanding Borrowings (After Swaps)
Other Currencies[b] 1.4%
Japanese yen 7.2%
US dollar 91.4%

[a] Other currencies include Brazilian real, Canadian dollar, yuan, Hong Kong dollar, Indian rupee, Kazakhstan tenge, Malaysian ringgit, Mexican peso, New Zealand dollar, Norwegian krone, Philippine peso, pound sterling, Singapore dollar, South African rand, Swiss franc, Thai baht, and Turkish lira

[b] Other currencies include yuan, Indian rupee, Kazakhstan tenge, and Swiss franc.

Figure 2: Effect on Interest Rate Structures
As of December 31, 2011



Interest Rate Structure of Outstanding Borrowings (Before Swaps)
Variable 6.1%
Fixed 93.9%
Interest Rate Structure of Outstanding Borrowings (After Swaps)
Fixed 8.2%
Variable 91.8%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB's earning base. ADB's Investment Authority governs ADB's investments in liquid assets. The primary objective is to maintain the security and liquidity of funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. ADB does not switch currencies to maximize

returns on investments, and investments are generally made in the same currencies in which they are received. At the end of 2011, ADB held liquid investments in 23 currencies.

Liquid investments are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—core liquidity, operational cash, cash cushion, discretionary liquidity, and ad hoc—all of which have different risk profiles and performance benchmarks. The year-end balance of the portfolios and the return on the liquidity portfolio in 2011 and 2010 are presented in *Table 13*.

Table 13: Year-End Balances and Returns on Liquidity Portfolios

	Year - End Balance[a] *(in millions of U.S. dollars)*		Annualized Financial Return *(%)*	
	2011	2010	2011	2010
Core liquidity portfolio	14,400	12,592	3.44	3.5
Operational cash portfolio	196	218	0.09	0.15
Cash cushion portfolio	2,136	1,933	0.57	0.46
Discretionary liquidity portfolio	4,408	3,091	0.44[b]	0.3[b]
Others	562	453	3.57	1.36
Total	21,701	18,286		

[a] Including receivables for securities repurchased under resale arrangements, securities transferred under securities lending arrangements, unsettled trades, and accrued interest. The composition of the liquidity portfolio may shift from year to year as part of the ongoing asset and liability management and liquidity management operations.

[b] Spread over funding cost at December 31.

Note: Figures may not add up due to rounding.

The core liquidity portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded by equity, and the average duration of the major currencies in the portfolio was about 2.26 years at December 31, 2011.

The operational cash portfolio is designed to meet net cash requirements over a 1-month horizon. It is funded by equity and invested in short-term highly liquid money market instruments.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending the disbursement of these funds. It is invested in short-term instruments, and aims to maximize the spread earned between the borrowing costs and investment income.

The discretionary liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium term, and to opportunistically permit borrowing ahead of cash-flow needs and bolster ADB's access to short-term funding through continuous presence in the market.

FINANCIAL RISK MANAGEMENT

ADB continues to strengthen its Office of Risk Management (ORM) to support the planned growth in ADB's operations.

In carrying out its mission, ADB is exposed to various risks: (i) credit risk, (ii) market risk, (iii) liquidity risk, and (iv) operational risk. In this connection, ORM develops and implements policies and procedures to measure, monitor and control these risks. ADB's risk management governance also includes a Risk Committee which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President.

ADB conducts risk assessments of new nonsovereign transactions, provides independent monitoring following origination, and assumes responsibility for resolving distressed transactions when necessary. ADB also monitors its market and treasury risks, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. Finally, ADB monitors limits and concentrations, sets aside loan loss reserves, establishes loan loss provisions including collective provision requirements, and assesses its capital adequacy.

Credit Risk

Credit risk is the loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual transaction.

ADB assigns a risk rating to each loan, guarantee, and treasury counterparty on an internal scale from 1 to 14 (*Table 14*). For sovereign and treasury counterparties, the external rating is used in assigning the internal rating. For nonsovereign transactions, the rating typically is not better than that of the sovereign.

Table 14: ADB Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB– / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loans and guarantees, while the nonsovereign portfolio includes nonsovereign loans and guarantees, publicly traded equity, and private equity. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. *Table 15* details the credit risk exposure and weighted average risk rating for each asset class. These figures are gross of collateral, other credit enhancements, and impairment provisions. Overall, aggregate credit risk improved from 4.4 (BBB) in 2010 to 4.1 (BBB) in 2011.

Table 15: Exposure to Credit Risk
As of December 31
(In millions of U.S. dollars, unless otherwise specified)

	2011		2010	
Item	**Exposure** ($ million)	**Rating** (1–14)	**Exposure** ($ million)	**Rating** (1–14)
Sovereign operations (loan and guarantee)	47,930.5	5.4 / BBB–	44,424.2	5.7 / BB+
Nonsovereign operations	4,622.7		4,416.3	
a. Loan and guarantee	3,466.1	6.3 / BB+	3,138.6	7.1 / BB
b. Publicly traded equity	297.7	n/a	491.6	n/a
c. Private equity	858.9	n/a	786.1	n/a
Treasury	22,981.0	1.0 / AA	20,486.5	1.0 / AA+
a. Fixed income	16,605.7	1.0 / AA+	15,472.2	1.0 / AA+
b. Cash instruments	5,771.3	1.1 / AA–	3,916.3	1.0 / AA
c. Derivatives	604.0	1.4 / A+	1,098.0	1.0 / AA–
Aggregate Exposure	**75,534.2**	**4.1/BBB**	**69,327.0**	**4.4 / BBB**

n/a = not applicable.

Credit Risk in the Sovereign Portfolio

Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through loan loss reserves and the maintenance of conservative equity levels. ADB's ordinary capital resources have not experienced any loss of principal from sovereign operations. When countries have delayed payments, they have generally returned their loans to accrual status and ADB has never had to write off a sovereign loan funded from ordinary capital resources.

ADB charges provisions against income for a specific transaction if it is considered impaired. In addition, ADB also appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB could incur in the course of lending. The provisions are based on projections of future repayment capacity. The loan loss reserve is based on the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserve represents ADB's expected loss for sovereign operations. The 2011 results are discussed below.

Sovereign credit quality: The weighted average risk rating of the sovereign credit portfolio improved from 5.7 (BB+) in 2010 to 5.4 (BBB–) in 2011 because of improving sovereign credit conditions in many of ADB's developing member countries and more disbursements to higher rated countries, such as the People's Republic of China (*Figure 3*). Refer to *Appendix IX* of the *Financial Statements*, *Note E* for additional information.

Figure 3: Sovereign Exposure by Credit Quality
As of December 31


2011
High
credit risk
0.1%
Low
credit risk
48.0%
Medium
credit risk
51.9%
2010
High
credit risk
0.0%
Low
credit risk
44.9%
Medium
credit risk
55.1%

0.0 = % is less than 0.05. Low credit risk = exposures with risk rating 1–5, Medium credit risk = exposures with risk rating 6–11, High credit risk = exposures with risk rating 12–14.

Sovereign concentrations: Because Asia's population is concentrated in a few countries, ADB assumes higher concentration risk to the most populous countries to fulfill its development mandate. The three largest borrowers—the People's Republic of China, India, and Indonesia—represented 64.8% of the portfolio *(Table 16).*

Table 16: Sovereign Country Exposure
As of December 31

	2011		2010	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	11,693.4	24.4	10,462.6	23.6
India	9,844.3	20.5	8,736.2	19.7
Indonesia	9,503.5	19.8	9,887.8	22.3
Philippines	5,569.0	11.6	5,465.0	12.3
Pakistan	5,296.6	11.1	5,089.1	11.5
Others	6,023.7	12.6	4,783.5	10.8

Note: Percentages may not sum precisely to 100% due to rounding.

Expected loss: Improvements in credit quality offset increases in expected loss from portfolio growth, reducing the expected loss for the sovereign portfolio from $164.2 million in 2010 to $158.2 million in 2011 *(Table 17).*

Table 17: Sovereign Portfolio Expected Loss
As of December 31

	2011		2010	
Item	**$ million**	**% of SO portfolio**	**$ million**	**% of SO portfolio**
Provision for Loan Losses	–	–	–	–
Loan Loss Reserve Requirement[a]	158.2	0.3	164.2	0.4
Expected Loss	158.2	0.3	164.2	0.4

– = nil, SO = Sovereign operations.

[a] Loan loss reserve requirement is subject to Board of Governors' approval during the annual meeting in May 2012.

Credit and Equity Risks in the Nonsovereign Portfolio

Nonsovereign credit risk is the risk that a borrower will default on its loan or guarantee obligations when ADB does not have recourse to a sovereign entity. ADB's nonsovereign credit risk is considered more significant because of the uncertain economic environment in some of ADB's markets. In addition, ADB's exposure is concentrated in the energy and finance sectors. ADB employs various policy-based measures to manage these risks.

ADB's Investment Committee and Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee, chaired by a Vice-President, reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee, chaired by the Managing Director General, monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. The Risk Committee also approves or endorses policy changes in managing the portfolio's risks and approves provisions for impaired transactions.

ADB manages its nonsovereign credit risk by assessing all new transactions at both the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those transactions that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed, takes necessary actions to mitigate risks and either confirms or adjusts the risk rating, and updates the valuation for equity investments, including assessing whether impairments are considered other than temporary. ADB will provide specific provisions where necessary in accordance with its provisioning policy.

ADB recognizes specific loan loss provisions in its income statement for known or probable losses in loans and guarantee transactions, and recognizes collective provisions in its income statement for unidentified probable losses that exist in disbursed loan transactions rated below investment grade. In addition, ADB appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB would expect to incur in the course of lending for credit transactions rated investment grade and for the undisbursed portions of credit transactions rated worse than investment grade. Specific provisions are based on projections of future repayment capacity. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations.

ADB uses limits for countries, industry sectors, corporate groups, obligors, and individual transactions to manage concentration risk in the nonsovereign portfolio. The 2011 results are discussed below.

Nonsovereign loan and guarantee portfolio: ADB assigns a risk rating to each nonsovereign loan and guarantee. During 2011, ADB's weighted average risk rating improved from 7.1 (BB) to 6.3 (BB+). The improvement was mainly driven by disbursements to better rated projects, risk transfer agreements with stronger rated entities and an improving economic climate in Asia (*Figure 4*). Refer to *Appendix IX* of the *Financial Statements*, *Note E* for additional information.

Figure 4: Nonsovereign Exposure by Credit Quality
As of December 31


2011
High
credit risk
2.6%
Low
credit risk
39.4%
Medium
credit risk
58.0%
2010
High
credit risk
9.4%
Low
credit risk
29.0%
Medium
credit risk
61.7%

Low credit risk = exposures with risk rating 1–5, Medium credit risk = exposures with risk rating 6–11, High credit risk = exposures with risk rating 12–14.

Note: Percentages may not sum precisely to 100% due to rounding.

Publicly traded equity portfolio: The exposure of ADB's publicly traded equity portfolio declined from $491.6 million in 2010 to $297.7 million in 2011. The drop was because of divestitures of shares during the year.

Private equity portfolio: The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which takes equity stakes in investee companies.

Nonsovereign concentrations: The three largest nonsovereign country exposures as of December 31, 2011 were the People's Republic of China (22.8% of total nonsovereign country exposure), India (14.5%), and Pakistan (8.5%). The aggregate exposure of ADB to the top three countries decreased from 48.6% of total nonsovereign exposure as of December 31, 2010 to 45.8% as of December 31, 2011 *(Table 18).* All country exposures complied with ADB's credit limits.

Table 18: Nonsovereign Country Exposure
As of December 31

	2011		2010	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	1,055.0	22.8	1,058.5	24.0
India	668.1	14.5	690.5	15.6
Pakistan	394.6	8.5	293.6	6.6
Philippines	288.1	6.2	326.7	7.4
Indonesia	227.2	4.9	193.4	4.4
Viet Nam	214.3	4.6	396.1	9.0
Others	1,775.4	38.4	1,457.5	33.0

Note: Percentages may not sum precisely to 100% due to rounding.

The nonsovereign portfolio is dominated by energy and finance *(Table 19).* ADB maintains higher exposures to these sectors because of the importance of infrastructure and the finance sector to economic development. To mitigate sector concentration, ADB conducts additional monitoring of and reporting on these sectors, and employs specialists in these areas.

Table 19: Nonsovereign Sector Exposure
As of December 31

	2011		2010	
Sector	**$ million**	**%**	**$ million**	**%**
Energy	2,082.7	45.1	1,966.3	44.5
Finance	1,739.4	37.6	1,682.0	38.1
Investment Funds	374.7	8.1	355.0	8.0
Others	425.9	9.2	413.1	9.3

Note: Percentages may not sum precisely to 100% due to rounding.

Expected loss: Expected loss in the nonsovereign portfolio decreased in 2011 *(Table 20).* The primary driver of this decline was the upgrading of the credit risk rating of a number of transactions and countries.

Table 20: Nonsovereign Portfolio Expected Loss
As of December 31

	2011		2010	
Item	**$ million**	**% of NSO portfolio[a]**	**$ million**	**% of NSO portfolio[a]**
Specific Provision for Loan Losses	9.6	0.3	9.2	0.3
Collective Provision for Loan Losses	25.4	0.7	33.4	1.1
Loan Loss Reserve Requirement[b]	35.5	1.0	35.9	1.1
Expected Loss	70.5	2.0	78.4	2.5

NSO = Nonsovereign operations.

[a] Percentage only applies to the loan and guarantee operations of the nonsovereign portfolio.

[b] Loan loss reserve requirement is subject to Board of Governors' approval during the annual meeting in May 2012.

Note: Figures may not add up due to rounding.

Credit Risk in the Liquidity Portfolio

Issuer default and counterparty default are credit risks that affect the liquidity portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB only transacts with financially sound institutions with ratings from at least two reputable external rating agencies. Moreover, the liquidity portfolio is generally invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established prudent exposure limits for its corporate investments, depository relationships, and other investments.

ADB has strict counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association Master Agreement or its equivalent, and have

signed a credit support annex. Under the credit support annex, derivative positions are marked to market daily and the resulting exposures are generally collateralized by U.S. dollar cash and/or U.S. Treasuries. ADB also sets exposure limits for individual swap counterparties and monitors these limits against current and potential exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations. The 2011 results are discussed below.

The weighted average credit rating for the liquidity portfolio was AA in 2011. About 98% of the portfolio was rated A or better.

At December 31, 2011, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired, the same as in 2010.

Deposits: ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term credit rating of A-1 and P-1. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. Moreover, the size of the deposit is limited by the counterparty's equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated A+ or better.

Fixed income: ADB has a conservative policy towards fixed-income securities, and the credit risk associated with this portfolio is consequently low. Sovereign and sovereign-guaranteed securities represent 91% of ADB's fixed-income assets. The remainder is in corporate bonds that are rated at least A– (*Table 21*). ADB has monitored market developments closely, such as the U.S. sovereign credit rating downgrade and the European sovereign debt crisis and adjusted its risk exposures accordingly. ADB's mortgage-backed securities and asset-backed securities portfolios were liquidated shortly after the U.S. credit rating downgrade in August 2011.

Table 21: Fixed Income Portfolio by Asset Class
As of December 31

	2011		2010	
Item	**$ million**	**%**	**$ million**	**%**
Government	7,332.4	44.2	5,672.2	36.7
Government Guaranteed	3,982.7	24.0	4,476.9	28.9
Government-Sponsored Enterprises and Supranationals	3,722.7	22.4	3,067.9	19.8
Asset-Backed and Mortgage-Backed Securities Rated AAA	–	–	934.9	6.0
Corporations	1,567.9	9.4	1,320.4	8.5
Total	16,605.7	100.0	15,472.2	100.0

Note: Figures may not add up due to rounding.

Derivatives: Derivatives counterparty credit risk is low. All swap counterparties are rated at least A–. The current exposure to counterparties rated A– through A+ is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. At the end of 2011, 87% of the marked-to-market exposure was collateralized. ADB reduced its counterparty risk by moving to a higher-rated cash custodian for cash collateral deposited against swaps exposures.

Country exposure: At the end of 2011, treasury credit risk exposure was allocated across 29 countries with the largest exposure in Japan *(Table 22)*.

Table 22: Treasury Country Exposure
As of December 31

	2011		2010	
Country	**$ million**	**%**	**$ million**	**%**
Japan	7,740.0	33.7	4,439.7	21.7
United States	5,088.0	22.1	6,213.7	30.3
Australia	1,757.3	7.6	2,273.9	11.1
Germany	1,622.1	7.1	1,404.8	6.9
France	1,123.6	4.9	1,490.5	7.3
Others	5,650.0	24.6	4,663.8	22.8
Total	22,981.0	100.0	20,486.5	100.0

Note: Figures may not add up due to rounding.

European exposure: Exposure to European credits has been monitored by conducting daily surveillance of the credit ratings of the obligors and the fair value of the exposure and the entry into new transactions has been limited. As of December 31, 2011, ADB held one Italian government bond with a notional amount of $85.0 million and associated interest rate swaps entered into by ADB to hedge the fixed interest rate of its investment. ADB classifies these bonds as "available for sale securities" on its balance sheet. The fair value of the bonds was $82.0 million and the $3.0 million cumulative unrealized loss on these bonds was reported in other comprehensive income. ADB also recognized in the income statement a $14.1 million unrealized loss related to the interest rate swaps for these bonds for the year ending December 31, 2011.

Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces three forms of market risk: (i) equity price risk, which is discussed above with the nonsovereign portfolio; (ii) interest rate risk; and (iii) foreign exchange risk. Interest rate risk and foreign exchange risk are discussed in this section.

Interest rate: Interest rate risk in the operations portfolio is hedged because ADB matches the base rate for the borrowers' interest payments to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the treasury portfolio, with particular attention to the core liquidity portfolio, which is the most exposed to interest rate risk. Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given time frame because of changes in interest rates. ADB uses a 95% confidence level and a 1-year horizon. In other words, ADB would expect to lose at least this amount once every 20 years because of fluctuations in interest rates.

Foreign exchange: ADB ensures that its operations have minimal exposure to exchange rate risk. In both the operations and liquidity portfolios, ADB is required to match the currency of its assets with the currencies of liabilities and equity. Borrowed funds or funds to be invested may only be converted into other currencies if they are fully hedged through cross-currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported U.S. dollar results due to currency translation adjustments.

ADB monitors VaR and duration and performs stress testing to manage market risk in the investment portfolio. The major currencies of the core liquidity portfolio bear the majority of ADB's market risks and account for 66% of ADB's ordinary capital resources, while major currencies account for 95% of the core liquidity portfolio. Major currencies include the U.S. dollar, yen, euro, pound sterling, Australian dollar, and Canadian dollar.

Value-at-risk: Aggregate VaR of the major currencies of the core liquidity portfolio, which includes interest rate and foreign exchange risks, decreased from 4.1% in 2010 to 3.5% in 2011. This means that there is a 5% probability that the portfolio will lose more than 3.5% ($475.2 million) of its value over the next year. These potential loss estimates continued to decrease in 2011 in line with the decrease in portfolio duration.

Duration: The interest rate sensitivity of major currencies in the core liquidity portfolio, as reflected in its weighted portfolio duration, decreased from 2.6 years as of 2010 to 2.3 years as of 2011.

Stress testing: ADB measures how sensitive the major currencies in the core liquidity portfolio are to interest rate changes. If interest rates were to rise by 2%, the major currencies in the core liquidity portfolio would be expected to lose 4.5% ($621.0 million). ADB also uses scenario analysis to assess how the major currencies in the core liquidity portfolio would respond to significant changes in market factors, such as those that have occurred in the past. Because of the high quality of ADB's investments, scenario analysis suggests that the core liquidity portfolio would appreciate during many stressed scenarios as demand for highly rated securities increases.

Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains core liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under both normal and stressed situations and manage liquidity optimally to achieve its development mission. The Board of Directors approved a revised liquidity policy framework in December 2011. The revised policy was designed to follow sound banking principles in supporting and sustaining ADB's superior financial strength and redefined the prudential minimum liquidity as 45% of the 3-year net cash requirements. This represents the minimum amount of liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the prudential minimum liquidity level is designed to enable ADB to cover normal net cash requirements for 18 months under normal and stressed situations without borrowing. The liquidity levels and cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly. The new policy allows for the discretionary liquidity portfolio to maintain a debt funded sub-portfolio that will be excluded from the net cash requirements and prudential minimum liquidity calculations.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. ADB is exposed to many types of operational risk, which it mitigates by applying sound internal controls and monitoring of areas of particular concern. In addition, ADB has rolled out operational risk self-assessments in several departments for risk identification and assessment to ensure operational risks are managed effectively. In 2011, ADB also conducted a business impact analysis to further strengthen business continuity, including business continuity of information technology infrastructure and at selected resident missions, to reduce the impact of disruptions.

Capital Adequacy

ADB's most significant risk is if a large portion of its loan portfolio were to default. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB's ability to absorb income losses because of a credit shock. Through this monitoring, ADB reduces the probability that it would have to rely on shareholder support, such as additional paid-in capital or a capital call. As a result, ADB not only protects its shareholders but also supports its AAA credit rating, which reduces ADB's borrowing costs and consequently its lending rates.

Second, the framework evaluates ADB's ability to generate sufficient income to support loan growth after a credit shock. As a development institution, ADB's mandate becomes more important during a financial crisis, when some of its developing member countries may find their access to capital markets to be limited. This second requirement ensures that ADB will have the capacity to lend under such adverse conditions.

For the stress test, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2011, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

Asset and Liability Management

The objectives of asset and liability management for ADB are to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define sound financial policies to undertake acceptable levels of financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to ADB's borrowers, along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management safeguards net worth from foreign exchange rate risks, protects net interest margin from fluctuations in interest rates, and provides sufficient liquidity to meet ADB's operations. ADB also adheres to a cost pass-through pricing policy for its loans to sovereign borrowers, and allocates the most cost-efficient borrowings to fund these

loans. In 2006, ADB clarified and formalized its asset and liability management objectives and practices through a comprehensive policy framework approved by the Board of Directors. The framework guides all financial policies related to asset and liability management, including liquidity, investments, equity management, and capital adequacy.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. *Table 23* summarizes ADB's significant contractual cash obligations as of December 31, 2011 and 2010. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and the effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including future pension and postretirement medical obligations.

Table 23: Contractual Cash Obligations
as of December 31
(in millions of U.S. dollars)

Item	2011	2010
Long-Term Debt	56,903	52,143
Undisbursed Loan Commitments	28,350	24,577
Undisbursed Equity Investment Commitments	612	472
Guarantee Commitments	2,480	2,332
Other Long-Term Liabilities	1,574	1,268
Total	89,918	80,791

Note: Figures may not add up due to rounding.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In line with global best practices in corporate governance, ADB's Management has been assessing the effectiveness of its internal controls over financial reporting since 2008 using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. ADB has applied a risk-based evaluation framework for the 2011 assertion and attestation of the effectiveness of Internal Control over Financial Reporting for ordinary capital resources and Special Funds, except for the Asian Development Bank Institute. The scope included a review of 49 business processes over financial reporting and four domains for the information technology general computer controls. In 2010, ADB expanded the testing to include trust funds. ADB's staff across several departments and offices is responsible for (i) identifying and testing key controls, and (ii) assessing and evaluating the design and operating effectiveness of the business processes. Concurrently in 2011, the external auditor performed an independent test of selected key controls and concurred with Management that ADB maintained effective internal control over financial reporting for ordinary capital resources and Special Funds (except for the Asian Development Bank Institute) in 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are described in *Appendix IX* of the *Financial Statements, Note B*. As disclosed in the financial statements, Management estimates the fair value of financial instruments. Since the estimates are based on judgment and available information, actual results may differ and might have a material impact on the financial statements.

Fair value of financial instruments: Under statutory reporting, ADB carries its financial instruments and derivatives, as defined by ASC 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates. These are discussed in more detail in *Appendix IX* of *the Financial Statements, Note B*.

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash flow models. ADB reviews the pricing models to assess the appropriateness of assumptions to reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves: In 2006, the Board of Directors approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. Provisions against loan losses for impaired loans reflects Management's judgment and estimate of the present value of expected future cash flows for these loans discounted at the loan's effective interest rate. ADB considers a loan as impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimates are made quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

ADB uses an internal risk rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's Investors Service default data. A loan loss reserve is established in the equity section of the balance sheet for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

Pension and other postretirement benefits: ADB provides staff retirement benefit and postretirement medical benefit plans for all staff members. Costs relating to net periodic benefit cost are allocated between ordinary capital resources and the Asian Development Fund based on the agreed cost sharing methodology. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations and funded status associated with these plans are based on market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to *Appendix IX* of the *Financial Statements, Note O.*

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of the net income to Special Funds to support development activities in its developing member countries. In May 2011, the Board of Governors approved the allocation of the 2010 net income of $614.5 million, after appropriation of guarantee fees to the special reserve, as follows: (i) $45.9 million be transferred from the loan loss reserve; (ii) $77.8 million representing the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 815 and 825 adjustments and the unrealized portion of net income from equity investments accounted under equity method, to the cumulative revaluation adjustments account; (iii) $422.6 million to ordinary reserve; (iv) $120.0 million to the Asian Development Fund; and (v) $40.0 million to the Technical Assistance Special Fund.

Audit Fees

Deloitte & Touche LLP, Singapore (D&T) served as ADB's independent auditors for the financial years 2011 and 2010. ADB incurred $1.4 million for financial year 2011 ($1.3 million for 2010) in professional fees for audit services of D&T and $1.3 million for financial year 2011 ($80.9 thousand for 2010) for non-audit services of other D&T offices worldwide pertaining to ADB's technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by D&T to ADB during 2011 and 2010.

D&T also provided audit services to the Asian Development Bank Institute, an organization affiliated with ADB, for which an amount of $22.4 thousand for financial year 2011 ($21.7 thousand for 2010) was incurred.

ADB's Audit Committee is satisfied that D&T's provision of non-audit services does not compromise D&T's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2011, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund; the Asian Development Bank Institute; the Asian Tsunami Fund; the Pakistan Earthquake Fund; the Regional Cooperation and Integration Fund; the Climate Change Fund and the Asia Pacific Disaster Response Fund. Financial statements for each Special Fund are prepared in accordance with U.S. GAAP except for the special purpose financial statements for the Asian Development Fund, which are prepared in accordance with the Regulations of the Asian Development Fund. In addition to ordinary

capital resources and Special Funds, ADB also manages and administers various trust funds such as the Japan Scholarship Program, the Japan Fund for Poverty Reduction, and grant cofinancing activities. These funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, in the case of the Technical Assistance Special Fund, the Asian Tsunami Fund, the Asian Development Fund, the Regional Cooperation and Integration Fund and the Climate Change Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and the Asian Development Fund in proportion to the relative volume of operational activities under ordinary capital resources and the fund (see *Appendix IX* of the *Financial Statements, Note M*).

Asian Development Fund

The Asian Development Fund (ADF) is ADB's concessional financing window for its developing member countries with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It is the only multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF has received contributions from 32 donor members (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF's resources.

In August 2008, the Board of Governors adopted a resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). This became effective on June 16, 2009. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for four years from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment to finance technical assistance operations under the TASF. In June 2009, the Board of Directors approved the provision of an additional $400 million in assistance for ADF-only countries – in 2010, the Board of Directors approved the release of $162 million for the suspension of Afghanistan's post-conflict phase out during 2011-2012. As of December 31, 2011, the total replenishment size of SDR7.6 billion ($12.0 billion) consisted of SDR7.4 billion for ADF X and SDR0.2 billion for the TASF. About 35% of the replenishment will be financed from new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent).

Currency management: ADB revised the currency management framework for the ADF in 2006. The previous practice of managing ADF's resources in as many as 15 currencies

was discontinued, and an approach based on the SDR basket of currencies (U.S. dollar, euro, pound sterling, and yen) was introduced. ADF donor contributions and loan reflows received in currencies that are not part of the SDR basket are converted into one of the currencies in the basket to maintain an SDR-based liquidity portfolio. In addition, each borrower's obligations under new ADF loans are determined in SDR. Starting in 2008, ADB extended the full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liabilities (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions were to be treated as new loans redenominated in SDR. As of December 31, 2011, 17 of 30 borrowing members have signified their agreement to the conversion. The outstanding balance of their SDR-converted loans amounted to $13.5 billion.

Framework for grants and hard-term facility: In September 2007, the Board of Directors approved the ADF grant framework, which limits grant eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR basket of currencies plus the ordinary capital resources lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, blend countries with per capita income not exceeding the International Development Association (IDA) operational cutoff for more than two consecutive years and with an active ordinary capital resources lending program are eligible to borrow from this new facility. The interest rate, which is fixed for the life of hard-term loans approved during each year is reset every January. For hard-term ADF loans approved in 2011, the interest rate was set at 2.02% for the life of the loan (2.22% in 2010). Three loans were approved under this facility in 2011.

Liquidity management: In 2008, the ADF began managing its liquidity assets under two tranches to allow for the optimal use of financial resources. The main objective of the first tranche is to ensure that adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity to be held to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Enhanced heavily indebted poor countries initiative: In response to the ADF donors' request, the Board of Governors adopted a resolution on April 7, 2008 for ADB to participate in heavily indebted poor countries (HIPC) debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82.4 million.

Launched in 1996 by the IDA and the International Monetary Fund (IMF), the HIPC initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. The IDA and the IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC initiative and were potentially eligible for HIPC debt relief. Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on July 9, 2007. The decision point is reached when a HIPC country, having met certain conditions,[8] becomes eligible to receive interim debt relief on a provisional basis following the Board of Directors' approval to provide debt relief under the HIPC initiative. Debt relief has been delivered by a partial reduction of debt service payments as they come due.

[8] The conditions are that an HIPC country has a track record of macroeconomic stability and an interim poverty reduction strategy in place, and has been cleared of any outstanding arrears.

On January 26, 2010, the executive boards of the IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106.0 million and was to be provided through a reduction of Afghanistan's debt service from July 2010 to February 2028. As of December 2011, the ADF had delivered $3.6 million under this arrangement, bringing the balance to $102.4 million.

Contributed resources: The total replenishment of SDR7.6 billion for ADF X comprises SDR4.6 billion financed from internal resources, SDR2.7 billion from new donor contributions, and SDR0.3 billion from net income transfers from ordinary capital resources. This covers the period from 2009 to 2012, which became effective in June 2009 after instruments of contribution deposited with ADB for unqualified contributions exceeded 50% of all pledged contributions. As of December 31, 2011, 29 donors had contributed a total of $3.7 billion, of which $3.1 billion (including the allocation to the TASF) had been received and made available for operational commitments. The remaining unpaid contributions under ADF VIII and ADF IX as of December 31, 2011 totaled $185.6 million.[9]

The commitment authority available for future commitments comprises the resources available to the ADF for its future lending activities in the form of loans and grants. These resources are derived from donor contributions, reflow-based resources, and net income transfers from ordinary capital resources. The balance of the commitment authority available for operations as of December 31, 2011 was $1.4 billion, as compared with $1.1 billion as of December 31, 2010.

In May 2011, the Board of Governors approved the transfer of $120.0 million to the ADF as part of ordinary capital resources' net income allocation ($120.0 million in 2010). In addition, $830.5 million from loan and grant savings and cancellations were included in the commitment authority. This resulted from Management's continued assessment of opportunities to free committed resources through cancellations of unused loan and grant balances. During 2011, deposited installments under ADF X amounted to $1,140.9 million and ADF promissory notes encashed in 2011 totaled $718.8 million, of which $87.2 million was transferred to the TASF.

Loan approvals, disbursements, and repayments: In 2011, 39 ADF loans totaling $2.0 billion were approved, as compared with 51 ADF loans totaling $2.2 billion in 2010. Disbursements during 2011 totaled $1.4 billion, a decrease of 11.8% from $1.6 billion in 2010. At the end of 2011, cumulative disbursements from ADF resources were $32.3 billion. Loan repayments during the year totaled $1.1 billion. At the end of 2011, outstanding ADF loans amounted to $29.5 billion.

Status of loans: At the end of 2011, 28 sovereign loans to Myanmar with total principal outstanding of $642.3 million were in nonaccrual status. These represented about 2.2% of the total outstanding ADF loans.

Investment portfolio position: The ADF's investment portfolio[10] totaled $6.1 billion at the end of 2011, as compared with $5.6 billion at the end of 2010. About 33% of the portfolio was invested in bank deposits, and 67% was invested in fixed-income securities. The annualized

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[9] At U.S. dollar equivalent at December 31, 2011 exchange rates.
[10] Includes securities purchased under resale arrangement.

rate of return on ADF investments including unrealized gains and losses was 1.5% (1.6% in 2010).

Grants: In 2011, ADB approved 16 grants (34 in 2010) totaling $596.8 million ($967.2 million in 2010), while 34 grants (21 in 2010) totaling $1,120.6 million ($651.8 million in 2010) became effective, net of $3.6 million ($6.0 million in 2010) in write-backs of undisbursed commitments for completed grant projects.

Official cofinancing for loans and grants: In 2011, $1,510.2 million ($720.0 million in 2010) was mobilized in official loan and grant cofinancing for 20 ADF-financed projects (22 in 2010) totaling $1,316.1 million ($721.2 million in 2010).

Technical Assistance Special Fund

The TASF was established to provide technical assistance on a grant basis to ADB's developing member countries and regional technical assistance.

Contributed resources: In August 2008, as part of the ADF X replenishment, the donors agreed to contribute 3% of the total replenishment as the fourth replenishment of the TASF in consideration of the demand estimate and the availability of funds from other sources. The replenishment covers the period from 2009 to 2012.

As of December 31, 2011, 29 donors had committed a total of $328.2 million to the TASF as part of the ADF X and the fourth regularized replenishment of the TASF. Of the total commitment, $217.4 million had been received.

During 2011, Pakistan made a direct voluntary contribution of $0.07 million. In addition, $40.0 million was allocated to the TASF as part of the ordinary capital resources' net income allocation, and a total of $41.7 million for the third and fourth regularized replenishments of the TASF. At the end of 2011, the TASF's resources totaled $1,844.8 million, of which $1,619.7 million was committed, leaving an uncommitted balance of $225.1 million.

Operations: Technical assistance commitments (approved and effective) decreased from $134.7 million in 2010 to $111.9 million in 2011 for 172 technical assistance projects that were made effective during the year, net of $19.0 million ($11.8 million in 2010) in write-backs of undisbursed commitments for completed and canceled technical assistance projects. Undisbursed commitments for technical assistance increased to $306.7 million as of December 31, 2011 ($298.6 million as of December 31, 2010). The TASF financed 39.0% of all technical assistance activities approved in 2011.

Investment position: As of December 31, 2011, the TASF's total investment portfolio, including securities purchased under resale arrangements, amounted to $391.9 million, as compared with $362.0 million as of the end of 2010. With the increase in the average volume of investments, revenue from investments was $3.3 million for 2011 ($2.5 million in 2010).

Japan Special Fund

The Japan Special Fund (JSF) was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's developing member countries restructure their

economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations. JSF's mandate to provide technical assistance grants to developing member countries was assumed by the Japan Fund for Poverty Reduction starting in 2010.

Contributed resources: As of December 31, 2011, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion ($973.7 million equivalent), comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved technical assistance that is not yet effective, was $57.4 million as of December 31, 2011.

Operations: There were no new technical assistance projects approved and one project amounting to $0.7 million was made effective in 2011 (seven technical assistance approvals totaling $11.7 million and 22 technical assistance made effective totaling $23.3 million in 2010). The balance of undisbursed commitments as of December 31, 2011 was $38.4 million, as compared with $72.5 million as of the end of 2010.

Investment position: As of December 31, 2011, the JSF's total investment portfolio amounted to $93.9 million, lower than the balance of $121.4 million as of December 31, 2010. With the low interest rate environment, revenue from investments decreased from $0.4 million in 2010 to $0.2 million in 2011.

Asian Development Bank Institute

The Asian Development Bank Institute (ADBI) was established in 1996 as a subsidiary body of ADB. The ADBI's objectives are to identify effective development strategies and capacity improvements for sound development management in developing member countries.

Its operating costs are met by the ADBI, which ADB administers in accordance with the Statute of ADBI. In June 2011, the Government of Japan made its 17th contribution amounting to ¥675.1 million ($8.4 million equivalent), and the Government of Australia made its second contribution of A$0.5 million ($0.5 million equivalent). In December 2011, Japan committed its 18th contribution of ¥675.1 million ($8.8 million equivalent), which was reported as due from contributors.

As of December 31, 2011, cumulative contributions committed to the ADBI amounted to ¥20.0 billion and A$1.0 million (about $183.7 million equivalent), excluding translation adjustments. Of the total contributions received, $174.0 million had been used by the end of 2011, mainly for research and capacity building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $9.7 million.

Asian Tsunami Fund

The Asian Tsunami Fund (ATF) was established on February 11, 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the tsunami on December 26, 2004. The ATF was terminated on December 31, 2010 and all projects were financially completed as of December 31, 2011.

Contributed resources: ADB contributed $600 million to the ATF, of which $50 million unutilized funds were transferred back to ordinary capital resources ($40 million in November 2005 and $10 million in June 2006) and to the Asia Pacific Disaster Response Fund ($40 million in May 2009). In addition, Australia contributed $3.8 million and Luxembourg $1.0 million. As of December 31, 2011, the ATF's resources totaled $587.0 million, $580.1 million of which has been utilized, leaving an uncommitted balance of $6.9 million ($2.6 million as of December 31, 2010).

Operations: There were no undisbursed commitments as of December 31, 2011, as compared with $16.5 million, inclusive of grant advances, as of the end of 2010. During the year, a total of $4.6 million was written back (nil in 2010).

Investment position: As of December 31, 2011, the ATF's total investment portfolio amounted to $6.6 million ($19.0 million as of December 31, 2010). With a smaller portfolio and lower yield on time deposits, the ATF's portfolio generated income of $0.003 million in 2011 ($0.1 million in 2010).

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan following the earthquake on October 8, 2005. The PEF serves as a dedicated fund to deliver emergency grant financing for investment and technical assistance projects to support immediate reconstruction, rehabilitation, and associated development activities. The PEF was terminated on June 30, 2011, but actions necessary to wind up its activities are continuing.

Contributed resources: ADB contributed $80.0 million to the PEF. In addition, Australia contributed $15.0 million; Belgium, $14.3 million; Finland, $12.3 million; and Norway, $20.0 million. As of December 31, 2011, the PEF's resources totaled $146.4 million, of which $141.9 million had been utilized, leaving an uncommitted balance of $4.6 million ($3.9 million as of December 31, 2010).

Operations: No new technical assistance or grants were approved or made effective in 2011 and 2010. The balance of undisbursed commitments inclusive of grant advances as of December 31, 2011 amounted to $16.8 million, as compared with $26.9 million as of the end of 2010.

Investment position: As of December 31, 2011, the PEF's total investment portfolio amounted to $20.8 million ($30.3 million as of December 31, 2010). Because of its smaller portfolio, revenues decreased to $1.0 million in 2011 ($1.3 million in 2010).

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund (RCIF) was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in the region. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources: ADB contributed $40.0 million to the RCIF as part of the 2006 ordinary capital resources net income allocation. In May 2010, $10.0 million was transferred to the RCIF from ordinary capital resources allocable net income. As of December 31, 2011, the RCIF's resources totaled $53.1 million, of which $48.9 million had been utilized, leaving an uncommitted balance of $4.1 million ($10.4 million as of December 31, 2010).

Operations: In 2011, seven technical assistance projects totaling $5.7 million became effective (13 technical assistance and one supplementary approval totaling $12.0 million in 2010), net of $0.3 million ($0.1 million in 2010) savings on financially completed technical assistance projects. The balance of undisbursed commitments as of December 31, 2011 amounted to $24.0 million, as compared with $29.4 million as of the end of 2010.

Investment position: As of December 31, 2011, the RCIF's total investment portfolio amounted to $26.1 million ($37.4 million as of December 31, 2010). Revenue from investments for 2011 was $0.06 million ($0.1 million in 2010), reflecting the low interest rate environment.

Climate Change Fund

The Climate Change Fund (CCF) was established in April 2008 to facilitate greater investments in developing member countries to address the causes and consequences of climate change alongside ADB's assistance in related sectors.

Contributed resources: ADB provided the initial contribution of $40.0 million in May 2008, as part of the 2007 ordinary capital resources net income allocation. In May 2010, $10.0 million was transferred to the CCF from ordinary capital resources allocable net income. As of December 31, 2011, the CCF's resources totaled $51.1 million, of which $36.9 million had been utilized, leaving an uncommitted balance of $14.2 million ($19.1 million as of December 31, 2010).

Operations: In 2011, net technical assistance and/or grant expenses totaled $4.6 million, comprising two technical assistance, two grants and one supplementary technical assistance approval totaling $5.1 million that became effective and a $0.4 million write-back for financially completed and/or cancelled projects (six technical assistance, three grants and two supplementary technical assistance approvals for a total of $17.2 million in 2010). The balance of undisbursed commitments inclusive of grant advances as of December 31, 2011 amounted to $23.7 million, as compared with $24.4 million as of the end of 2010.

Investment position: As of December 31, 2011, the CCF's total investment portfolio amounted to $37.7 million ($43.4 million as of December 31, 2010). With the lower yield on U.S. dollar placements, revenue from investments decreased to $0.08 million in 2011 ($0.1 million in 2010).

Asia Pacific Disaster Response Fund

The Asia Pacific Disaster Response Fund (APDRF) was established on April 1, 2009 to provide timely incremental grant resources to developing member countries affected by natural disasters.

Contributed resources: In May 2009, $40.0 million was transferred from the ATF as the initial resources of the APDRF. With accumulated income from investment and other sources of $0.2 million, total resources of the APDRF as of December 31, 2011 amounted to $40.2 million, of which $27.8 million had been utilized, leaving an uncommitted balance of $12.4 million.

Operations: In 2011, five grants totaling $15.0 million became effective (two grants totaling $5.5 million in 2010). The balance of undisbursed commitments inclusive of grant advances as of December 31, 2011 amounted to $3.1 million (nil in 2010).

Investment position: As of December 31, 2011, the APDRF's total investment portfolio amounted to $11.2 million ($20.1 million as of December 31, 2010). Total revenue from investments for 2011 was $0.03 million ($0.1 million in 2010).

Trust Funds Managed by ADB

Japan Scholarship Program

The Japan Scholarship Program (JSP) was established in 1988 to provide opportunities for well-qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific.

The JSP is funded by the Government of Japan and administered by ADB. In 2011, the JSP had 27 participating institutions in 10 countries. Between 1988 and 2011, Japan contributed $125.6 million, and 2,823 scholarships were awarded to recipients from 35 members. Of the total, 2,502 have completed their courses. Women have received 985 scholarships. An average of 150 new scholarships a year has been awarded in the past 10 years.

Japan Fund for Poverty Reduction

The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that can add value to projects financed by ADB. In 2011, the JFPR expanded its scope of grant assistance to provide technical assistance grants in addition to project grants. As of the end of 2011, JFPR funds made available totaled about $504.3 million. The Government of Japan had approved 148 grant projects (equivalent to $374.9 million) and 86 technical assistance projects (equivalent to $89.8 million). ADB had approved 145 grant projects (equivalent to $370.5 million) and 74 technical assistance projects (equivalent to $72.8 million).

Grant Cofinancing Activities

Trust funds and project-specific grants are key instruments to mobilize and channel financial resources from external sources to finance technical assistance and components of investment projects. They play an important role in complementing ADB's own resources. Multilateral, bilateral, and private sector partners have contributed more than $4.3 billion in grants to ADB's operations. In 2011, grant cofinancing for ADB approved projects totaled $1,182.9 million comprising $211.4 million for 133 technical assistance projects and $971.5 million for components of 27 investment projects.

By the end of 2011, ADB was administering 36 trust funds comprising 29 stand-alone trust funds[11] and seven trust funds established under financing partnership facilities. Of these, 24 have balances totaling $382.0 million in grants. Additional grant resources from external partners totaled $253.6 million in 2011, comprising $82.6 million in new contributions and $171.0 million in replenishments to existing trust funds.

New contributions totaling $1.3 million were provided to the Fourth High Level Forum on Aid Effectiveness Trust Fund by the Governments of Australia, Canada, Finland, France, Germany, Ireland, Luxembourg, the Netherlands and Switzerland; and the African Development Bank, the Arab Fund, and the Global Fund to Fight Aids, Tuberculosis, and Malaria. The Afghanistan Infrastructure Trust Fund received $56.3 million from the Government of the United Kingdom and $20.0 million from the Government of Japan. The Government of Switzerland provided $5.0 million for the multidonor trust fund under the Water Financing Partnership Facility. The following replenishments were also provided:

(i) a $22.3 million from the Government of Australia for the multi-donor Clean Energy Fund under the Clean Energy Financing Partnership Facility and the Multi-Donor trust fund under the Water Financing Partnership Facility;

(ii) a $4.0 million from the Government of Austria for the multi-donor fund under the Water Financing Partnership Facility and for a technical support under the Carbon Market Initiative;

(iii) a $76.9 million from the Government of Japan for the Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility, Japan Fund for Poverty Reduction, and Japan Scholarship Program;

(iv) a $6.0 million from the Government of the Republic of Korea for the e-Asia and Knowledge Partnership Fund;

(v) a $2.1 million from the Government of Luxembourg for the Financial Sector Development Partnership Fund;

(vi) a $8.3 million from the Government of Norway for the multi-donor Clean Energy Fund under the Clean Energy Financing Partnership Facility; and

(vii) a $7.2 million from the Government of Sweden for the Urban Environmental Infrastructure Fund under the Urban Financing Partnership Facility.

Additional grants were also received from the Climate Investment Fund for $19.4 million and the Global Environment Fund for $24.8 million.

[11] Trust funds not related to financing partnership facilities and including the Japan Scholarship Program.

GOVERNANCE

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Compliance Review Committee, a Development Effectiveness Committee, an Ethics Committee, and a Human Resources Committee.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls. The Audit Committee consists of not more than six members of the Board of Directors. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The Audit Committee assesses in its annual report its work and evaluates its performance annually relative to the Audit Committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB's financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. The Budget Review Committee consists of not more than six members of the Board of Directors, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and as needed any major new programs or initiatives with substantive budget implications, and reports its findings to the Board of Directors. It also considers any other aspects of the administrative budget that the President may request and reports its findings to the Board of Directors.

Compliance Review Committee

The Compliance Review Committee was established under ADB's accountability mechanism. The Compliance Review Committee clears the Compliance Review Panel's proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel's draft monitoring reports on implementation of remedial actions approved by the Board of Directors before the panel finalizes them. The committee consists of six members of the Board of Directors: four representing regional members (at least three of whom are from borrowing countries) and two representing nonregional members.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB's programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB's

operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The Development Effectiveness Committee consists of not more than six members of the Board of Directors. The President appoints the members of the Development Effectiveness Committee, in consultation with the Board of Directors, and designates one of them as the Chairperson.

The Development Effectiveness Committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB's Operations Evaluation Office (OED); (ii) review OED's reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the annual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the Code of Conduct adopted by the Board of Directors in September 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (Executive Directors, Alternate Executive Directors, and temporary Alternate Directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The Ethics Committee is responsible for advising Executive Directors, Alternate Executive Directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against Executive Directors, Alternate Executive Directors, or the President that relate to the performance of their duties. It recommends appropriate action to the Board of Directors.

Human Resources Committee

The Human Resources Committee is a means by which the Board of Directors can provide guidance on human resources management, in view of Strategy 2020 in terms of the systematic implementation of wide ranging reforms and fundamental improvements to its human resources management. Its primary responsibility includes reviewing, monitoring and making recommendations to the Board of Directors on ADB's human resources strategies and policies. The Human Resources Committee consists of not more than six members of the Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a 5-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has five Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 27, 2012:

Executive Directors	Alternate Executive Directors	Members Represented
Micheline Aucoin	Jacob A. Rooimans	Canada, Denmark, Finland, Ireland, The Netherlands, Norway, Sweden
Phil Bowen	Andrew Collins	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Jérôme Destombes	José-Miguel Cortés	Belgium, France, Italy, Portugal, Spain, Switzerland
Gaudencio S. Hernandez, Jr.	Siraj S. Shamsuddin	Kazakhstan, Maldives, Marshall Islands, Mongolia, Pakistan, Philippines, Timor-Leste
Ashok K. Lahiri	Bounleua Sinxayvolavong	Afghanistan, Bangladesh, Bhutan, India, Lao People's Democratic Republic, Tajikistan, Turkmenistan
Robert M. Orr	Maureen Grewe	United States
Kazuhiko Koguchi	Hideo Fukushima	Japan
Maurin Sitorus	CJ (Stan) Vandersyp	Armenia, Cook Islands, Fiji, Indonesia, Kyrgyz Republic, New Zealand, Samoa, Tonga
Yeo Kwon Yoon	Wilson Kamit	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Chaiyuth Sudthitanakorn	Govinda Bahadur Thapa	Brunei Darussalam, Malaysia, Myanmar, Nepal, Singapore, Thailand
Eduard Westreicher	Cedric Crelo	Austria, Germany, Luxembourg, Turkey, United Kingdom
Yingming Yang	Guoqi Wu	People's Republic of China

Principal Officers

The principal officers of ADB are as follows:

President	Haruhiko Kuroda
Vice-President (Operations 1)	Xiaoyu Zhao
Vice-President (Operations 2)	Stephen P. Groff
Vice-President (Private Sector and Cofinancing Operations)	Lakshmi Venkatachalam
Vice-President (Knowledge Management and Sustainable Development)	Bindu N. Lohani
Vice-President (Finance and Administration)	Thierry de Longuemar
Managing Director General	Rajat M. Nag
The Secretary	Robert L.T. Dawson
General Counsel	Jeremy H. Hovland
Director General, East Asia Department	Robert Wihtol
Director General, South Asia Department	Juan Miranda
Director General, Central and West Asia Department	Klaus Gerhaeusser
Director General, Southeast Asia Department	Kunio Senga
Director General, Pacific Department	Xianbin Yao
Director General, Private Sector Operations Department	Philip C. Erquiaga
Director General, Regional and Sustainable Development Department concurrently Chief Compliance Officer and Principal Director, Office of Information Systems and Technology	Seethapathy Chander

Director General, Strategy and Policy Department	Kazu Sakai
Director General, Independent Evaluation Department	Vinod Thomas
Director General, Budget, Personnel and Management Systems Department	Yasushi Kanzaki
Chief Economist, Economics and Research Department	Changyong Rhee
Head, Office of Cofinancing Operations	Cécile L.H.F. Gregory
Principal Director, Central Operations Services Office	Hamid L. Sharif
Principal Director, Office of Administrative Services	Benjamin Lee
Principal Director, Department of External Relations	Ann Quon
Treasurer	Mikio Kashiwagi
Controller	Vacant
Auditor General	Kathleen M. Moktan
Head, Office of Anticorruption and Integrity	Peter E. Pedersen
Head, Office of Risk Management	Juan Limandibrata
Head, Office of Regional Economic Integration	Iwan J. Azis

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES, AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS ORDINARY CAPITAL RESOURCES

Page

These Financial Statements were noted by ADB's Board of Directors on April 11, 2012. They are subject to the approval of ADB's Board of Governors, which approval is expected to be obtained at ADB's Annual Meeting in Manila, Philippines to be held on May 2 to 5, 2012.

(Page intentionally left blank)

ORDINARY CAPITAL RESOURCES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of December 31, 2011. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment, management believes that as of December 31, 2011, ADB's internal control over financial reporting is effective based upon the criteria established in Internal Control – Integrated Framework.



Haruhiko Kuroda
President



Thierry de Longuemar
Vice President (Finance and Administration)



Hiroshi Fukukawa
Officer-in-Charge, Controller's Department

March 14, 2012



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2011, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying balance sheet of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2011 and 2010 and the related statements of income and expenses, comprehensive income, changes in capital and reserves and cash flows, for each of the years in the two-year period ended December 31, 2011 and our report dated March 14, 2012 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 14, 2012



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying balance sheet of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2011 and 2010 and the related statements of income and expenses, comprehensive income, changes in capital and reserves and cash flows, for each of the years in the two-year period ended December 31, 2011. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Ordinary Capital Resources as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2011 and 2010 financial statements taken as a whole. The summary statement of loans and summary statement of borrowings as of December 31, 2011 and 2010, and statement of subscriptions to capital stock and voting power as of December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of ADB's management. Such 2011 and 2010 schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2012 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP
Public Accountants and
Certified Public Accountants

Singapore
March 14, 2012

ASIAN DEVELOPMENT BANK—
BALANCE
December 31, 2011
Expressed in Thousands of

ASSETS

	2011		2010	
DUE FROM BANKS (Note C)		$ 187,989		$ 114,648
INVESTMENTS (Notes C, D, L, and P)				
Government or government-guaranteed obligations	$ 19,156,304		$ 13,842,500	
Time deposits	1,151,963		2,285,773	
Other securities	1,200,002	21,508,269	2,125,086	18,253,359
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Note P)		330,044		707,851
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note P)		395,498		318,228
LOANS OUTSTANDING (Appendix VI) (Notes A, E, and P) (Including ASC 815 adjustment of nil – 2011 and $278 – 2010; net unamortized loan origination costs of $64,901 – 2011 and $53,441 – 2010)				
Sovereign	47,052,649		43,634,265	
Nonsovereign	2,741,641		2,352,051	
	49,794,290		45,986,316	
Less—allowance for loan losses	35,030	49,759,260	42,505	45,943,811
EQUITY INVESTMENTS (Notes A, G, and P)		970,622		1,108,198
ACCRUED INTEREST RECEIVABLE				
Investments	117,516		117,493	
Loans	181,423	298,939	183,534	301,027
RECEIVABLE FROM SWAPS (Notes H and P)				
Borrowings	31,373,104		29,475,685	
Others	6,220,207	37,593,311	1,781,058	31,256,743
OTHER ASSETS				
Property, furniture, and equipment (Note I)	161,451		161,177	
Investment related receivables (Note D)	2,428		272,544	
Swap related collateral (Note H)	1,942,954		1,588,350	
Miscellaneous (Note N)	159,290	2,266,123	144,246	2,166,317
TOTAL		**$ 113,310,055**		**$ 100,170,182**

The accompanying notes are an integral part of these financial statements (Appendix IX).

ORDINARY CAPITAL RESOURCES
SHEET
and 2010
United States Dollars

LIABILITIES, CAPITAL, AND RESERVES

	2011		2010	
BORROWINGS (Appendix VII) (Notes H, J, and P)				
At amortized cost	$ 4,240,356		$ 3,771,063	
At fair value	54,037,988	$ 58,278,344	48,075,055	$ 51,846,118
ACCRUED INTEREST ON BORROWINGS		556,423		540,366
PAYABLE FOR SWAPS (Notes H, J, and P)				
Borrowings	27,465,365		25,775,013	
Others	6,576,366	34,041,731	2,077,841	27,852,854
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT		330,820		714,490
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables (Note D)	2,321		411,988	
Payable for swap related collateral (Note H)	1,942,954		1,588,350	
Undisbursed technical assistance commitments (Note M)	–		1,347	
Accrued pension and postretirement medical benefit costs (Note O)	1,472,179		1,168,252	
Miscellaneous (Notes F, I, and N)	151,744	3,569,198	167,948	3,337,885
TOTAL LIABILITIES		96,776,516		84,291,713
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VIII) (Note K)				
Authorized				
(SDR106,389,330,000 – 2011 and 2010)				
Subscribed				
(SDR105,835,800,000 – 2011; SDR93,472,010,000 – 2010)	162,486,521		143,949,700	
Less—"callable" shares subscribed	154,335,557		136,535,071	
"Paid-in" shares subscribed	8,150,964		7,414,629	
Less—subscription installments not due	2,828,710		3,084,711	
Subscription installments matured	5,322,254		4,329,918	
Less—capital transferred to the Asian Development Fund and discount	85,482		74,240	
	5,236,772		4,255,678	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)	(578,991)		(341,130)	
	4,657,781		3,914,548	
Net notional amounts required to maintain value of currency holdings (Note K)	(595,806)		(419,186)	
Ordinary reserve (Note L)	10,459,995		10,030,460	
Special reserve (Note L)	245,948		230,226	
Loan loss reserve (Note L)	200,100		246,000	
Surplus (Note L)	1,131,756		1,131,756	
Cumulative revaluation adjustments account (Note L)	261,300		183,521	
Net income after appropriation (Appendix IV) (Note L)	593,735		614,489	
Accumulated other comprehensive loss (Note L)	(421,270)	16,533,539	(53,345)	15,878,469
TOTAL		**$ 113,310,055**		**$ 100,170,182**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2011 and 2010
Expressed in Thousands of United States Dollars

	2011			2010		
REVENUE (Note M)						
From loans (Note E)						
Interest	$ 664,313			$ 688,006		
Commitment charge	50,814			58,151		
Other	(65,528)	$ 649,599		(65,678)	$ 680,479	
From investments (Note D)						
Interest		365,263			367,499	
From guarantees (Note F)		15,722			11,322	
From equity investments		44,030			58,425	
From other sources—net (Notes E and Q)		20,439			24,160	
TOTAL REVENUE			$ 1,095,053			$ 1,141,885
EXPENSES (Note M)						
Borrowings and related expenses (Note J) (Including amortization of derivative transition adjustments reclassified from other comprehensive income of nil – 2011 and $1,620 – 2010)		367,916			386,048	
Administrative expenses (Note M) (Including amortization of estimated actuarial losses and prior service costs reclassified from other comprehensive income of $46,092 – 2011 and $15,823 – 2010)		315,945			294,251	
Write back (Note E)		(7,395)			(44,713)	
Other expenses		4,938			3,544	
TOTAL EXPENSES			681,404			639,130
NET REALIZED GAINS (LOSSES)						
From investments (Note D) (Including gains reclassified from other comprehensive income of $59,935 – 2011 and $20,237 – 2010)		84,306			33,805	
From equity investments (Note M) (Including gains reclassified from other comprehensive income of $110,845 – 2011 and $7,493 – 2010)		120,614			48,080	
From borrowings		5,497			1,444	
Others (Note D) (Including gains reclassified from other comprehensive income of $935 – 2011 and nil – 2010)		(20,292)			(3,011)	
NET REALIZED GAINS			190,125			80,318
NET UNREALIZED GAINS (Note M)			5,683			42,738
NET INCOME			**$ 609,457**			**$ 625,811**

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2011 and 2010
Expressed in Thousands of United States Dollars

	2011	2010
NET INCOME (Appendix II)	$ 609,457	$ 625,811
Other comprehensive loss (Note M)		
Reclassification to net income:		
Amortization of derivatives transition adjustment	–	1,620
Defined benefit plans		
Net actuarial loss during the period	(307,697)	(290,714)
Amortization of net actuarial losses	45,127	20,390
Amortization of prior service cost	965	(4,567)
Currency translation adjustments	18,358	118,980
Unrealized investment holding (losses) gains		
Unrealized investment holding gains during the period	47,037	86,426
Less: Reclassification adjustments for gains included in net income	(171,715)	(27,797)
Total other comprehensive loss	(367,925)	(95,662)
COMPREHENSIVE INCOME	**$ 241,532**	**$ 530,149**

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Years Ended December 31, 2011 and 2010
Expressed in Thousands of United States Dollars (Note K)

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2010	**$ 3,818,297**	**$ (142,181)**	**$ (523,220)**	**$ 9,789,807**	**$ 218,903**	**$ 493,162**	**$ 884,594**	**$ 631,129**	**$ (36,725)**	**$ 42,317**	**$ 15,176,083**
Comprehensive income (loss) for the year 2010 (Appendix III) (Note L)									625,811	(95,662)	530,149
Appropriation of guarantee fees to Special Reserve (Note L)					11,322				(11,322)		-
Change in SDR value of paid-in shares subscribed	51,871										51,871
Change in subscription installments not due	(2,248,259)										(2,248,259)
Additional paid-in shares subscribed during the year	2,632,723										2,632,723
Change in SDR value of capital transferred to Asian Development Fund	1,046										1,046
Change in notional maintenance of value (Note K)			104,034								104,034
Demand obligations on account of subscription received during the year		(189,276)									(189,276)
Encashment of demand obligations during the year		14,235									14,235
Change in US Dollar value of demand obligations		(23,908)									(23,908)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				230,882		(247,162)	247,162	(447,607)	216,725		-
Allocation of prior year income to ADF, TASF, RCIF and CCF (Note L)									(180,000)		(180,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				9,771							9,771
Balance, December 31, 2010	**$ 4,255,678**	**$ (341,130)**	**$ (419,186)**	**$ 10,030,460**	**$ 230,226**	**$ 246,000**	**$ 1,131,756**	**$ 183,521**	**$ 614,489**	**$ (53,345)**	**$ 15,878,469**
Comprehensive income (loss) for the year 2011 (Appendix III) (Note L)									609,457	(367,925)	241,532
Appropriation of guarantee fees to Special Reserve (Note L)					15,722				(15,722)		-
Change in SDR value of paid-in shares subscribed	202,085										202,085
Change in subscription installments not due	193,663										193,663
Additional paid-in shares subscribed during the year	585,119										585,119
Change in SDR value of capital transferred to Asian Development Fund	227										227
Change in notional maintenance of value (Note K)			(176,620)								(176,620)
Demand obligations on account of subscription received during the year		(263,627)									(263,627)
Encashment of demand obligations during the year		18,171									18,171
Change in US Dollar value of demand obligations		7,595									7,595
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				422,610		(45,900)	-	77,779	(454,489)		-
Allocation of prior year income to ADF and TASF (Note L)									(160,000)		(160,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				6,925							6,925
Balance, December 31, 2011	**$ 5,236,772**	**$ (578,991)**	**$ (595,806)**	**$ 10,459,995**	**$ 245,948**	**$ 200,100**	**$ 1,131,756**	**$ 261,300**	**$ 593,735**	**$ (421,270)**	**$ 16,533,539**

Note: Figures may not add up due to rounding.

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010
Expressed in Thousands of United States Dollars

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 563,092	$ 669,427
Interest on investments received	400,085	387,861
Interest paid for securities purchased under resale/repurchase arrangement	(1,342)	(2,293)
Interest and other financial expenses paid	(326,928)	(299,183)
Administrative expenses paid	(260,447)	(258,601)
Others—net	42,431	24,561
Net Cash Provided by Operating Activities	416,891	521,772
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	4,941,371	5,202,164
Maturities of investments	164,772,539	100,204,828
Purchases of investments	(173,155,127)	(109,885,121)
Net payments on future contracts	(556)	(398)
Net (payments for) receipts from securities purchased under resale arrangement	(75,511)	7,692
Principal collected on loans	2,779,465	2,305,080
Loans disbursed	(6,285,444)	(5,892,748)
Receipts from swaps	89,928	323,017
Payments for swaps	(238,033)	(554,862)
Property, furniture, and equipment acquired	(19,217)	(19,791)
Change in swap related collateral	354,568	853,300
Purchases of equity investments	(76,664)	(183,039)
Sales of equity investments	207,424	109,970
Net Cash Used in Investing Activities	(6,705,257)	(7,529,908)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	13,908,636	14,465,398
Borrowings redeemed	(8,247,534)	(7,489,554)
Matured capital subscriptions collected[1]	496,027	222,385
Issuance expenses paid	(31,800)	(37,871)
Demand obligations of members encashed	18,171	14,235
Receipts from swaps	382,937	95,557
Payments for swaps	–	(106,570)
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(40,000)
Resources transferred to RCIF	–	(10,000)
Resources transferred to CCF	–	(10,000)
Net Cash Provided by Financing Activities	6,366,437	6,983,580
Effect of Exchange Rate Changes on Due from Banks	(4,730)	9,361
Net Increase (Decrease) in Due from Banks	73,341	(15,195)
Due from Banks at Beginning of Year	114,648	129,843
Due from Banks at End of Year	$ 187,989	$ 114,648
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 609,457	$ 625,811
Adjustments to reconcile net income to net cash provided by operating activities:[2]		
Depreciation and amortization	90,655	135,878
Write back—net	(7,395)	(44,713)
Net realized gains from investments, equity investments and other borrowings	(212,527)	(90,919)
Proportionate share in earnings on equity investments	(28,989)	(39,868)
Net unrealized gains	(5,683)	(55,105)
Change in accrued revenue from loans, investments and other swaps	(84,538)	(12,368)
Change in receivable from ADF - allocation of administrative expenses	(12,798)	14,534
Change in accrued interest on borrowings and swaps, and other expenses	307,446	274,511
Change in pension and postretirement benefit liability	(261,605)	(274,891)
Others—net	22,868	(11,098)
Net Cash Provided by Operating Activities	$ 416,891	$ 521,772

Supplementary disclosure of noncash financing activities:

[1] Nonnegotiable, noninterest-bearing demand promissory notes amounting to $261,336 ($191,509 – 2010) were received from members.

[2] Includes securities received from restructuring (nil – 2011; $47,483 – 2010).

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2011
Expressed in Thousands of

Borrowers/Guarantors		Loans Outstanding[1]		Undisbursed Balances of Effective Loans[2]		Loans Not Yet Effective[3]		Total Loans	Percent of Total Loans
Afghanistan	$	42,941	$	–	$	–	$	42,941	0.05
Armenia		69,204		185,796		20,000		275,000	0.35
Azerbaijan		242,288		323,191		500,000		1,065,479	1.36
Bangladesh		1,455,030		716,630		1,019,000		3,190,660	4.09
Bhutan		44,177		6,823		–		51,000	0.06
Cambodia		4,025		–		–		4,025	0.01
People's Republic of China		12,147,533		4,590,346		1,622,137		18,360,016	23.51
Cook Islands		15,604		3,026		4,700		23,330	0.03
Fiji		124,209		48,583		–		172,792	0.22
Georgia		150,178		–		160,000		310,178	0.40
India		10,516,894		4,444,264		2,540,540		17,501,698	22.42
Indonesia		10,011,508		507,383		480,000		10,998,891	14.09
Kazakhstan		1,005,030		440,389		378,000		1,823,419	2.34
Republic of Korea		32,356		–		–		32,356	0.04
Lao People's Democratic Republic		61,240		–		448,200		509,440	0.65
Malaysia		131,168		–		–		131,168	0.17
Maldives		6,137		–		–		6,137	0.01
Marshall Islands		2,060		–		–		2,060	0.00
Federated States of Micronesia		2,246		2,546		–		4,792	0.01
Mongolia		4,611		–		–		4,611	0.01
Nauru		558		–		–		558	0.00
Nepal		1,100		–		–		1,100	0.00
Pakistan		5,491,202		1,909,536		377,040		7,777,778	9.96
Palau		6,400		6,200		–		12,600	0.02
Papua New Guinea		165,077		93,618		165,900		424,595	0.54
Philippines		4,928,453		529,688		362,000		5,820,141	7.45
Sri Lanka		723,031		765,850		85,000		1,573,881	2.02
Thailand		337,469		420,026		–		757,495	0.97
Turkmenistan		–		125,000		–		125,000	0.16
Uzbekistan		569,744		756,988		680,000		2,006,732	2.57
Viet Nam		1,399,260		2,588,099		1,031,390		5,018,749	6.43
		49,690,733		18,463,982		9,873,907		78,028,622	99.94
Regional		38,657		12,000		–		50,657	0.06
TOTAL – December 31, 2011		49,729,390		18,475,982		9,873,907		78,079,279	**100.00**
Allowance for loan losses		(35,030)		–		–		(35,030)	
Unamortized loan origination cost—net		64,900		–		–		64,900	
NET BALANCE – December 31, 2011	**$**	**49,759,260**	**$**	**18,475,982**	**$**	**9,873,907**	**$**	**78,109,149**	
Made up of:									
Sovereign Loans	$	47,052,649	$	18,059,010	$	7,729,810	$	72,841,469	
Nonsovereign Loans									
Private Sector		2,485,257		386,972		1,509,797		4,382,026	
Public Sector		221,354		30,000		634,300		885,654	
Net Balance – December 31, 2011	$	49,759,260	$	18,475,982	$	9,873,907	$	78,109,149	
TOTAL – December 31, 2010	$	45,932,875	$	15,827,624	$	8,749,419	$	70,509,918	
Allowance for loan losses		(42,505)		–		–		(42,505)	
Unamortized loan origination cost—net		53,441		–		–		53,441	
NET BALANCE – December 31, 2010	**$**	**45,943,811**	**$**	**15,827,624**	**$**	**8,749,419**	**$**	**70,520,854**	
Made up of:									
Sovereign Loans	$	43,634,265	$	15,260,098	$	7,642,108	$	66,536,471	
Nonsovereign Loans									
Private Sector		2,141,113		452,956		973,011		3,567,080	
Public Sector		168,433		114,570		134,300		417,303	
Net Balance – December 31, 2010	$	45,943,811	$	15,827,624	$	8,749,419	$	70,520,854	

[1] Amounts outstanding on the multicurrency fixed lending rate loans totaled $11,488 ($18,378 – 2010), on pool-based loans totaled $7,108,319 ($8,249,314 – 2010) and on LIBOR-based loans and market-based loans totaled $42,609,582 ($37,665,183 – 2010). The average yield on loans was 1.34% (1.61% – 2010).

[2] Refer to the unwithdrawn portions of effective loans as of December 31, 2011. Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $546,656 ($331,488 – 2010).

[3] Refer to approved loans that have not become effective as of December 31, 2011, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

[4] *Includes undisbursed commitment relating to Revolving Credit Facility of Trade Finance Facilitation Program amounting to $12,000.*

The accompanying notes are an integral part of these financial statements (Appendix IX).

ORDINARY CAPITAL RESOURCES
OF LOANS
and 2010
United States Dollars

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2012	$ 3,293,234	2021	17,670,512
2013	4,736,726	2026	13,733,449
2014	4,612,439	2031	10,953,335
2015	3,624,451	2036	5,026,281
2016	3,954,839	over 2036	600,106
		Total	**$ 68,205,372**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2011	2010	Currency	2011	2010
Chinese yuan	$ 266,350	$ 245,576	Pakistan rupee	177	186
Euro	41,469	-	Philippine peso	67,254	85,719
Japanese yen	4,512,468	4,933,225	Swiss franc	1,697	2,429
Indian rupee	171,552	229,696	Thailand baht	181,924	31,692
Indonesian rupiah	37,466	37,862	United States dollar	44,291,447	40,350,211
Kazakhstan tenge	157,586	16,279			
			Total	**$ 49,729,390**	**$ 45,932,875**

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2011
Expressed in Thousands of

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]		Net Currency Obligation[3]		Weighted Average Cost (%) After Swaps
	2011	2010	2011	2010	2011	2010	
Australian dollar	$ 9,824,319	$ 7,924,666	$ (9,978,489)	$ (7,989,734)	$ (154,170)	$ (65,068)	
Brazilian real	1,206,052	1,014,970	(1,190,701)	(1,021,235)	15,351	(6,265)	
Canadian dollar	1,725,049	1,655,931	(1,801,090)	(1,702,408)	(76,041)	(46,477)	
Chinese yuan	520,666	433,424	65,715	112,825	514,725	469,094	
			(71,656)	(77,155)			
Euro	–	13,358	–	(13,420)	–	(62)	
Hong Kong dollar	193,501	200,488	(195,056)	(201,745)	(1,555)	(1,257)	
Indian rupee	89,792	106,264	17,844	24,895	95,882	112,344	
			(11,754)	(18,815)			
Japanese yen	3,725,949	3,781,235	3,592,462	4,110,480	3,928,177	4,535,568	
			(3,390,234)	(3,356,147)			
Kazakhstan tenge	8,081	16,279	–	–	8,081	16,279	
Malaysian ringgit	174,927	336,301	(178,895)	(337,699)	(3,968)	(1,398)	
Mexican peso	42,066	125,842	(42,427)	(126,934)	(361)	(1,092)	
New Zealand dollar	374,780	259,503	(378,702)	(263,485)	(3,922)	(3,982)	
Norwegian krone	259,744	–	(262,664)	–	(2,920)	–	
Philippine peso	115,210	119,604	–	–	(569)	4	
			(115,779)	(119,600)			
Pound sterling	1,016,034	388,590	(1,012,810)	(402,544)	3,224	(13,954)	
Singapore dollar	193,539	437,883	(195,995)	(441,952)	(2,456)	(4,069)	
South African rand	2,683,858	3,136,651	(2,701,508)	(3,169,932)	(17,650)	(33,281)	
Swiss franc	960,481	912,517	(565,826)	(521,672)	394,655	390,845	
Thai baht	36,663	225,418	(36,861)	(228,396)	(198)	(2,978)	
Turkish lira	1,743,444	2,496,494	(1,759,092)	(2,525,698)	(15,648)	(29,204)	
United States dollar	33,363,106	28,236,450	23,789,344	21,526,813	49,668,885	42,806,149	
			(7,483,565)	(6,957,114)			
Subtotal	58,257,261	51,821,868	$ (3,907,739)	$ (3,700,672)	$ 54,349,522	$ 48,121,196	0.69
Unamortized discounts/ premiums and transition adjustments	21,083	24,250					
Accumulated translation adjustments							0.49
Total	**$ 58,278,344**[4]	**$ 51,846,118**					**1.13**

[1] Reported at Fair Value upon adoption of ASC 820/825 effective January 1, 2008, except for unswapped borrowings which are reported at net of principal amount and unamortized discount/premium of zero coupon bonds. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2011	Aggregate Face Amount 2010	Discounted Value 2011	Discounted Value 2010
Australian dollar	$ 1,793,937	$ 1,555,452	$ 1,591,483	$ 1,366,146
Brazilian real	214,941	75,000	174,646	49,330
Canadian dollar	783,392	800,000	745,089	730,938
South African rand	1,308,981	1,276,835	1,061,010	980,939
Swiss franc	521,544	522,883	422,665	402,584
Turkish lira	1,241,471	1,998,714	967,142	1,563,670
United States dollar	4,079,042	2,887,736	2,947,003	2,273,842

ORDINARY CAPITAL RESOURCES OF BORROWINGS and 2010 United States Dollars

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[5]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2012	$ 10,626,473	2021	8,123,926
2013	8,597,904	2026	305,619
2014	11,135,267	2031	2,864,090
2015	8,024,622	2036	46,646
2016	8,553,797	over 2036	–
		Total	$ 58,278,344

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Average Rate (%) Pay Floating[6]	Maturing Through[7]
Receive Fixed Swaps:				
Australian dollar[8]	$ 65,020	2.64	(0.03)	2027–2032
Chinese yuan	308,016	3.34	4.47	2015–2020
Indian rupee	94,153	5.40	7.83	2014
United States dollar	27,524,960	2.58	0.50	2012–2041
United States dollar[9]	65,020	2.14	(0.06)	2016–2027
Receive Floating Swaps:				
Japanese yen	65,020	3.22	(0.06)	2016–2032
United States dollar	771,000	0.87	0.60	2012–2020
Total	**$ 28,893,189**			

[2] Include currency and interest rate swaps. At December 31, 2011, the remaining maturity of swap agreements ranged from less than one year to 25 years. Approximately 79.16% of the swap receivables and 82.28% of the payables are due before January 1, 2017.

[3] Adjusted by the cumulative effect of the adoption of ASC 815 effective January 1, 2001.

[4] Excludes accrued interest and commission.

[5] Bonds with put and call options were considered maturing on the first put or call date.

[6] Represents average current floating rates, net of spread.

[7] Swaps with early termination date were considered maturing on the first termination date.

[8] Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.

[9] Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—
STATEMENT OF SUBSCRIPTIONS TO
December 31,
Expressed in Thousands of

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	3,585	0.03	$ 55,039	$ 47,701	$ 7,339	43,075	0.33
Armenia	31,671	0.30	486,235	461,871	24,365	71,161	0.54
Australia	614,220	5.80	9,429,935	8,958,347	471,589	653,710	4.94
Azerbaijan	47,208	0.45	724,770	688,446	36,324	86,698	0.66
Bangladesh	108,384	1.02	1,663,987	1,580,775	83,212	147,874	1.12
Bhutan	660	0.01	10,133	9,503	629	40,150	0.30
Brunei Darussalam	37,386	0.35	573,976	545,220	28,756	76,876	0.58
Cambodia	5,250	0.05	80,602	73,877	6,724	44,740	0.34
People's Republic of China	684,000	6.46	10,501,247	9,976,016	525,231	723,490	5.47
Cook Islands	282	0.003	4,329	4,115	215	39,772	0.30
Fiji	7,218	0.07	110,816	105,273	5,542	46,708	0.35
Georgia	36,243	0.34	556,428	528,563	27,865	75,733	0.57
Hong Kong, China	57,810	0.55	887,540	843,140	44,400	97,300	0.74
India	672,030	6.35	10,317,475	9,801,501	515,974	711,520	5.38
Indonesia	547,268	5.17	8,402,041	7,977,129	424,912	586,758	4.44
Japan	1,656,630	15.65	25,433,743	24,161,788	1,271,956	1,696,120	12.82
Kazakhstan	85,608	0.81	1,314,314	1,248,574	65,740	125,098	0.95
Kiribati	426	0.004	6,540	6,218	322	39,916	0.30
Republic of Korea	534,738	5.05	8,209,672	7,799,126	410,547	574,228	4.34
Kyrgyz Republic	31,746	0.30	487,387	463,007	24,380	71,236	0.54
Lao People's Democratic Republic	1,476	0.01	22,661	21,248	1,412	40,966	0.31
Malaysia	289,050	2.73	4,437,698	4,215,759	221,939	328,540	2.48
Maldives	426	0.004	6,540	6,218	322	39,916	0.30
Marshall Islands	282	0.003	4,329	4,115	215	39,772	0.30
Federated States of Micronesia	426	0.004	6,540	6,218	322	39,916	0.30
Mongolia	1,596	0.02	24,503	23,275	1,228	41,086	0.31
Myanmar	57,810	0.55	887,540	843,140	44,400	97,300	0.74
Nauru	426	0.004	6,540	6,218	322	39,916	0.30
Nepal	15,606	0.15	239,594	227,604	11,990	55,096	0.42
New Zealand	163,020	1.54	2,502,797	2,377,642	125,155	202,510	1.53
Pakistan	231,240	2.19	3,550,158	3,372,620	177,539	270,730	2.05
Palau	342	0.003	5,251	4,990	261	39,832	0.30
Papua New Guinea	9,960	0.09	152,913	145,283	7,630	49,450	0.37
Philippines	252,912	2.39	3,882,882	3,688,716	194,166	292,402	2.21
Samoa	348	0.003	5,343	5,020	322	39,838	0.30
Singapore	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Solomon Islands	708	0.01	10,870	10,332	537	40,198	0.30
Sri Lanka	61,560	0.58	945,112	897,841	47,271	101,050	0.76
Taipei,China	115,620	1.09	1,775,079	1,686,325	88,754	155,110	1.17
Tajikistan	30,402	0.29	466,753	443,355	23,398	69,892	0.53
Thailand	144,522	1.37	2,218,803	2,107,834	110,969	184,012	1.39
Timor-Leste	1,050	0.01	16,120	15,307	814	40,540	0.31
Tonga	426	0.004	6,540	6,218	322	39,916	0.30
Turkmenistan	26,874	0.25	412,588	391,908	20,680	66,364	0.50
Tuvalu	150	0.001	2,303	2,180	123	39,640	0.30
Uzbekistan	71,502	0.68	1,097,749	1,042,848	54,901	110,992	0.84
Vanuatu	708	0.01	10,870	10,332	537	40,198	0.30
Viet Nam	36,228	0.34	556,198	520,103	36,094	75,718	0.57
Total Regional (Forward)	**6,713,153**	**63.43**	**103,065,024**	**97,889,649**	**5,175,376**	**8,608,673**	**65.07**

ORDINARY CAPITAL RESOURCES
CAPITAL STOCK AND VOTING POWER
2011
United States Dollars

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
Total Regional (Forward)	**6,713,153**	**63.43**	**103,065,024**	**97,889,649**	**5,175,376**	**8,608,673**	**65.07**
NONREGIONAL							
Austria	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Belgium	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Canada	555,258	5.25	8,524,709	8,098,396	426,314	594,748	4.50
Denmark	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Finland	36,120	0.34	554,540	526,813	27,727	75,610	0.57
France	247,068	2.33	3,793,161	3,603,463	189,698	286,558	2.17
Germany	459,204	4.34	7,050,021	6,697,446	352,575	498,694	3.77
Ireland	36,120	0.34	554,540	526,751	27,788	75,610	0.57
Italy	191,850	1.81	2,945,415	2,798,106	147,309	231,340	1.75
Luxembourg	36,120	0.34	554,540	526,751	27,788	75,610	0.57
Netherlands	108,882	1.03	1,671,633	1,588,037	83,595	148,372	1.12
Norway	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Portugal	12,040	0.11	184,847	171,843	13,004	51,530	0.39
Spain	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Sweden	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Switzerland	61,950	0.59	951,100	903,522	47,578	101,440	0.77
Turkey	36,120	0.34	554,540	526,813	27,727	75,610	0.57
United Kingdom	216,786	2.05	3,328,250	3,161,812	166,439	256,276	1.94
United States	1,656,189	15.65	25,426,966	24,155,281	1,271,685	1,695,679	12.82
Total Nonregional	**3,870,427**	**36.57**	**59,421,498**	**56,445,909**	**2,975,589**	**4,620,737**	**34.93**
TOTAL	**10,583,580**	**100.00**	**$ 162,486,521**	**$ 154,335,557**	**$ 8,150,964**	**13,229,410**	**100.00**

Note: Figures may not add up due to rounding.

[1] The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on January 31, 1966. Pending ADB's selection of the appropriate successor to the 1966 dollar, the par value of each share is SDR10,000 for financial reporting purposes. Exchange rate at December 31, 2011 was $1.53527. (Notes B and K)

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note Q). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves and surplus. At December 31, 2011 and 2010, the total of such loans, equity investments, and guarantees aggregated approximately 29.2% and 30.2%, respectively, of the total subscribed capital, reserves, and surplus.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2011, such equity investments represented approximately 7.9% (7.9% – 2010) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the OCR are prepared in accordance with accounting principles generally accepted in the United States of America.

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the United States dollar (USD).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of Special Drawing Right (SDR) capital values (Notes K and L), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as determined by the IMF, with each share valued at SDR10,000.

As of December 31, 2011, the value of the SDR in terms of the current United States dollar was $1.53527 ($1.54003 – 2010) giving a value for each share of ADB's capital equivalent to $15,352.70 ($15,400.30 – 2010).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ASC 815 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value.

In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships,

not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by management to be "Available for Sale" and are reported at fair value. Time deposits are reported at cost, which is a reasonable estimate of their fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported in the Statement of Income and Expenses under "NET REALIZED GAINS (LOSSES) From investments."

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortization of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

Securities Transferred Under Repurchase Agreement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities and restricted cash. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have loan term ranging between 5 and 32 years. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing, the funding cost margin is passed to LIBOR-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan has been paid. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

For sovereign loans, ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The impairment is determined based on the difference between the loan carrying value and present value of expected future cash flows discounted at the loan's effective interest rate. Starting 2010, ADB has expanded the provisioning policy for nonsovereign loans to include collective provisions based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes loss reserve for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that are not impaired or subject to collective provision is recorded as loss reserve in the equity section of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

From 2000 to 2003, ADB levied front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. Front-end fees were waived on sovereign loans approved from 2004 and were eliminated for sovereign loans negotiated on and after October 1, 2007. Since 1988, ADB has charged front-end fees for nonsovereign loans.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after January 1, 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in "Miscellaneous liabilities" on the Balance Sheet.

Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. It is the policy of ADB to restrict the collateral received from swap counterparties for fulfilling its obligations under the collateral agreement. ADB records the restricted cash in "OTHER ASSETS" with a corresponding obligation to return the cash in "ACCOUNTS PAYABLE AND OTHER LIABILITIES." Collateral received in the form of liquid securities is disclosed in Note H and not recorded on OCR's Balance Sheet.

Equity Investments

Investments in equity securities with readily determinable market price are considered "Available for Sale" and are reported at fair value, with unrealized gains and losses reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

ADB applies the equity method of accounting to investments where it has the ability to exercise influence such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30 "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under purview of ASC 323 "Investments—Equity Method and Joint Ventures." The net asset value of equity investments under the equity method is considered an estimate of its fair value.

Investments in equity securities without readily determinable fair values are reported at cost or at written down value. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments. ADB determined that it is not practicable to estimate the fair value of equity investments reported at cost or written down value and the reported amount is considered an estimate of its fair value.

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. On January 1, 2010, ASC 810 was amended to define the primary beneficiary to the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to this amendment, the standard required the entity that would absorb the majority of VIE's expected losses or receive a majority of expected residual returns to be deemed as the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds variable interest (see Note R).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are used as one source to provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. ADB simultaneously enters into currency and/or interest rate swaps for asset/liability management.

ADB reports all borrowings that have associated derivative instruments at fair value (FV), including ADB's credit risk (as a credit spread) by currency. Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost. Amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and

the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, *"Receivables (Topic 310) – A Creditor's Determination of Whether Restructuring Is a Troubled Debt Restructuring"* in April 2011. This update is effective for the first interim or annual period beginning on or after June 15, 2011 and is to be applied retrospectively to modifications occurring on or after the beginning of the annual period of adoption. This update did not have a material impact on OCR's December 31, 2011 financial statements.

ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements, is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. See Note P for the required disclosures.

In April 2011, the FASB issued ASU 2011-03, *"Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements."* The update removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. It does not change the other criteria used in the assessment of effective control. The revised guidance is applicable prospectively to new transactions and transactions that are modified on or after the first interim or annual period beginning December 15, 2011. This update did not have an impact on OCR's December 31, 2011 financial statements.

In May 2011, the FASB issued ASU 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs"*, which amends US GAAP and International Financial Reporting Standards (IFRSs) and results in common disclosure and FV measure requirements. The ASU does not require additional FV measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after December 15, 2011. ADB is currently assessing the impact of this update on OCR's financial statements.

In June 2011, the FASB issued ASU 2011-05, *"Comprehensive Income (Topic 220) – Presentation of Comprehensive Income"*, which requires entities to present details of items that are reclassified from other comprehensive income to net income in the statement of comprehensive income. Subsequently, FASB issued ASU 2011-12 in December 2011 to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ADB elected to adopt the provisions in ASU 2011-05 and presented in *Appendix II* and *Appendix III* on OCR's December 31, 2011 and 2010 financial statements the reclassification adjustments.

In December 2011, the FASB issued ASU 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities"*, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. ADB is currently assessing the impact of this update on OCR's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2011 (42 – 2010), cash in banks (due from banks) totaling $95,206,000 ($75,203,000 – 2010) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one – 2010) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investment totaling $43,000 and $3,282,000 ($198,000 and $3,088,000 – 2010), respectively, have been restricted.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 2006.

ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. As of December 31, 2011, there are no outstanding purchase and sales of futures contracts ($3,000,000 and $7,000,000, respectively – 2010).

Included in "Other securities" as of December 31, 2011 were corporate obligations and other debt securities amounting to $1,200,001,000 ($1,195,509,000 – 2010). As of December 31, 2011, there were no asset/mortgage-backed securities ($929,577,000 – 2010).

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Included in "Investments" as of December 31, 2011 and 2010 were securities transferred under securities lending arrangements as follows:

	2011	2010
Government or government - guaranteed obligations	$ 47,564,000	$ 43,422,000
Corporate obligations	3,948,000	87,000
Total	**$ 51,512,000**	**$ 43,509,000**

The currency compositions of the investment portfolio as of December 31, 2011 and 2010 expressed in United States dollars are as follows:

Currency	2011	2010
United States dollar	$ 11,395,644,000	$ 12,582,676,000
Japanese yen	6,511,793,000	2,427,673,000
Euro	1,043,317,000	950,746,000
Australian dollar	739,003,000	666,185,000
Canadian dollar	406,312,000	330,735,000
Swiss franc	367,857,000	437,811,000
New Zealand dollar	319,638,000	251,227,000
Others	724,705,000	606,306,000
Total	**$ 21,508,269,000**	**$ 18,253,359,000**

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2011 and 2010 are as follows:

	2011		2010	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 8,093,610,000	$ 8,081,907,000	$ 6,366,579,000	$ 6,349,386,000
Due after one year through five years	11,895,876,000	11,605,916,000	9,833,354,000	9,584,033,000
Due after five years through ten years	1,415,163,000	1,345,745,000	2,028,176,000	1,971,706,000
Due after ten years through fifteen years	103,620,000	100,729,000	25,250,000	24,484,000
Total	**$ 21,508,269,000**	**$ 21,134,297,000**	**$ 18,253,359,000**	**$ 17,929,609,000**

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

	2011	2010
As of December 31		
Amortized cost	$ 19,982,334,000	$ 15,643,835,000
Estimated fair value	20,356,306,000	15,967,586,000
Gross unrealized gains	410,314,000	354,897,000
Gross unrealized losses	(36,342,000)	(31,148,000)
For the years ended December 31:		
Change in net unrealized gains from prior year	50,223,000	(6,714,000)
Proceeds from sales	4,943,974,000	5,202,162,000
Gross gain on sales	99,070,000	58,185,000
Gross loss on sales	(7,746,000)	(31,288,000)

The table below provides a listing of investments that sustained unrealized losses as of December 31, 2011. Five government or government-guaranteed obligations (three – 2010), two corporate obligations (nil – 2010), one debt security (nil – 2010), and no asset/mortgage-backed security (one – 2010) sustained unrealized losses for over one year, representing 2.71% (0.31% – 2010) of the total investments. Comparative details for 2011 and 2010 are as follows:

	One year or less		Over one year		Total	
For the year 2011	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government or government - guaranteed obligations	$ 6,636,536,000	$ 25,247,000	$ 279,106,000	$ 4,850,000	$ 6,915,642,000	$ 30,097,000
Corporate bonds	242,784,000	2,243,000	297,627,000	2,373,000	540,411,000	4,616,000
Asset/Mortgage-backed securities	–	–	–	–	–	–
Others	–	–	5,730,000	1,629,000	5,730,000	1,629,000
Total	**$ 6,879,320,000**	**$ 27,490,000**	**$ 582,463,000**	**$ 8,852,000**	**$ 7,461,783,000**	**$ 36,342,000**

	One year or less		Over one year		Total	
For the year 2010	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government or government - guaranteed obligations	$ 3,521,005,000	$ 23,028,000	$ 59,698,000	$ 456,000	$ 3,580,703,000	$ 23,484,000
Corporate bonds	351,855,000	3,366,000	–	–	351,855,000	3,366,000
Asset/Mortgage-backed securities	139,631,000	3,852,000	204,000	26,000	139,835,000	3,878,000
Others	6,939,000	420,000	–	–	6,939,000	420,000
Total	**$ 4,019,430,000**	**$ 30,666,000**	**$ 59,902,000**	**$ 482,000**	**$ 4,079,332,000**	**$ 31,148,000**

NOTE E—LOANS

Loans

The carrying amount and estimated fair value of loans outstanding at December 31, 2011 and 2010 are as follows:

	2011		2010	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Fixed rate multicurrency loans	$ 11,488,000	$ 12,674,000	$ 15,863,000	$ 18,134,000
Pool-based single currency (¥) loans	1,970,499,000	2,185,311,000	2,391,854,000	2,694,778,000
Pool-based single currency (US$) loans	5,137,483,000	6,200,680,000	5,856,886,000	6,828,121,000
LIBOR-based loans	41,772,348,000	42,091,798,000	37,049,539,000	37,240,879,000
Fixed rate loans	–	–	2,479,000	2,603,000
Local currency loans	867,394,000	888,174,000	627,120,000	634,309,000
Loan arising from guarantee call	48,000	48,000	70,000	70,000
Total	**$ 49,759,260,000**	**$ 51,378,685,000**	**$ 45,943,811,000**	**$ 47,418,894,000**

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments and interest discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread.

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in Japanese yen, effective January 1, 2004.

Commencing July 1, 2001, ADB introduced LIBOR-based loans (LBLs) in the following currencies – euro, Japanese yen, and United States dollar. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after January 1, 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loan (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% that are charged above ADB's average funding cost and have a maturity of 5 years, including a 3-year grace period. As of December 31, 2011, five sovereign loans totaling $2,500,000,000 were outstanding.

During 2011, ADB received prepayments for seven loans (four loans – 2010) amounting to $104,677,000 ($33,483,000 – 2010) and collected prepayment premiums of $334,000 ($6,000 – 2010). 57% and 33% of the prepaid amounts in 2011 were LIBOR-based loans and pool-based single currency loan in US dollars, respectively compared to 83% for LIBOR-based loans in 2010.

Loan Charges

In April 2010, the Board of Directors approved for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from July 1, 2010 to and including June 30, 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result to an effective contractual spread of 30 basis points over the base lending rate; and (ii) that are negotiated from July 1, 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result to an effective contractual spread of 40 basis points over the base lending rate.

For loans negotiated before July 1, 2010 and on after October 1, 2007, the credit of 0.4% for the duration of the loan, resulting to an effective contractual spread of 0.2% continues to apply. In December 2010, with respect to all loans negotiated before October 1, 2007, the Board approved for borrowers or guarantors under ADB's sovereign operations that do not have any OCR loans in arrears with ADB, the continuation of waiver of 0.2% of the lending spread on outstanding loans that carry a lending spread of 0.6% to be applicable to all interest periods up to December 31, 2012. This extends the previous waivers that have been provided since July 2004.

For loans negotiated before January 1, 2007, a flat commitment fee of 0.75% was charged for sovereign program loans and a progressive commitment fee of 0.75% was maintained for sovereign project loans. In October 2006, the Board approved a change in the commitment charge policy for sovereign project loans negotiated after January 1, 2007, from 0.75% on a progressive structure of undisbursed loan balances to a flat commitment fee of 0.35% on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 0.1% of the commitment charge on the undisbursed balances of sovereign project loans negotiated after January 1, 2007 and 0.5% of the commitment charge on the undisbursed balances of sovereign program loans. ADB has extended to provide waivers on commitment charges up to December 31, 2012. In December 2007, the Board approved the reduction of the commitment charge from 0.75% for sovereign program loans and 0.35% for sovereign project loans to a flat commitment fee of 0.15% for both sovereign program and project loans negotiated on or after October 1, 2007, and eliminated the waiver mechanism for such loans.

Loans in Non-accrual Status

ADB places loans in non-accrual status when they are past due by six months.

One nonsovereign loan was in non-accrual status as of December 31, 2011 (two – 2010). The principal outstanding was $22,826,000 ($31,861,000 – 2010) of which $22,826,000 ($30,028,000 – 2010) was overdue. Loans in non-accrual status resulted in $1,000 not being recognized as income from nonsovereign loans for the year ended December 31, 2011 (net recovery of $285,000 – 2010).

There were no sovereign loans in non-accrual status in 2011 and 2010.

An analysis of the age of the recorded loans outstanding including receivable arising from guarantee call, that are past due as of December 31, 2011 and 2010 are as follows:

	Overdue Loan Service Payments				
	1–90 Days	> 90 Days	Total	Current	Total Loans
2011					
Sovereign Loans	$ –	$ –	$ –	$ 46,972,115,000	$ 46,972,115,000
Nonsovereign Loans	–	23,003,000	23,003,000	2,734,272,000	2,757,275,000
Total	$ –	$ 23,003,000	$ 23,003,000	$ 49,706,387,000	49,729,390,000
Allowance for loan losses					(35,030,000)
Unamortized direct loan origination fees—net					64,900,000
Loans Outstanding					**$ 49,759,260,000**
2010					
Sovereign Loans	$ 1,980,000	$ –	$ 1,980,000	$ 43,565,048,000	$ 43,567,028,000
Nonsovereign Loans	9,396,000	20,817,000	30,213,000	2,335,634,000	2,365,847,000
Total	$ 11,376,000	$ 20,817,000	$ 32,193,000	$ 45,900,682,000	45,932,875,000
Allowance for loan losses					(42,505,000)
Unamortized direct loan origination fees—net					53,441,000
Loans Outstanding					**$ 45,943,811,000**

As of December 31, 2011and 2010, there were no loans 90 days or greater past due still accruing interest.

Undisbursed loan commitments and an analysis of loans by borrowers as of December 31, 2011 are shown in *Appendix VI*. The carrying amounts of loans outstanding by loan products at December 31, 2011 and 2010 are as follows:

	2011	2010
Sovereign Loans		
Fixed rate multicurrency loans	$ 11,488,000	$ 15,863,000
Pool-based single currency (¥) loans	1,970,499,000	2,391,854,000
Pool-based single currency (US$) loans	5,137,821,000	5,857,460,000
LIBOR-based loans	39,702,802,000	35,301,851,000
Local currency loans	149,505,000	–
	46,972,115,000	43,567,028,000
Allowance for loan losses	–	–
Unamortized direct loan origination cost—net	80,534,000	67,237,000
	80,534,000	67,237,000
Subtotal	47,052,649,000	43,634,265,000
Nonsovereign Loans		
Fixed rate loans	–	2,515,000
LIBOR-based loans	2,024,470,000	1,716,322,000
Local currency loans	732,628,000	646,824,000
Others	177,000	186,000
	2,757,275,000	2,365,847,000
Allowance for loan losses	(35,030,000)	(42,505,000)
Unamortized front-end fee—net	(15,634,000)	(13,796,000)
	(50,664,000)	(56,301,000)
Subtotal	2,706,611,000	2,309,546,000
Total	**$ 49,759,260,000**	**$ 45,943,811,000**

Allowance for Loan Losses

ADB has not suffered any losses of principal on sovereign loans to date. During the year, no loan loss provision has been made against outstanding sovereign loans (write-back of $2,723,000 on one loan – 2010). No accumulated loan loss provision for sovereign loans as of December 31, 2011 (nil – 2010).

A total of $7,475,000 in loss provision for nonsovereign loans was written back ($58,014,000 – 2010) consisting of $5,657,000 provision ($40,390,000 – 2010), $13,052,000 write back ($98,850,00 write back/off – 2010), and $80,000 negative translation adjustment ($446,000 – 2010).

The changes in the allowance for loan losses during 2011 and 2010 as well as information pertaining to loans which were subject to specific allowance for loan losses are as follows:

	2011			2010		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 42,505,000	$ 42,505,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Provision during the year	–	5,657,000	5,657,000	–	40,390,000	40,390,000
Written back/off	–	(13,052,000)	(13,052,000)	(2,723,000)	(98,850,000)	(101,573,000)
Translation adjustment	–	(80,000)	(80,000)	–	446,000	446,000
Ending Balance	$ –	$ 35,030,000	$ 35,030,000	$ –	$ 42,505,000	$ 42,505,000
Ending balance individually evaluated for impairment	$ –	$ 9,609,000	$ 9,609,000	$ –	$ 9,152,000	$ 9,152,000
Ending balance collectively evaluated for impairment	$ –	$ 25,421,000	$ 25,421,000	$ –	$ 33,353,000	$ 33,353,000
Loans:						
Ending Balance	$ 46,972,115,000	$ 2,757,275,000	$ 49,729,390,000	$ 43,567,028,000	$ 2,365,847,000	$ 45,932,875,000
Ending balance individually evaluated for impairment	$ –	$ 24,103,000	$ 24,103,000	$ –	$ 32,046,000	$ 32,046,000
Ending balance collectively evaluated for impairment	$ –	$ 2,733,172,000	$ 2,733,172,000	$ –	$ 2,333,801,000	$ 2,333,801,000

Allowance is recorded for all impaired loans. The recorded loan receivable in the impaired loans with related allowance for loan losses during 2011 and 2010 are as follows:

	2011			2010		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign Loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign Loans	24,103,000	23,003,000	9,609,000	32,046,000	30,213,000	9,152,000

No loans were modified or restructured for the year ended December 31, 2011.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds directly to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risk in the portfolio, derive the expected losses in the loan portfolio, and monitor the capital adequacy.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $24,103,000 in nonsovereign loans that were considered impaired ($32,046,000 nonsovereign loans – 2010).

Risk Class	Risk Rating	Sovereign Loans 2011	Sovereign Loans 2010	Nonsovereign Loans 2011	Nonsovereign Loans 2010
Low credit risk	1–5 (AAA to BBB–)	$ 23,006,067,000	$ 20,100,832,000	$ 773,600,000	$ 705,631,000
Medium credt risk	6–11 (BB+ to B–)	23,938,700,000	23,444,532,000	1,910,494,000	1,378,401,000
High credit risk	12–14 (CCC+ to D)	27,348,000	21,664,000	73,181,000	281,815,000
Total		**$ 46,972,115,000**	**$ 43,567,028,000**	**$ 2,757,275,000**	**$ 2,365,847,000**

As of December 31, 2011, ADB had a significant concentration of credit risk to Asia and the Pacific region associated with loan products. The credit exposure determined based on fair value of loans and including the outstanding guarantees amounted to $53,373,873,000 ($49,388,003,000 – 2010).

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the year ending December 31, 2011 and 2010 are as follows:

	2011 Amount	2011 No.of Loans	2010 Amount	2010 No.of Loans
Sovereign loans	$ 1,192,845,000	42	$ 1,055,810,000	40
Nonsovereign loans	356,687,000	8	356,701,000	10
Total	**$ 1,549,532,000**	**50**	**$ 1,412,511,000**	**50**

During the year ended December 31, 2011, a total of $65,000 ($105,000 – 2010) was received as compensation for arranging and administering such loans. This amount has been included in "Revenue from other sources."

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is generally 10 or more years. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of December 31, 2011, total loan arising from guarantee call was $177,000 ($186,000 – 2010) with corresponding allowance for losses of $129,000 ($116,000 – 2010). None of the outstanding amounts as of December 31, 2011 and 2010 were subject for call.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2011 and 2010 covered:

	2011		2010	
	Committed Amount	**Outstanding Amount**	**Committed Amount**	**Outstanding Amount**
Partial Credit Guarantees				
with counterguarantee	$ 1,550,995,000	$ 1,533,445,000	$ 1,353,617,000	$ 1,270,701,000
without counterguarantee	759,913,000	355,470,000	797,232,000	565,179,000
	2,310,908,000	1,888,915,000	2,150,849,000	1,835,880,000
Political Risk Guarantees				
with counterguarantee	139,967,000	92,093,000	143,317,000	112,870,000
without counterguarantee	29,535,000	14,180,000	36,555,000	19,409,000
	169,502,000	106,273,000	179,872,000	132,279,000
Others	–	–	950,000	950,000
Total	**$ 2,480,410,000**	**$ 1,995,188,000**	**$ 2,331,671,000**	**$ 1,969,109,000**

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion.

As of December 31, 2011, a total liability of $13,857,000 ($17,604,000 – 2010) relating to standby ready obligation for two partial credit risk guarantees (three – 2010) and two political risk guarantees (three – 2010) has been included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" – "Miscellaneous" on the Balance Sheet for all guarantees issued after December 31, 2002.

As of December 31, 2011, no (one – 2010) partial credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantee.

NOTE G—EQUITY INVESTMENTS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are classified and accounted into: (i) investments classified as available for sale; (ii) investments accounted under equity method; and (iii) investments in other non-controlled entities without readily available fair values are reported at cost or written down value.

The carrying value of equity investments as of December 31, 2011 and 2010 are as follows:

	2011	2010
Equity method	$ 460,708,000	$ 434,805,000
Available for sale	297,741,000	491,637,000
Cost method	212,173,000	181,756,000
Total	**$ 970,622,000**	**$ 1,108,198,000**

As of December 31, 2011, there were five (eight – 2010) equity investments which were classified as available for sale totaling $297,741,000 ($491,637,000 – 2010). There was one investment that sustained unrealized losses in 2011 (nil – 2010).

Additional information relating to equity investments classified as available for sale is as follows:

	2011	2010
As of December 31		
Amortized cost	$ 76,040,000	$ 118,762,000
Estimated fair value	297,741,000	491,637,000
Gross unrealized gains	221,718,000	372,875,000
Gross unrealized losses	(17,000)	–
For the years ended December 31:		
Change in net unrealized (losses) gains from prior year	(151,175,000)	30,673,000
Proceeds from sales	150,136,000	10,288,000
Gross gain on sales	110,838,000	7,493,000
Gross loss on sales	(320,000)	–

Approved equity investment facility that has not been disbursed was $611,500,000 at December 31, 2011 ($471,456,000 – 2010).

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset and liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB's FX swaps agreement usually match the terms of particular investments.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts. As of December 31, 2011, net payments on future contracts amounted to $556,000 ($398,000 – 2010).

Included in Receivable/Payable from Swaps – Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

Fair Value of Derivative Instruments

The table below provides information on the fair value amounts and the location of ADB's derivative instruments on the Balance Sheet as of December 31, 2011 and 2010:

	Derivative Assets			Derivative Liabilities		
	Balance Sheet Location	Fair Value 2011	Fair Value 2010	Balance Sheet Location	Fair Value 2011	Fair Value 2010
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		$ 26,014,414,000	$ 25,187,815,000		$ 23,742,774,000	$ 22,464,043,000
Interest rate swaps		5,139,633,000	4,287,870,000		3,505,734,000	3,310,970,000
FX swaps		219,057,000	–		216,857,000	–
Total		31,373,104,000	29,475,685,000		27,465,365,000	25,775,013,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		1,877,873,000	543,871,000		2,104,936,000	703,710,000
Interest rate swaps		55,943,000	98,572,000		116,731,000	140,782,000
FX swaps		3,615,024,000	724,951,000		3,632,380,000	741,597,000
Total		5,548,840,000	1,367,394,000		5,854,047,000	1,586,089,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		620,385,000	320,421,000		608,110,000	318,178,000
Interest rate swaps		50,982,000	93,243,000		114,209,000	173,574,000
Total		671,367,000	413,664,000		722,319,000	491,752,000
Total derivatives not designated as hedging instruments		**$ 37,593,311,000**	**$ 31,256,743,000**		**$ 34,041,731,000**	**$ 27,852,854,000**

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in Income on Derivatives	
		2011	2010
Futures	Net Realized Gains (Losses)	$ (556,000)	$ (398,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains	(1,883,000)	3,703,000
	Revenue from Investments	(5,536,000)	(7,124,000)
	Net Realized Gains from Investments	–	7,128,000
Interest rate swaps	Net Unrealized Gains	(18,920,000)	(4,576,000)
	Revenue from Investments	(5,362,000)	(5,801,000)
	Net Realized Gains from Investments	(6,990,000)	177,000
FX swaps	Net Unrealized Gains	3,894,000	975,000
	Revenue from Investments	9,325,000	6,335,000
FX forward	Net Realized Gains (Losses)	63,000	–
		(25,409,000)	817,000
Loans related swaps			
Currency swaps	Net Unrealized Gains	(21,707,000)	14,292,000
	Revenue from Loans	(17,641,000)	(15,863,000)
Interest rate swaps	Net Unrealized Gains	13,102,000	7,050,000
	Revenue from Loans	(44,525,000)	(49,422,000)
		(70,771,000)	(43,943,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains	716,606,000	167,899,000
	Borrowings and related expenses	1,302,275,000	1,286,229,000
Interest rate swaps	Net Unrealized Gains	648,521,000	301,275,000
	Borrowings and related expenses	622,724,000	593,365,000
FX forward	Net Unrealized Gains	(2,000)	(1,000)
	Borrowings and related expenses	632,000	29,000
		3,290,756,000	2,348,796,000
Total		**$ 3,194,020,000**	**$ 2,305,272,000**

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the

Investment Authority and other risk management guidelines *(Note D)*. ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only transacts with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB has under ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of December 31, 2011 is $456,030,000 ($520,347,000 – 2010). There is no gross liability position in the aggregate fair value of all derivative instruments that ADB has under the NAFMII Master Agreement as of December 31, 2011 (gross liability position of $3,106,000 – 2010).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven-thresholds. As of December 31, 2011, ADB had received collateral of $3,319,857,000 ($2,890,208,000 – 2010) in connection with the swap agreements. Of this amount, $1,942,954,000 ($1,588,350,000 – 2010) was recorded as swap related collateral (restricted cash).

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2011 amounted to $396,000 ($388,000 – 2010) reducing depreciation expense for the new headquarters building from $4,342,000 ($4,342,000 – 2010) to $3,946,000 ($3,954,000 – 2010). At December 31, 2011, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous") was $7,527,000 ($7,931,000 – 2010). At December 31, 2011 accumulated depreciation for property, furniture, and equipment was $201,868,000 ($185,292,000 – 2010).

The changes in the property, equipment, and intangible assets during 2011 and 2010, as well as information pertaining to accumulated depreciation, are as follows:

	Property, Furniture and Equipment				
	Land	Buildings and Improvements	Office Furniture and Equipment	Work in Progress	Grand Total
Cost:					
Balance, January 1, 2011	$ 10,178,000	$ 201,607,000	$ 117,224,000	$ 17,460,000	$ 346,469,000
Additions during the year	–	7,654,000	16,878,000	(5,009,000)	19,523,000
Disposals during the year		–	(2,673,000)	–	(2,673,000)
Balance, December 31, 2011	10,178,000	209,261,000	131,429,000	12,451,000	363,319,000
Accumulated Depreciation:					
Balance, January 1, 2011	–	(96,205,000)	(89,087,000)	–	(185,292,000)
Depreciation during the year	–	(5,998,000)	(13,051,000)	–	(19,049,000)
Disposals during the year	–	–	2,473,000	–	2,473,000
Balance, December 31, 2011	–	(102,203,000)	(99,665,000)	–	(201,868,000)
Net Book Value, December 31, 2011	**$ 10,178,000**	**$ 107,058,000**	**$ 31,764,000**	**$ 12,451,000**	**$ 161,451,000**

	Property, Furniture and Equipment				
	Land	Buildings and Improvements	Office Furniture and Equipment	Work in Progress	Grand Total
Cost:					
Balance, January 1, 2010	$ 10,178,000	$ 197,064,000	$ 106,437,000	$ 14,854,000	$ 328,533,000
Additions during the year	–	4,543,000	12,650,000	2,606,000	19,799,000
Disposals during the year	–	–	(1,863,000)	–	(1,863,000)
Balance, December 31, 2010	10,178,000	201,607,000	117,224,000	17,460,000	346,469,000
Accumulated Depreciation:					
Balance, January 1, 2010	–	(91,009,000)	(78,812,000)	–	(169,821,000)
Depreciation during the year	–	(5,196,000)	(12,095,000)	–	(17,291,000)
Disposals during the year	–	–	1,820,000	–	1,820,000
Balance, December 31, 2010	–	(96,205,000)	(89,087,000)	–	(185,292,000)
Net Book Value, December 31, 2010	**$ 10,178,000**	**$ 105,402,000**	**$ 28,137,000**	**$ 17,460,000**	**$ 161,177,000**

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Refer to *Appendix VII* for Summary Statement of Borrowings.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

On April 29, 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to December 31, 2010. On January 26, 2011, the Board of Directors approved the extension of the subscription deadline for the Fifth General Capital Increase (GCI V) to June 30, 2011. A further extension of the GCI V subscription period until September 30, 2011 was approved by the Board of Directors on August 1, 2011.

The authorized capital stock of ADB as of December 31, 2011 consists of 10,638,933 shares (10,638,933 – 2010), of which 10,583,580 shares (9,347,201 – 2010) have been subscribed by members. Of the subscribed shares, 10,052,666 (8,865,741 – 2010) are "callable" and 530,914 (481,460 – 2010) are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $282,001,000 ($217,396,000 – 2010), while those notes received with fixed encashment schedules totaled $296,990,000 ($123,734,000 – 2010).

As of December 31, 2011, all matured installments amounting to $5,322,254,000 ($4,329,825,000 – 2010) were received. Installments not due aggregating $2,828,710,000 ($3,084,711,000 – 2010) are as follows:

For the Year ending December 31:	
2012	$ 748,779,000
2013	845,700,000
2014	845,700,000
2015	388,497,000
2016	34,000
	$ 2,828,710,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73,094,000 as of December 31, 2011 ($73,320,000 – 2010) expressed in terms of the SDR on the basis of $1.53527 ($1.54003 – 2010) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2011 consisted of (i) the increase of $1,044,331,000 ($835,309,000 – 2010) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2011 and (ii) the net decrease of $448,525,000 ($416,123,000 – 2010) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2011	2010
Notional MOV Receivables	$ 1,132,513,000	$ 906,821,000
Notional MOV Payables	536,707,000	487,635,000
Total	**$ 595,806,000**	**$ 419,186,000**

Membership

As of December 31, 2011 and 2010, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region *(Appendix VIII)*.

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2011, the Board of Governors approved the allocation of 2010 net income of $614,489,000, after appropriation of guarantee fees to special reserve, as follows: (i) $45,900,000 be transferred from Loan Loss Reserve; (ii) $77,779,000 representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted under equity method, to Cumulative Revaluation Adjustments account; (iii) $422,610,000 to Ordinary Reserve; (iv) $120,000,000 to Asian Development Fund (ADF); and (v) $40,000,000 to Technical Assistance Special Fund (TASF).

In May 2010, $447,607,000 and $247,162,000 were transferred from Cumulative Revaluation Adjustments Account and Loan Loss Reserve, respectively, and added to the net loss of OCR for 2009 of $36,725,000 and were allocated as follows: (i) $230,882,000 to Ordinary Reserve; (ii) $247,162,000 to

Surplus; (iii) $120,000,000 to Asian Development Fund; (iv) $40,000,000 to Technical Assistance Special Fund; and (v) $10,000,000 each to Regional Cooperation and Integration Fund and Climate Change Fund.

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(Note B)* resulted in a net credit of $6,925,000 to the Ordinary Reserve during the year ended December 31, 2011 (net credit of $9,771,000 – 2010). That credit is the decrease in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – "Cumulative Revaluation Adjustments Account." Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2011, the 2010 net unrealized gains on derivatives of $42,738,000 (net unrealized losses on derivatives of $466,215,000 – 2010) and net gains from equity investments accounted under equity method of $35,041,000 ($18,608,000 – 2010) resulted to the credit balance of the Cumulative Revaluation Adjustments account at December 31, 2011 to $261,300,000 ($183,521,000 – 2010).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended December 31, 2011, guarantee fees amounting to $15,722,000 ($11,322,000 – 2010) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the setting aside of Loan Loss Reserve as part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign loans and guarantees portfolio. In 2006, the Board of Directors extended this policy to nonsovereign loans and guarantees.

In 2011, the estimated loan loss reserve requirement was $200,100,000 resulting from a decrease in expected loss of $45,900,000. The estimated expected loss is determined using ADB's credit risk model net of allowance for loan losses recorded in the balance sheet.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In 2011, there was no additional allocation to surplus.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other comprehensive income includes items such as the effects of the implementation of ASC 815, unrealized gains and losses on financial instruments classified as available for sale, translation adjustments, and pension and postretirement liability adjustment.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

The changes in Accumulated Other Comprehensive Loss balances for the years ended December 31, 2011 and 2010 expressed in thousands of US dollars are as follows:

	ASC 815 Adjustments and Amortizations		Accumulated Translation Adjustments		Unrealized Investment Holding Gains (Losses)		Pension/Postretirement Liability Adjustment- ASC 715 & 958		Accumulated Other Comprehensive (Loss) Income	
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Balance, January 1	$ –	$ (1,620)	$ 125,727	$ 6,747	$ 742,256	$ 683,627	$ (921,328)	$ (646,437)	$ (53,345)	$ 42,317
Changes from period activity	–	1,620	18,358	118,980	(124,678)	58,629	(261,605)	(274,891)	(367,925)	(95,662)
Balance, December 31	**$ –**	**$ –**	**$ 144,085**	**$ 125,727**	**$ 617,578**	**$ 742,256**	**$ (1,182,933)**	**$ (921,328)**	**$ (421,270)**	**$ (53,345)**

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2011 was $649,599,000 ($680,479,000 – 2010). The average yield on the loan portfolio during the year was 1.34% (1.61% – 2010), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2011 amounted to $334,000 ($6,000 – 2010).

Total income from investments including net realized gains on sales, net unrealized losses on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended December 31, 2011 was $432,663,000 ($401,406,000 – 2010). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 2.04% (2.17% – 2010) excluding unrealized gains and losses on investments and 2.20% (2.20% – 2010) including unrealized gains and losses on investments.

Including net realized gains, equity investment operations resulted to a net income of $164,644,000 ($106,505,000 – 2010) for the year ended December 31, 2011, excluding equity investments related expenses. This included a total of $28,989,000 share in the net gains of investee companies accounted under equity method; and dividend income, gains on disposals, and other income of $14,081,000, $122,723,000, and $961,000, respectively, offset by $2,109,000 impairment losses mostly associated with restructured accounts.

Income from other sources primarily included income received as executing agency amounting to $9,189,000 ($13,888,000 – 2010), interest income earned on bank accounts, staff accounts, and various securities from troubled debt restructuring totaled $6,621,000 ($4,800,000 – 2010), and reversals of expenses charged to prior years of $4,437,000 ($4,502,000 – 2010). These were offset by the impairment losses on debt securities amounting to $19,798,000 ($2,959,000 – 2010).

Total borrowing expense of $362,419,000 ($384,603,000 – 2010) consisted of interest expense of $352,800,000 ($369,592,000- 2010), amortization of borrowings' issuance costs and other expenses of $15,116,000 ($16,456,000 – 2010), and net realized gains on redemption of bonds of $5,497,000 ($1,444,000 – 2010).

Total depreciation expense incurred for the year ended December 31, 2011 amounted to $18,653,000 ($16,904,000 – 2010).

ADB leases office spaces and other assets. Rental expenses under operating leases for the years ended December 31, 2011 and 2010 were $9,485,000 and $8,321,000, respectively. The minimum rental payments required under operating leases that have initial or noncancelable lease terms in excess of one year as of December 31, 2011 are as follows:

Year ending December 31	Minimum future rentals
2012	$ 5,778,000
2013	5,005,000
2014	3,428,000
2015	1,844,000
Later years	1,433,000

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2011 were apportioned between OCR and ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $589,811,000 ($494,209,000 – 2010), $254,829,000 ($225,911,000 – 2010) was charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $19,037,000 ($12,800,000 – 2010) related to new loans made effective for the year ended December 31, 2011 (*Note B*).

For the year ended December 31, 2011, write back of $7,395,000 ($44,713,000 – 2010) consisted of $5,657,000 additional loan loss provision ($40,390,000 – 2010) and $ $13,052,000 ($85,103,000 – 2010) write backs.

Net unrealized gains incorporated $1,316,000 net gains (net losses of $5,414,000 – 2010) from the translation adjustments of financial instruments denominated in non-functional currencies (Brazilian real, Mexican peso, and South African rand) and net unrealized gains on derivatives of $4,367,000 ($48,152,000 unrealized gains – 2010), which were made up of:

	2011	2010
Unrealized gains (losses) on:		
Borrowings and related swaps	$ 30,161,000	$ 28,416,000
Investments related swaps	(20,803,000)	(873,000)
Loan related swaps	(8,605,000)	21,342,000
FX forward	–	(1,000)
FX swaps	3,892,000	975,000
Amortization of the ASC 815 transition adjustment	(278,000)	(1,707,000)
Total	**$ 4,367,000**	**$ 48,152,000**

NOTE N—RELATED PARTY TRANSACTIONS

At December 31, 2011 and 2010, ADB had the following receivables from/payables to special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities which are included in "Miscellaneous" under "OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES":

	2011	2010
Amounts receivable from:		
Asian Development Fund (Note M)	$ 41,432,000	$ 28,628,000
Technical Assistance Special Fund	2,000	95,000
Japan Special Fund	12,000	134,000
Asian Development Bank Institute	174,000	267,000
Asian Tsunami Fund	7,000	225,000
Pakistan Earthquake Fund	50,000	54,000
Regional Cooperation and Integration Fund	76,000	44,000
Climate Change Fund	8,000	53,000
Asia Pacific Disaster Response Fund	7,000	56,000
Agency Trust Funds—net	4,421,000	1,651,000
Staff Retirement Plan	–	343,000
Total	**$ 46,189,000**	**$ 31,550,000**
Amounts payable to:		
Staff Retirement Plan	**$ 7,566,000**	**$ –**

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average two years remuneration during eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

ADB's contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP. The expected amount of contributions to the Plan for 2012 amounts to $88,111,000 representing ADB's contributions of $43,903,000, based on budgeted contribution of 21%, participants' mandatory contribution of $11,808,000 and discretionary contributions of $32,400,000.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs eight external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2011, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and Global fixed income.

All investments excluding time deposits are valued using market prices. Time deposits are reported at cost which is a reasonable estimate of fair value. Fixed income securities include US government and non-US government and government-guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value. The Plan's long-term target asset-mix is 40% US equity, 30% non-US equity and 30% global fixed income.

For the year ended December 31, 2011 the net return on the Plan assets was negative 0.9% (11.4% – 2010). ADB expects the long-term rate of return on the assets to be 7.5% (8.0% – 2010).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed investment return of 7.5% on the Plan's assets is expected to remain broadly the same, year to year.

Actuarial assumptions based on the 2005–2009 experience was used as the basis for the actuarial valuation as of December 31, 2011 and 2010. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of international staff who commute, currency reserve, and pattern of discretionary benefits withdrawal.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2011 and 2010

The following table sets forth the pension and postretirement medical benefits at December 31, 2011 and 2010:

	Pension Benefits		Postretirement Medical Benefits	
	2011	2010	2011	2010
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 2,219,073,000	$ 1,823,287,000	$ 273,085,000	$ 193,718,000
Service cost	62,795,000	50,306,000	14,466,000	7,616,000
Interest cost	124,079,000	107,867,000	15,661,000	11,950,000
Plan participants' contributions	53,516,000	41,479,000	–	–
Actuarial loss	157,104,000	262,420,000	22,318,000	62,402,000
Benefits paid	(89,093,000)	(66,286,000)	(2,899,000)	(2,601,000)
Projected benefit obligation at end of year	$ 2,527,474,000	$ 2,219,073,000	$ 322,631,000	$ 273,085,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,323,904,000	$ 1,113,539,000	$ –	$ –
Actual return on plan assets	(11,442,000)	135,535,000	–	–
Employer's contribution	101,041,000	99,637,000	2,899,000	2,601,000
Plan participants' contributions	53,516,000	41,479,000	–	–
Benefits paid	(89,093,000)	(66,286,000)	(2,899,000)	(2,601,000)
Fair value of plan assets at end of year	$ 1,377,926,000	$ 1,323,904,000	$ –	$ –
Funded status	$ (1,149,548,000)	$ (895,169,000)	$ (322,631,000)	$ (273,085,000)
Amounts recognized in the Balance sheet consist of:				
Current liabilities	–	–	(6,418,000)	(5,620,000)
Noncurrent liabilities	(1,149,548,000)	(895,169,000)	(316,213,000)	(267,465,000)
Net amount recognized	$ (1,149,548,000)	$ (895,169,000)	$ (322,631,000)	$ (273,085,000)
Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 1,090,554,000	$ 846,791,000	$ 92,376,000	$ 73,571,000
Prior service cost (credit)	–	3,675,000	–	(2,710,000)
Total amount recognized	$ 1,090,554,000	$ 850,466,000	$ 92,376,000	$ 70,861,000
Weighted-average assumptions as of December 31				
Discount rate	5.05%	5.50%	5.05%	5.50%
Expected return on plan assets	7.50%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	4.00%	5.25%	4.00%	5.25%

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of December 31, 2011. The rate was assumed to decrease gradually to 5.0% for 2016 and remain at the level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2011	2010	2011	2010
Components of net periodic benefit cost:				
Service cost	$ 62,795,000	$ 50,306,000	$ 14,466,000	$ 7,616,000
Interest cost	124,079,000	107,867,000	15,661,000	11,950,000
Expected return on plan assets	(116,831,000)	(101,449,000)	–	–
Amortization of prior service cost	3,675,000	4,079,000	(2,710,000)	(8,646,000)
Recognized actuarial loss	41,614,000	20,390,000	3,513,000	–
Net periodic benefit cost	**$ 115,332,000**	**$ 81,193,000**	**$ 30,930,000**	**$ 10,920,000**

The accumulated benefit obligation of the pension plan as of December 31, 2011 was $2,361,800,000 ($2,032,169,000 – 2010).

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year amounted to $57,980,000. The estimated net loss for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $4,544,000.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 7,989,000	$ (5,998,000)
Effect on postretirement benefit obligation	68,433,000	(53,222,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2011:

	Pension Benefits	Postretirement Medical Benefits
2012	$ 100,235,000	$ 6,418,000
2013	103,190,000	7,268,000
2014	107,241,000	8,103,000
2015	113,954,000	8,996,000
2016	120,592,000	9,923,000
2017–2021	743,726,000	65,194,000

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the plan assets measured at fair value on a recurring basis of ADB's pension plan as of December 31, 2011 and 2010 were reported based on the following:

		Fair Value Measurements		
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 902,957,000	$ 902,945,000	$ –	$ 12,000
Government or government-guaranteed securities	190,652,000	180,808,000	4,723,000	5,121,000
Corporate debt securities	157,809,000	128,546,000	23,029,000	6,234,000
Asset/mortgage-backed securities	63,435,000	42,446,000	13,983,000	7,006,000
Temporary investments and time deposits	35,021,000	27,291,000	7,730,000	–
Interest rate swaps—net	123,000	–	–	123,000
Futures—net	127,000	127,000	–	–
Foreign exchange contracts—net	4,424,000	–	4,424,000	–
Total assets at fair value	$ 1,354,548,000	$ 1,282,163,000	$ 53,889,000	$ 18,496,000
Liabilities				
Foreign exchange contracts—net	$ –	$ –	$ –	$ –

		Fair Value Measurements		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 903,609,000	$ 903,609,000	$ –	$ –
Government or government-guaranteed securities	139,222,000	119,215,000	20,007,000	–
Corporate debt securities	107,114,000	803,000	106,311,000	–
Asset/mortgage-backed securities	185,698,000	–	185,698,000	–
Temporary investments and time deposits	40,853,000	–	40,853,000	–
Total assets at fair value	$ 1,376,496,000	$ 1,023,627,000	$ 352,869,000	$ –
Liabilities				
Foreign exchange contracts—net	$ 29,000	$ –	$ 29,000	$ –

The table below provides the details of all inter-level transfers for the year ended December 31, 2011:

	Level 1	Level 2
Investments		
Government or government-guaranteed obligations		
Transfers into (out of)	$ 11,957,000	$ (11,957,000)
Corporate debt securities		
Transfers into (out of)	38,458,000	(38,458,000)
Asset/mortgage-backed securities		
Transfers into (out of)	12,336,000	(12,336,000)
	$ 62,751,000	**$ (62,751,000)**

Government or government-guaranteed obligations, corporate debt securities, and asset/mortgage-backed securities totaling $62,751,000 were transferred from Level 2 to 1.

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Investments				
	Corporate equity securities	Government or government-guaranteed obligations	Corporate debt securities	Asset/Mortgage-backed securities	Interest rate Swaps
Balance, December 31, 2010	$ –	$ –	$ –	$ –	$ –
Total realized/unrealized (losses)/gains in:					
Net increase in net assets available for benefits	(56,000)	384,000	(267,000)	107,000	123,000
Purchases	68,000	900,000	6,501,000	3,818,000	–
Sales/Maturities	–	–	–	–	–
Settlement and others	–	–	–	–	–
Transfers into Level 3	–	3,837,000	–	3,081,000	–
Balance, December 31, 2011	$ 12,000	$ 5,121,000	$ 6,234,000	$ 7,006,000	$ 123,000
Total unrealized (losses)/gains included in income related to financial assets and liabilities still held at the reporting date	$ (56,000)	$ 384,000	$ (267,000)	$ 107,000	$ 123,000

During 2011, ADB enhanced the approach for determining the fair value hierarchy of liquidity portfolio investments by introducing additional pricing sources and strengthening the internal analytics. The enhanced methodology provided more robust support for market observable inputs in pricing. Transfers into Level 3 in 2011 are primarily the result of refining ADB's valuation approach.

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's financial instruments as of December 31, 2011 and 2010 are summarized below:

	2011		2010	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 187,989,000	$ 187,989,000	$ 114,648,000	$ 114,648,000
Investments (Note D)	21,508,269,000	21,508,269,000	18,253,359,000	18,253,359,000
Securities transferred under repurchase agreement	330,044,000	330,044,000	707,851,000	707,851,000
Securities purchased under resale arrangement	395,498,000	395,498,000	318,228,000	318,228,000
Loans outstanding (Note E)	49,759,260,000	51,378,685,000	45,943,811,000	47,418,894,000
Equity investments (Note G)	970,622,000	970,622,000	1,108,198,000	1,108,198,000
Receivable from swaps - borrowings (Note H)	31,373,104,000	31,373,104,000	29,475,685,000	29,475,685,000
Receivable from swaps - others (Note H)	6,220,207,000	6,220,207,000	1,781,058,000	1,781,058,000
Other assets				
Swap related collateral	1,942,954,000	1,942,954,000	1,588,350,000	1,588,350,000
Future guarantee receivable	13,857,000	13,857,000	17,604,000	17,604,000
LIABILITIES:				
Borrowings (Note J)	58,834,767,000	59,994,911,000	52,386,484,000	53,176,587,000
Payable for swaps - borrowings (Note H)	27,465,365,000	27,465,365,000	25,775,013,000	25,775,013,000
Payable for swaps - others (Note H)	6,576,366,000	6,576,366,000	2,077,841,000	2,077,841,000
Other liabilities				
Payable for swap related collateral	1,942,954,000	1,942,954,000	1,588,350,000	1,588,350,000
Guarantee liability	13,857,000	13,857,000	17,604,000	17,604,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	Estimated Fair Value	
	2011	2010
Off-balance sheet financial instruments:		
ASSETS:		
Future guarantee receivable	$ 19,031,000	$ 20,153,000
LIABILITIES:		
Guarantee liability	19,031,000	20,153,000

The Fair Value Option

Effective January 1, 2008, ADB elected the Fair Value Option on all borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

Fair Value Measurement

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ADB determines fair values using inputs based on quoted or observable market prices and discounted cash flow models. Inputs for the models are based on observable market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation.

Following guidelines are applied in determining the fair values of financial instruments:

Borrowings and associated derivative instruments. Structured borrowings issued by ADB are valued through the use of market data inputs and financial models that discount future cash flows and simulated expected cash flows for embedded options. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black and Scholes, as applicable. Non-structured swapped borrowings, forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities are applied to the models to determine fair value of borrowings. Classified under Level 2 are swapped borrowings and the related derivatives for which ADB can obtain observable market inputs in the form of primary broker quotes for similar debt instruments. Included in Level 3 category are swapped borrowings fair-valued using significant unobservable inputs, including derived credit spreads for currencies that have no available quotes in the market.

Investments, asset swaps, repurchase agreements and resale arrangements. Readily marketable investments fair values using active market quotes in Level 1 category. Level 2 category includes investments and repurchase agreements fair valued with market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs including prices provided by third parties such as independent pricing services, custodians, and asset managers. Forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are applied to the models to determine fair value of investments.

Equity Investments. Readily marketable equity investments are fair valued using quoted prices in active markets (Level 1).

The fair value of the following financial assets and liabilities measured at fair value on a recurring basis were reported based on the following as of December 31, 2011 and 2010:

		Fair Value Measurements		
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or government-guaranteed obligations	$ 19,156,304,000	$ 15,454,300,000	$ 3,499,267,000	$ 202,737,000
Time deposits and other obligations of banks	1,151,963,000	–	1,151,963,000	–
Corporate obligations	1,186,472,000	670,280,000	511,588,000	4,604,000
Asset-backed/mortgage-backed securities	–	–	–	–
Others	13,530,000	5,730,000	7,194,000	606,000
Securities transferred under repurchase agreement	330,044,000	330,044,000	–	–
Securities purchased under resale arrangement	395,498,000	–	395,498,000	–
Borrowings related swaps	31,373,104,000	–	25,422,716,000	5,950,388,000
Investments related swaps	5,548,840,000	–	5,548,840,000	–
Loans related swaps	671,367,000	–	648,866,000	22,501,000
Equity investments	297,741,000	297,741,000	–	–
Total assets at fair value	**$ 60,124,863,000**	**$ 16,758,095,000**	**$ 37,185,932,000**	**$ 6,180,836,000**
Liabilities				
Borrowings	$ 54,037,988,000	$ –	$ 47,609,798,000	$ 6,428,190,000
Borrowings related swaps	27,465,365,000	–	27,381,806,000	83,559,000
Investments related swaps	5,854,047,000	–	5,854,047,000	–
Loans related swaps	722,319,000	–	112,353,000	609,966,000
Total liabilities at fair value	**$ 88,079,719,000**	**$ –**	**$ 80,958,004,000**	**$ 7,121,715,000**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2011 and 2010

	December 31, 2010	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or government-guaranteed obligations	$ 13,842,500,000	$ 9,507,917,000	$ 774,666,000	$ 3,559,917,000
Time deposits and other obligations of banks	2,285,773,000	–	2,285,773,000	–
Corporate obligations	1,158,235,000	275,494,000	563,772,000	318,969,000
Asset-backed/mortgage-backed securities	929,577,000	–	927,083,000	2,494,000
Others	37,274,000	6,939,000	29,486,000	849,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	–	–
Securities purchased under resale arrangement	318,228,000	–	318,228,000	–
Borrowings related swaps	29,475,685,000	–	21,964,275,000	7,511,410,000
Investments related swaps	1,367,394,000	–	1,367,394,000	–
Loans related swaps	413,664,000	–	381,150,000	32,514,000
Equity investments	491,637,000	490,011,000	1,345,000	281,000
Total assets at fair value	**$ 51,027,818,000**	**$ 10,988,212,000**	**$ 28,613,172,000**	**$ 11,426,434,000**
Liabilities				
Borrowings	$ 48,075,055,000	$ –	$ 40,197,183,000	$ 7,877,872,000
Borrowings related swaps	25,775,013,000	–	25,637,293,000	137,720,000
Investments related swaps	1,586,089,000	–	1,586,089,000	–
Loans related swaps	491,752,000	–	137,294,000	354,458,000
Total liabilities at fair value	**$ 75,927,909,000**	**$ –**	**$ 67,557,859,000**	**$ 8,370,050,000**

The table below provides the details of all inter-level transfers for the year ended December 31, 2011 and 2010:

	2011		2010	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 9,997,000	$ (9,997,000)	$ 14,751,000	$ (14,751,000)
Transfers (out of) into	(462,234,000)	462,234,000	(73,459,000)	73,459,000
Corporate obligations				
Transfers into (out of)	29,209,000	(29,209,000)	–	–
Transfers (out of) into	(116,520,000)	116,520,000	(15,475,000)	15,475,000
	$ (539,548,000)	**$ 539,548,000**	**$ (74,183,000)**	**$ 74,183,000**

Government or government-guaranteed obligations and corporate obligations totaling $578,754,000 were transferred from Level 1 to 2 ($88,934,000 – 2010) and government or government-guaranteed obligations and corporate obligations totaling $39,206,000 ($14,751,000 – 2010) were transferred from Level 2 to 1.

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Investments			
	Government or government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2011	$ 3,559,917,000	$ 318,969,000	$ 2,494,000	$ 849,000
Total gains (losses) - (realized/unrealized)				
Included in earnings	216,000	(18,000)	–	–
Included in other comprehensive income	(5,015,000)	120,000	–	–
Purchases	93,999,000	–	–	–
Sales/Maturities	(1,326,221,000)	–	(2,356,000)	–
Settlement and others	–	–	(138,000)	(243,000)
Transfers into Level 3	107,404,000	4,502,000		
Transfers out of Level 3	(2,227,563,000)	(318,969,000)	–	–
Balance, December 31, 2011	$ 202,737,000	$ 4,604,000	$ –	$ 606,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 120,000	$ 120,000	$ –	$ –

	Investments			
	Government or government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2010	$ –	$ –	$ –	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	2,636,000	(74,000)	–	–
Included in other comprehensive income	(6,965,000)	(2,143,000)	–	–
Purchases	1,471,283,000	300,000,000	2,494,000	849,000
Sales/Maturities	–	–	–	–
Settlement and others	–	–	–	–
Transfers into Level 3	2,092,963,000	21,186,000	–	–
Balance, December 31, 2010	$ 3,559,917,000	$ 318,969,000	$ 2,494,000	$ 849,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (14,028,000)	$ (2,143,000)	$ –	$ –

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2011	$ 7,511,410,000	$ (137,720,000)	$ 32,514,000	$ (354,458,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	(543,520,000)	55,456,000	(7,577,000)	(12,644,000)
Included in other comprehensive income	(380,073,000)	(1,295,000)	(2,436,000)	33,103,000
Issuances	1,079,175,000	–	–	(306,961,000) [a]
Maturities/Redemptions	(1,716,604,000)	–	–	30,994,000
Balance, December 31, 2011	$ 5,950,388,000	$ (83,559,000)	$ 22,501,000	$ (609,966,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (104,257,000)	$ 56,794,000	$ (7,776,000)	$ (10,859,000)

[a] Includes accretion of $156,867,000.

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2010	$ 7,306,317,000	$ (79,030,000)	$ 28,273,000	$ (296,239,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	435,107,000	(55,538,000)	3,225,000	(8,715,000)
Included in other comprehensive income	47,968,000	(3,152,000)	1,016,000	(14,964,000)
Issuances	1,877,314,000	–	–	(54,836,000) [a]
Maturities/Redemptions	(2,155,296,000)	–	–	20,296,000
Balance, December 31, 2010	$ 7,511,410,000	$ (137,720,000)	$ 32,514,000	$ (354,458,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (59,453,000)	$ (54,646,000)	$ 2,898,000	$ (8,603,000)

[a] Includes accretion of $4,636,000.

	2011		2010	
	Equity investments	Borrowings	Equity investments	Borrowings
Beginning of the period	$ 281,000	$ (7,877,872,000)	$ –	$ (7,403,678,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	(281,000)	427,826,000	–	(551,622,000)
Included in other comprehensive income	–	373,524,000	–	(71,865,000)
Paydowns	–	–	281,000	–
Issuances	–	(1,069,661,000)	–	(2,058,244,000)
Maturities/Redemptions	–	1,717,993,000	–	2,207,537,000
End of the period	$ –	$ (6,428,190,000)	$ 281,000	$ (7,877,872,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ 28,282,000	$ –	$ (15,009,000)

During 2011, ADB enhanced the approach for determining the fair value hierarchy of liquidity portfolio investments by introducing additional pricing sources and strengthening the internal analytics. The enhanced methodology provided more robust support for market observable inputs in pricing. Transfers out of Level 3 in 2011 are primarily the result of refining ADB's valuation approach.

All investment securities, including those under Level 3, are of high credit quality. The government or government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA–. The corporate obligations are also floating rate notes with a credit quality rating from Standard and Poor's of AAA. These valuations are provided by an independent pricing source.

NOTE Q—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources. The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled regularly between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio. The assets of these funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2011 and 2010 is as follows:

	2011		2010	
	Total Net Assets	No. of Funds	Total Net Assets	No. of Funds
Special Funds				
Asian Development Fund	$ 33,054,725,000	1	$ 32,650,891,000	1
Technical Assistance Special Fund	225,111,000	1	248,085,000	1
Japan Special Fund	94,133,000	1	89,338,000	1
Asian Development Bank Institute	9,836,000	1	8,916,000	1
Asian Tsunami Fund	6,861,000	1	2,630,000	1
Pakistan Earthquake Fund	4,553,000	1	3,938,000	1
Regional Cooperation and Integration Fund	4,143,000	1	10,412,000	1
Climate Change Fund	14,242,000	1	19,171,000	1
Asia Pacific Disaster Response Fund	12,360,000	1	27,481,000	1
Subtotal	33,425,964,000	9	33,060,862,000	9
Trust Funds				
Funds administered by ADB	1,527,241,000	91	1,392,366,000	86
Total	**$ 34,953,205,000**	**100**	**$ 34,453,228,000**	**95**

During the year ended December 31, 2011, a total of $9,088,000 ($13,697,000 – 2010) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "REVENUE From other sources—net."

NOTE R—VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 VIE Subsections and is considered a variable interest entity (VIE) if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity's activities that most significantly impact entity's economic performance; or do not have the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

A VIE is consolidated by the primary beneficiary, which is the party that has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2011, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold variable interests in VIE, which requires disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified two (two – 2010) investments in VIEs in which ADB is not the primary beneficiary, where ADB's investment is significant and 11 VIEs (seven – 2010) where ADB's investment is not significant. These non-consolidated VIEs are operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support. These VIEs are in the finance, telecommunication, and energy sectors.

ADB's involvement with these non-consolidated VIEs includes loans, guarantees and equity investments. Based on the most recent available data from these VIEs at December 31, 2011, the assets of these non-consolidated VIEs where ADB's investments are significant and insignificant totaled $484,507,000 and $1,310,632,000, respectively ($492,167,000 and $ 1,027,110,000, respectively – 2010).

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee.

	Significant		Non-significant	
	2011	2010	2011	2010
Carrying value of the ADB's Variable Interests				
Assets	$ 56,590,000	$ 90,660,000	$ 340,575,000	$ 208,774,000
Liabilities	–	10,000	8,125,000	9,860,000
Maximum Exposure to Loss in Nonconsolidated VIEs				
Loans	$ 56,384,000	$ 90,444,000	$ 248,081,000	$ 161,887,000
Equity Investments	206,000	206,000	84,369,000	37,026,000
Guarantees	–	1,565,000	157,945,000	184,638,000
Total	**$ 56,590,000**	**$ 92,215,000**	**$ 490,395,000**	**$ 383,551,000**

NOTE S—SEGMENT REPORTING

Based on an evaluation of OCR's operations, management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents OCR's loan, guarantee and equity investments outstanding balances and associated revenue, by geographic region, as of and for the years ended December 31, 2011 and 2010:

	2011		2010	
Country	**Outstanding Balance**	**Revenue**	**Outstanding Balance**	**Revenue**
People's Republic of China	$ 12,543,421,000	$ 215,674,000	$ 11,340,632,000	$ 187,788,000
Indonesia	10,044,028,000	168,538,000	10,358,102,000	186,224,000
India	10,721,780,000	82,133,000	9,606,121,000	104,772,000
Philippines	6,150,159,000	67,901,000	6,079,481,000	74,913,000
Pakistan	5,672,813,000	49,111,000	5,394,121,000	46,625,000
Others	7,592,869,000	125,994,000	6,241,711,000	149,904,000
Total	**$ 52,725,070,000**	**$ 709,351,000**	**$ 49,020,168,000**	**$ 750,226,000**

Revenue comprises income from loan charges, earnings from equity investments, and guarantee fees.

For the year ended December 31, 2011, sovereign loans to two countries (two – 2010) generated in excess of 10 percent of revenue; this amounted to $162,394,000 and $158,802,000 ($181,194,000 and $167,372,000 – 2010).

NOTE T—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after December 31, 2011 through March 14, 2012, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $5.9 billion in various currencies.


SEC Mail Processing
RECEIVED
APR 27 2012
Wash, D.C.
310
Section

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of one or more proposed
issues of notes and bonds of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 27, 2012

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of notes and bonds (the "Securities") of the Asian Development Bank (the "ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement or similar document, as contemplated by the enclosed Information Statement dated April 27, 2012 (the "Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain Securities from time to time with maturities and on terms determined by market conditions at the time of sale. The ADB may sell the Securities to dealers or underwriters who may resell them or the ADB may sell the Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See the Information Statement, page 9.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 27, 2012 attached hereto (also see Item 1. above).



INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: (i) Rahmhofstrasse 2, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; (ii) 8th Floor Kasumigaseki Bldg., 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and (iii) 900 17th Street NW, Suite 900, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1503, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/documents/series/financial-information-statements. Other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 27, 2012

Asian Development Bank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

(Page intentionally left blank)

TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "expects", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2011, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB's main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan (with 15.7% of total shares), the United States (15.7%), People's Republic of China (6.5%), India (6.4%), and Australia (5.8%). Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 64.6% of ADB's total subscribed capital and 58.6% of total voting power.

Equity: ADB's members have subscribed to $162,486.5 million of capital as of December 31, 2011, $8,151.0 million of which was for paid-in shares subscribed ($4,743.3 million of which was paid as of December 31, 2011) and the remainder of which is callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $11,875.8 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $58,257.3 million were denominated in 20 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus). ADB's gross outstanding borrowings as of December 31, 2011 were equivalent to 48.6% of such ceiling.

Net Income: Net income for 2011 was $609.5 million, as compared to net income of $625.8 million in 2010, representing an annualized return of 0.88% (1.00% in 2010) on its average earning assets. Operating income for 2011 was $586.6 million, as compared to $548.0 million in 2010, representing an annualized return of 0.85% (0.88% in 2010) on its average earning assets.

Loan Portfolio: ADB's ordinary operations loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations totaled $78,079.3 million. Of this total, 93.2% represented sovereign loans, that is, loans to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities), and 6.8% represented nonsovereign loans, that is, loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans

and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. The total loans in non-accrual status of $22.8 million as of December 31, 2011 represented 0.05% of the total outstanding ordinary capital resources loans. ADB's lending policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. At December 31, 2011, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio was equivalent to 29.2% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $27,471.1 million and $23,932.9 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $28,893.2 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB has required all swap transactions entered into after January 2004 to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

As of December 31, 2011, ADB had 67 members consisting of 48 regional members, including Japan, Australia, and New Zealand, providing 63.4% of its capital, and 19 nonregional members, comprising the United States, Canada and 17 European countries, providing 36.6% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2011, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 54.2% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2011 are set forth in *Appendix VIII* of the *Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources*), and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations*). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the Asian Development Bank Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 29 other offices, including 22 resident missions located in Afghanistan, Armenia, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, Georgia, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Turkmenistan, Uzbekistan, and Viet Nam; a country office in the

Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney, Australia, and Suva, Fiji; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington, D.C., U.S.A. As of December 31, 2011, ADB's staff totaled 2,958 from 59 of its 67 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities – Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP), referred to in this Information Statement as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to adopt hedge accounting, but reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, compliance with hedge accounting would have imposed undue constraints on future borrowings, loans, and hedge programs which likely would have detracted from ADB's efforts to effectively and efficiently minimize the funding costs for its developing member countries.

Effective January 1, 2008, ADB elected to fair value financial instruments selectively and opted to fair value borrowings with associated swaps in order to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits which are recorded at cost) at fair value.

Management Reporting

Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of ordinary capital resources operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include the effect of unrealized gains or losses of the portfolio. Unrealized gains or losses, although an important indicator of the portfolio performance, generally result from fluctuations in the fair value of swapped borrowings and derivatives. Since ADB does not trade these financial instruments actively, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under statutory reporting basis are expected to converge with the net realized income and expenses that ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of December 31, 2011 is presented in *Table 1*.

Table 1: Condensed Management Reporting Basis Balance Sheets as of December 31
(in thousands of U.S. dollars)

Item	2011 Statutory Reporting Basis	2011 Adjustments[a]	2011 Management Reporting Basis	2010 Management Reporting Basis
Due from banks	187,989	–	187,989	114,648
Investments and accrued income	21,625,785	–	21,625,785	18,370,852
Securities transferred under repurchase agreement	330,044	–	330,044	707,851
Securities purchased under resale arrangement	395,498	–	395,498	318,228
Loans outstanding and accrued interest	49,910,812	–	49,910,812	46,116,131
Allowance for loan losses and unamortized net loan origination costs	29,871	–	29,871	10,936
Equity investments	970,622	(76,907)	893,715	1,048,489
Receivable from swaps				
Borrowings	31,373,104	(4,559,486)	26,813,618	26,318,850
Others	6,220,207	(128,900)	6,091,307	1,581,208
Other assets	2,266,123	578,991	2,845,114	2,507,447
TOTAL	**113,310,055**	**(4,186,302)**	**109,123,753**	**97,094,640**
Borrowings and accrued interest	58,834,767	(941,826)	57,892,941	52,623,262
Payable for swaps				
Borrowings	27,465,365	(3,171,613)	24,293,752	22,786,794
Others	6,576,366	(279,230)	6,297,136	1,753,375
Payable for swap related collateral	1,942,954	–	1,942,954	1,588,350
Payable under securities repurchase agreement	330,820	–	330,820	714,490
Accounts payable and other liabilities	1,626,244	–	1,626,244	1,749,535
Total Liabilities	**96,776,516**	**(4,392,669)**	**92,383,847**	**81,215,806**
Paid-in capital	4,657,781	578,991	5,236,772	4,255,678
Net notional maintenance of value receivable	(595,806)	–	(595,806)	(419,186)
Ordinary reserve	10,459,995	(887)	10,459,108	10,032,097
Special reserve	245,948	–	245,948	230,226
Loan loss reserve	200,100	–	200,100	246,000
Surplus	1,131,756	–	1,131,756	1,131,756
Cumulative revaluation adjustments account	261,300	(261,300)	–	–
Net income[b]	593,735	(22,882)	570,853	536,710
Accumulated other comprehensive loss	(421,270)	(87,555)	(508,825)	(134,447)
Total Equity	**16,533,539**	**206,367**	**16,739,906**	**15,878,834**
TOTAL	**113,310,055**	**(4,186,302)**	**109,123,753**	**97,094,640**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects, ADB's share in unrealized gains or losses from equity investments accounted under the equity method, and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital.

[b] Net income after appropriation of guarantee fees to Special Reserve.

SELECTED FINANCIAL DATA

Table 2a presents selected financial data on two bases: statutory reporting basis and management reporting basis. Ratios under statutory and management reporting bases, except for return on equity (management reporting basis), were all lower than in 2010 because of the movement in the interest rate environment throughout the year, especially in the U.S. dollar market (see *Table 2b*). The increase in return on equity reflects the higher operating income as compared with 2010. A discussion of revenue and expenses is included in the *Overall Financial Results* section.

Table 2a: Selected Financial Data
For the Years Ended December 31
(in millions of U.S. dollars, except percentages)

Item	2011	2010	2009	2008	2007
Statutory Reporting Basis					
Revenue					
From Loans	649.6	680.5	959.8	1,358.0	1,442.3
From Investments	365.3	367.5	459.4	677.2	683.2
From Guarantees	15.7	11.3	9.2	6.9	5.1
From Equity Investments	44.0	58.4	24.5	3.7	58.9
From Other Sources	20.5	24.2	18.6	18.7	18.8
Total Revenue	**1,095.1**	**1,141.9**	**1,471.5**	**2,064.5**	**2,208.3**
Borrowings and Related Expenses	367.9	386.0	741.7	1,208.4	1,389.8
Administrative Expenses[a]	315.9	294.3	193.6	141.0	127.3
(Write-back on) Provision for Loan Losses	(7.4)	(44.7)	115.8	(3.5)	(0.6)
Other Expenses	5.0	3.5	5.1	14.7	3.3
Total Expenses	**681.4**	**639.1**	**1,056.2**	**1,360.6**	**1,519.8**
Net Realized Gains (Losses)	190.1	80.3	23.3	(28.1)	22.9
Net Unrealized Gains (Losses)	5.7	42.7	(466.2)	450.6	53.8
Net Income (Loss)	**609.5**	**625.8**	**(27.5)**	**1,126.3**	**765.2**
Average Earning Assets[b]	69,111.9	62,444.5	54,655.0	50,394.0	42,780.0
Annual Return on Average Earning Assets (%)	0.88	1.00	(0.05)	2.24	1.79
Return on Equity (%)	3.74	3.97	(0.18)	7.65	11.29
Return on Loans (%)	1.34	1.61	2.67	3.84	5.00
Return on Investments (%)	2.04	2.17	2.93	3.20	4.68
Cost of Borrowings (%)	1.13	2.06	2.91	4.11	4.32
Management Reporting Basis					
Operating Income[c]	586.6	548.0	420.1	699.8	711.4
Average Earning Assets[b]	69,098.6	62,555.4	54,828.0	50,443.0	42,757.0
Annual Return on Average Earning Assets[d] (%)	0.85	0.88	0.77	1.39	1.66
Return on Equity (%)	3.58	3.54	2.84	4.82	5.20
Return on Loans (%)	1.36	1.56	2.55	4.14	5.14
Return on Investments (%)	2.11	2.16	2.87	3.70	4.72
Cost of Borrowings (%)	0.69	0.81	1.83	3.29	4.68

( ) = negative.

[a] Net of administration expenses allocated to the Asian Development Fund and loan origination costs that are deferred.

[b] Composed of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees) and related swaps and equity investments.

[c] Starting September 2009, management reporting income is defined as the operating income. Operating income is defined as statutory net income before unrealized gains and/or losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains and/or losses from equity investment accounted under equity method.

[d] Represents operating income over average earning assets.

Table 2b: Selected U.S. Dollar Interest Rates
(In Percentages)

Item	2011	2010	2009	2008	2007
6 month U.S dollar LIBOR	0.81	0.46	0.43	1.75	4.60
2 Year U.S. Treasuries	0.24	0.60	1.14	0.77	3.06

LIBOR = London interbank offered rate, U.S. = United States.

OVERALL FINANCIAL RESULTS

Net Income

Table 3 presents ADB's overall financial results in 2011. Net income for the year was $609.5 million as compared with $625.8 million for 2010. The decrease in net income was mainly attributable to a $54.9 million decrease in net unrealized gains from changes in the fair value of financial instruments, which was partially offset by a $38.6 million increase in operating income.

Table 3: Overall Financial Results for the Years Ended December 31
(in millions of U.S. dollars)

Item	2011	2010	Change
Income from loans	**657.0**	**703.4**	**(46.4)**
Interest income	664.3	688.0	(23.7)
Write-back of loan losses	7.4	22.9	(15.5)
Others	(14.7)	(7.5)	(7.2)
Income from investments	**449.6**	**401.3**	**48.3**
Interest income	365.3	367.5	(2.2)
Realized gain	84.3	33.8	50.5
Income from equity investments	**146.8**	**71.5**	**75.3**
Profit on sale	122.7	55.7	67.0
Realized gain on proportionate share of income from EI accounted under the equity method	11.8	4.8	7.0
Impairment loss	(2.1)	(7.6)	5.5
Dividend income	14.1	17.8	(3.8)
Others	0.3	0.7	(0.4)
Other income/expenses—net	**11.5**	**50.7**	**(39.2)**
Borrowings and related expenses	**362.4**	**384.6**	**(22.2)**
Interest and other expenses	367.9	386.0	(18.1)
Realized gain	(5.5)	(1.4)	(4.1)
Administrative expenses—OCR	**315.9**	**294.3**	**21.6**
Operating Income	**586.6**	**548.0**	**38.6**
Net unrealized gains	**5.7**	**42.7**	**(37.1)**
Net unrealized gains on proportionate share of income from EI accounted under the equity method	**17.2**	**35.0**	**(17.8)**
Net income	**609.5**	**625.8**	**(16.3)**

EI = equity investments, OCR = ordinary capital resources.
Note: Figures may not add up due to rounding.

Operating Income

Operating income[1] for 2011 was $586.6 million, as compared with $548.0 million for 2010. The increase in operating income was predominantly due to the following:

- a $48.3 million increase in overall investment income, mainly because of a $50.5 million increase in realized gains from the sale of investments. This was offset by a $2.2 million decrease in interest income as compared with the same period in 2010;

- a $75.3 million increase in income from equity investments, mainly because of a $67.0 million increase in profit on the divestment of shares from publicly traded companies and a $8.3 million net increase in other income; and

- a $22.2 million decrease in overall borrowings and related expenses, resulting mainly from a decline in the cost of borrowings and realized gains from buyback activities.

These were partially offset by the following:

- a $46.4 million decrease in overall loan income primarily because of a $23.7 million decrease in interest income and a $15.5 million decrease in the write-back of provision for nonsovereign loans;

- a $21.6 million increase in administrative expenses, because of the planned increase in administrative expenses in 2011, which was partially offset by an increase in estimated deferred loan origination costs, mainly resulting from accounting adjustments made in 2010; and

- a $39.2 million decrease in other income and expenses, mainly attributable to a $21.7 million write-back of contingent losses on nonsovereign guarantee obligations in 2010 and a $16.8 million increase in impairment losses on debt securities from nonsovereign operations.

Net Unrealized Gains and Losses

During 2011, ADB posted net unrealized gains of $5.7 million, as compared to net unrealized gains of $42.7 million in 2010. The net unrealized gains in 2011 primarily consisted of fair value adjustments on ADB's swapped borrowings and its derivatives. These resulted from the downward shift of the yield curves of some of the major currencies and the tightening of ADB's credit spreads.

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[1] Operating income is defined as statutory net income before unrealized gains (losses) due to changes in the fair value of borrowings and derivatives, and ADB's proportionate share of unrealized gains (losses) from equity investments accounted under the equity method.

ADB'S STRATEGIC FRAMEWORK

Long-Term Strategy

On April 7, 2008, ADB adopted a long-term strategic framework for the 2008 to 2020 period. Known as Strategy 2020, the framework is based on a thorough examination of the region's challenges, a comprehensive review of ADB's past and ongoing operations, and extensive stakeholder consultations. Strategy 2020 reaffirms both ADB's vision of an Asia and Pacific region free of poverty and ADB's mission to help developing member countries reduce poverty and improve living conditions and quality of life. It also lays out clear directions for planning ADB's operations and its organization and business processes to 2020.

To achieve its mission, ADB will focus on three strategic areas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB operations will emphasize five key drivers of change: private sector development and operations, good governance and capacity development, gender equity, knowledge solutions, and partnerships.

Enhancing ADB's Financing Instruments

On April 12, 2011, the Board of Directors approved, for a 3-year implementation on a pilot basis from 2011 to 2013, a project design facility that will provide loan advances to fund design and project preparation activities. Its aim is to fund detailed design activities and feasibility studies (if needed) before a project is approved.

Review of ADB's Policy-Based Lending

The Board of Directors approved reforms to ADB's policy-based lending (PBL) on July 14, 2011. The PBL reforms comprise two main elements: (1) mainstreaming medium-term programmatic budget support and (2) enhancing ADB's short-term crisis response capacity.

The medium-term programmatic budget support incorporates the latest best practices in general budget support by international financial institutions (and development partners) aligned with structural reforms in developing countries. The refined PBL policy emphasizes the importance of country ownership and flexibility in design and implementation of reforms in a number of the Strategy 2020 priority areas – including finance and private sector development, governance, and institutional development.

The Board of Directors also approved the mainstreaming of ADB's countercyclical support facility established at the time of the global economic crisis in 2009, to provide budget support to developing member countries' fiscal stimulus packages. The PBL reforms also enhanced flexibility in setting the term of loans granted under the countercyclical support facility and authorized the granting of special PBL for balance-of-payments support. The PBL reforms took effect on October 14, 2011.

Mainstreaming of Nonsovereign Public Sector Financing Facility

The nonsovereign public sector financing facility enables ADB to provide financial assistance to public sector borrowers without a central government guarantee. This instrument

was introduced in 2005 for a pilot phase. The Board of Directors mainstreamed this facility in September 2011. Eligible public sector entities include subnational governments (including municipalities) and their companies, as well as state-owned enterprises.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB's assistance.

Ordinary Capital Resources Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's vision is an Asia and Pacific region free of poverty and its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB aims to make substantive contributions toward its vision by focusing its support on three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB positions itself as a partner and agent for change by promoting private sector development, good governance, gender equity, knowledge solutions and partnerships.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Policy-based Lending

ADB's policy-based lending is designed to help developing member countries improve growth prospects and achieve economic efficiency through appropriate policy and institutional reforms over the medium- to long-term. Stand-alone policy-based lending provides budget support and is typically packaged as a multitranche loan to support structural reforms in a particular sector. The programmatic approach is ADB's primary mode of policy-based lending; it provides support in conjunction with structural reforms implemented over a medium-term time frame. Programmatic budget support typically finances a series of subprograms, each of which should be designed as a fully front-loaded single-tranche intervention. The ADB's special policy-based lending (SPBL) facility consists of short-term, large, and quick disbursing loans used for emergency balance-of-payment support and focuses on actions to reduce the severity of a payment crisis. ADB's Countercyclical Support Facility (CSF) provides budget support to facilitate a developing member countries' fiscal stimulus at a time of the economic crisis.

ADB's total annual stand-alone policy-based loans, subprogram loans under the programmatic approach, policy-based component of sector development programs, and policy-based guarantees may not exceed 20% of its total public sector lending on a 3-year moving average basis under normal circumstances. SPBL and the CSF loans do not count towards the ceiling on policy-based lending.

Nonsovereign Operations

ADB's nonsovereign operations are integral to the objectives of Strategy 2020, which include a target of 50% of ADB's operations by 2020 in support of private sector development and private sector operations. ADB focuses on nonsovereign projects with significant development impact as well as on initiatives that stimulate the private sector and lead to accelerated, sustainable, and inclusive growth.

In support of these objectives, ADB assumes greater, but thoroughly assessed, risks and acts as a catalyst for investments that the private sector would not normally make. It helps developing member countries attract direct private sector investments that support inclusive growth and improve the environment. To do so, ADB's tools include direct financing, credit enhancements, risk mitigation guarantees, and innovative new financial instruments.

In its nonsovereign operations, ADB directly assists developing member countries through projects with development impact that may have limited access to capital. ADB participates in projects through nonsovereign loans (direct loans to private and/or public sector entities, including state-owned enterprises, without sovereign counterguarantees); equity investments; and credit enhancement products (including guarantees and syndications,[2] where ADB arranges a complete financing package for a project and thus encourages local and international commercial banks to participate).

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[2] Syndications include B-loans, unfunded risk participations, guarantor-of-record structures, and risk distributions. A B-loan is a loan made by ADB but funded by eligible third-party commercial financiers where ADB itself is also lending to the transaction. An unfunded risk participation enables ADB to transfer risk and to share any associated recovery rights with respect to a loan provided by ADB with one or more syndicate members. Guarantor-of-record structures allow ADB to issue a guarantee for the entire amount of the coverage requested but retains only a portion of the exposure for its own account while the remaining exposure is underwritten by insurance providers. Risk distributions enable ADB to transfer risk and to share any associated recovery rights with respect to a guarantee provided by ADB with one or more syndicate members. Syndications complement a direct loan funded by ADB.

ADB's nonsovereign operations focus on two of the core areas of operations identified in Strategy 2020: infrastructure (with particular emphasis on energy) and finance. Strategic interventions through public–private partnerships focus on renewable energy and other infrastructure sectors. ADB infrastructure financing is available only for commercially viable projects that are structured or capable of being structured as public-private partnerships.

Newly approved financial assistance in 2011 reached $2.3 billion. Since its first private sector investment in 1983, ADB has approved 267 nonsovereign projects for total assistance amounting to $14.5 billion, including equity investments, direct loans and B-loans, and guarantees. At the end of 2011, nonsovereign projects in 21 developing member countries were under administration.

ADB's participation is meant to catalyze or bring about financing from other sources – both local and foreign – and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks and other development institutions and financing partners. This may be through parallel financing, separate from the ADB financing package, or through syndication arrangements in which ADB acts as lender of record and commercial banks take a participation in the ADB loan. Alternatively, ADB may provide guarantees or act as a guarantor of record to commercial financial institutions.

Generally, the nonsovereign exposure to any one obligor or project may not exceed:

(i) for loans or credit guarantees that are not guaranteed by eligible counterparties, the lesser of $250 million and an amount equal to:

a) 25% of the total project cost, in the case of a limited recourse project financing;

b) 25% of the total assets, including the amount to be financed, in the case of a corporate loan; or

c) 50% of tangible net worth, in the case of a loan to a bank;

(ii) for loans or credit guarantees that are comprehensively guaranteed by eligible counterparties, the lesser of $400 million and an amount equal to 70% of the total project cost, in the case of a limited recourse project financing or, the total assets of the borrower, in the case of a corporate loan;

(iii) for political risk guarantees, the lesser of $400 million and an amount equal to 40% of the total project cost, in the case of a limited recourse project financing, or the total assets of the borrower, in the case of another type of financing; and

(iv) for equity investments, the lesser of $75 million and an amount equal to:

a) 25% of the net worth of the investee (inclusive of ADB's investment), when investing in a project, financial institution or corporate entity; or

b) 25% of committed amounts, when investing in a private equity fund.

When ADB provides more than one form of financing to an obligor or project, nonsovereign operations exposure to the obligor or project may not exceed $400 million, provided however that:

(i) the aggregate amount of loans, credit guarantees and equity investments may not exceed $250 million and further, that the amount invested as equity may not exceed $75 million; or

(ii) the aggregate amount of loans, credit guarantees and equity investments further may not exceed:

a) 25% of total project costs, when investing in a project;

b) 25% of total assets, when investing in a corporation; or

c) 35% of tangible net worth, when investing in a bank.

Technical Assistance

ADB provides technical assistance in (i) identifying, formulating, and implementing development projects; (ii) formulating and coordinating development strategies, plans, and programs; (iii) improving institutional capabilities; and (iv) undertaking sector-, policy-, and issues-oriented studies in its developing member countries, subregions, and the region. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Since 2005, ADB has also provided technical assistance for private sector development.

In April 2001, the Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources.

Ordinary Operations

ADB's lending limitation policy approved in December 2008 limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. As of December 31, 2011, the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantees was $50,934.5 million ($47,077.7 million in 2010), compared with a maximum lending ceiling on such date of $174,266.4 million ($155,688.5 million in 2010).

Loans

From its establishment through December 31, 2011, ADB had approved loans, net of terminations and reductions, aggregating $136,999.5 million in its ordinary operations. At December 31, 2011, the total amount of ADB's loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations was $78,079.3 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 83.9%

of the aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People's Republic of China (23.5%), India (22.4%), Indonesia (14.1%), Pakistan (10.0%), Philippines (7.5%), and Viet Nam (6.4%).

In 2011, 75 ordinary operations loans totaling $10,650.6 million were approved, as compared with 66 ordinary operations loans totaling $9,231.7 million[3] in 2010. Of the 2011 approved loans, $9,050.6 million were sovereign loans and $1,600.0 million were nonsovereign loans, as compared with $8,197.0 million and $1,034.7 million, respectively, in 2010. Of the total approved ordinary operations loans in 2011, 40% were to the People's Republic of China and India.

During 2011, loan disbursements totaled $6,336.7 million, which represented an increase of 6.6% from the $5,944.4 million disbursed in 2010. Regular principal repayments in 2011 were $2,674.8 million ($2,310.8 million in 2010), while prepayments amounted to $104.7 million ($33.5 million in 2010). In 2011, five loans were fully prepaid for $67.9 million and two loans were partially prepaid for $36.8 million. As of December 31, 2011, loans outstanding after allowance for loan losses and net unamortized loan origination costs totaled $49,759.3 million ($45,943.8 million in 2010) of which $47,052.7 million were sovereign loans and $2,706.6 million were nonsovereign loans.

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2011 is set forth in *Appendix VI* of the *Financial Statements.* A breakdown by sector of the ordinary operations loans approved by ADB since its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2011 is shown in *Table 4.*

Table 4: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2011

	Total Approved Loans		Total Outstanding Effective Loans [a]	
Sector	**$ million**	**%**	**$ million**	**%**
Transport and ICT	37,475.7	27.4	21,701.0	31.8
Energy	32,612.5	23.8	13,438.6	19.7
Finance	17,728.9	12.9	5,028.1[b]	7.4
Public Sector Management	12,311.7	9.0	9,712.2	14.2
Water Supply and Other Municipal Infrastructure and Services	10,921.6	8.0	5,712.4	8.4
Agriculture and Natural Resources	9,496.8	6.9	3,767.6	5.5
Multi-Sector	8,368.8	6.1	6,444.8	9.4
Industry and Trade	3,072.6	2.2	606.3	0.9
Education	2,961.7	2.2	1,050.3	1.5
Health and Social Protection	2,049.2	1.5	743.9	1.1
Total	136,999.5	100.0	68,205.4	100.0

[a] Includes outstanding loans and undisbursed effective loans.
[b] Includes a $45 million loan for the Trade Finance Program approved in 2003.
Note: Figures may not add up due to rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs they finance. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2011 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $319,445.0 million,

[3] Net of one nonsovereign loan cancellation amounting to $18.0 million.

of which approximately 42.9% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements. In 2011, $2,307.5 million from official sources was mobilized in loan cofinancings for 14 loan projects, $107.0 million of which is administered by ADB and $2,200.5 million of which is administered under collaborative arrangements.

ADB offers a multitranche financing facility (MFF), a debt financing facility that allows ADB to deliver financial resources for a specific program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, or any combination of these instruments based on periodic financing requests submitted by the borrower. In 2011, 12 MFFs totaling $4.8 billion (12 MFFs totaling $3.9 billion in 2010) were approved under ordinary capital resources. Periodic financing requests under MFFs amounting to $3.7 billion were approved in 2011 ($3.1 billion in 2010).

ADB provides lending without a sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. Three loans to state-owned enterprises without sovereign guarantees totaling $600.0 million were approved in 2011 (nil in 2010).

In June 2009, the Board of Directors approved the establishment of the CSF to provide up to $3.0 billion equivalent in financing in response to the global economic crisis that spread to the region. The CSF was available in 2009 to 2010 and was aimed at providing support to the countercyclical development expenditure/policy program of developing member countries. Five sovereign loans totaling $2.5 billion were outstanding as of December 31, 2011. The loans approved under the CSF carry a lending spread of 2% over 6-month LIBOR. Rebates and surcharges also apply to the CSF. In 2011, a total of $4.5 million of surcharges were collected on loans under the CSF ($4.1 million in 2010).

In April 2011, ADB established the project design facility on a pilot basis to support project preparation, particularly detailed engineering designs, through project design loans. Loans approved under the facility will, as appropriate, bear interest rates similar to ordinary capital resources or Asian Development Fund loans. Payment of interest is deferred until the project design loans are refinanced out of the proceeds of project loans or other repayment terms take effect. As of December 31, 2011, no project design loans had yet been approved under the facility.

Sovereign and Nonsovereign Loans

The majority of ADB's ordinary operation loans (93.2%) have been made to the public sector (member countries and with the guarantee of the concerned member, government agencies or other public entities). The rest have been made to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and the portfolio position of sovereign and nonsovereign loans is shown in *Table 5*.

Table 5: Lending Status at December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2011	2010	2011	2010
Cumulative Approvals [a]	129,420	120,369	7,579	5,997
Cumulative Effective Loans [b]	106,029	97,608	5,129	4,564
Cumulative Repayments [c]	42,260	40,003	1,844	1,553
Outstanding	46,972	43,567	2,757	2,366
Undisbursed [d]	25,789	22,902	2,561	1,675
Total Loans	72,761	66,469	5,318	4,041

[a] Net of loan terminations and reductions.

[b] Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied net of cancellations. Includes revolved amount under the TFP facility.

[c] At historical U.S. dollar equivalents.

[d] Includes not yet effective loans.

Note: Figures may not add up due to rounding.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. During 2011, no loan loss provisions were made against outstanding sovereign loans (write-back of $2.7 million on one loan in 2010). There was no accumulated loan loss provision for sovereign loans as of December 31, 2011 (nil in 2010).

Loan loss provisions for nonsovereign loans totaling $5.7 million were charged against income during 2011 ($40.4 million in 2010) mainly due to the recognition of collective loan loss provisions for the probable impairment of the credit exposure on the outstanding loans that are evaluated but are not individually considered impaired (see *Appendix IX* of the *Financial Statements, Notes E* and *M*).

In conjunction with its income planning framework, in 2004 ADB established a loan loss reserve for its sovereign loans and guarantee portfolios, which is presented under "Capital and Reserves" in the balance sheet. In December 2006, the Board of Directors approved the application of this policy to nonsovereign credit exposures. As of December 31, 2011, the loan loss reserve amounted to $200.1 million, as compared to $246.0 million as of December 31, 2010 (see *Appendix IX* of the *Financial Statements, Note L*).

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the local currency loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window, the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window was introduced in July 2001 in response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL product gives borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers have the following repayment options: annuity type,

straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

The Board of Directors approved the introduction of the LCL window in August 2005. The LCL window is available to both private sector and public sector entities. ADB aims to reduce currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2011 and December 31, 2010 is presented in *Table 6.*

Table 6: Loan Portfolio by Loan Products
as of December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2011	**2010**	**2011**	**2010**
LIBOR-based Loans				
Outstanding	36,828	32,388	1,965[a]	1,654[a]
Undisbursed	25,789	22,752	2,007[a]	942[a]
Market-based Loans				
Outstanding	375	414	49	60
Undisbursed	—	—	—	—
Pool-based Single Currency (JPY) Loans				
Outstanding	1,971	2,392	—	—
Undisbursed	—	—	—	—
Pool-based Single Currency (U.S.$) Loans				
Outstanding	5,138	5,857	—	—
Undisbursed	—	—	—	—
Countercyclical Support Facility (CSF)				
Outstanding	2,500	2,500	—	—
Undisbursed	—	—	—	—
Local Currency Loans				
Outstanding	150	—	733	647
Undisbursed	—	151	553	726
Others				
Outstanding	12	16	10	5
Undisbursed	—	—	1	7
Total				
Outstanding	46,972	43,567	2,757	2,366
Undisbursed[b]	25,789	22,902	2,561	1,675

— = Nil.

[a] Includes lending without sovereign guarantee to state-owned enterprises.

[b] Undisbursed balances include undisbursed effective loans and loans approved but not yet effective.

Note: Figures may not add up due to rounding.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers loans denominated in euros, yen or U.S. dollars. Since November 2006, ADB has been authorized to offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The lending rate is the cost base rate plus a contractual spread that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months.

For sovereign loans negotiated before October 1, 2007, the lending spread is 0.60%. In December 2011, the Board of Directors approved, for borrowers of such loans that do not have arrears with ADB, the continuation of the waiver of 20 basis points off the lending spread for all interest periods commencing from January 1, 2012 up to and including December 31, 2012.

In December 2007, the Board of Directors approved an effective contractual spread of 0.20% for all sovereign loans negotiated from October 1, 2007. This effective contractual spread applies to sovereign loans negotiated up to and including June 30, 2010. No waiver mechanism applies for such loans.

In April 2010, the Board of Directors approved an effective contractual spread of 0.30% for all sovereign loans negotiated from July 1, 2010 up to and including June 30, 2011, and an effective contractual spread of 0.40% for all sovereign loans negotiated on or after July 1, 2011. No waiver mechanism applies for such loans.

In December 2011, the Board approved the introduction of the following maturity premiums for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and all local currency loans with sovereign guarantees for which, in each case, formal loan negotiations are completed on or after April 1, 2012: (i) 0.10% per annum on loans with an average loan maturity of greater than 13 years and up to 16 years, and (ii) 0.20% per annum on loans with an average loan maturity of greater than 16 years and up to 19 years. ADB also introduced a limit on the average loan maturity for new sovereign and sovereign-guaranteed loans of 19 years. The average loan maturity is derived on the basis of the weighted average time to repay the loan.

The lending spread for nonsovereign loans reflects, among other considerations, the credit risk of the specific project and borrower and is determined on a case-by-case basis by the Investment Committee.

A commitment fee is levied on the undisbursed balance of effective sovereign loans, commencing 60 days after the date of the loan agreement. For project loans signed or negotiated on or before January 1, 2007, the commitment fee is 0.75% per annum and accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter. For project loans negotiated after January 1, 2007 and before October 1, 2007, a single-rate commitment fee of 0.35% per annum applies. For policy-based loans negotiated during the same period, the commitment fee is 0.75% per annum.

In December 2011, the Board of Directors approved for borrowers of sovereign loans that do not have arrears with ADB a waiver of (i) 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007 and before October 1, 2007 and (ii) 0.50% per annum of the commitment fee for all policy-based loans negotiated before October 1, 2007. The waiver of the commitment fee will be applicable with respect to all interest periods commencing from January 1, 2012 up to and including December 31, 2012.

In December 2007, the Board of Directors approved the reduction of the commitment charge from 0.35% per annum for project loans and from 0.75% per annum for policy-based loans to 0.15% per annum for both project and policy-based loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan.

ADB also charges a market-based front-end fee on nonsovereign loans to cover the administrative costs incurred in loan origination. Front-end fees are typically in the range of 1.0% to 1.5% depending on the transaction. ADB has not charged front-end fees for sovereign loans since 2004.

Rebates and surcharges are standard features of sovereign LBLs. To maintain the principle of cost pass-through pricing policy, ADB may recover from or return to its sovereign borrowers the difference between its actual funding costs and LIBOR through a surcharge or rebate. ADB's funding cost margins are reset on January 1 and July 1 every year and are based on the actual average funding cost margin above or below LIBOR in the applicable currency for the preceding 6 months. The rebates or surcharges are passed on to the borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned an actual sub-LIBOR funding cost margin of $81.5 million to its LBL sovereign borrowers in 2011 ($85.4 million in 2010) based on the rebate rates.

Table 7: Funding Cost Margin
(% per annum)

	LIBOR-based Loans	
	U.S. dollar	yen
January 1, 2011	(0.23)	(0.27)
July 1, 2011	(0.21)	(0.27)

( ) = Negative.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of the funding transaction it undertakes to finance the specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark. All LCLs initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate is based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles to those applied to ADB's LBL product. The effective contractual spread of 0.30% approved by the Board of Directors on April 12, 2010 for sovereign LBLs negotiated from July 1, 2010 up to and including June 30, 2011 also applies to LCLs negotiated from July 1, 2010 up to and including June 30, 2011 that are guaranteed by sovereigns, and the effective contractual spread of 0.40% for all sovereign LBLs negotiated on or after July 1, 2011 also applies to LCLs negotiated on or after July 1, 2011 that are guaranteed by sovereigns. For non-guaranteed LCLs, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk for each specific loan, among other factors, must be considered.

Front-end fees and commitment charges are handled similarly to the LBL product. All LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns will not be charged front-end fees, and commitment charges for undisbursed amounts on such loans will accrue at 0.15% per annum. For non-guaranteed loans, the front-end fee will vary from case to case, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance of a LCL during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed LCLs that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing. The approved simplification mechanism for rebates and surcharges for LBLs in November 2006 is also applicable to LCLs.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL yen and PSCL U.S. dollar are determined on the basis of ADB's average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to sovereign LBLs negotiated before October 1, 2007. ADB's pool-based variable lending rates for the years 2011 and 2010 are shown in *Table 8*.

Table 8: Pool-based Lending Rates[a]
(% per annum)

	2011	2010	PSCLs
January 1	1.53	1.62	yen
	4.11	4.14	U.S. dollar
July 1	1.53	1.62	yen
	4.19	3.83	U.S. dollar

[a] Lending rates are set on January 1 and July 1 every year, and are valid for 6 months and are represented net of 20 basis points lending spread waiver.

In November 2006, the Board of Directors approved an option for all PSCL borrowers to convert their outstanding loan balances under PSCLs to LBLs at prevailing market rates at the time of conversion.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of 6-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.50% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

The Board of Directors approved in November 2006 the introduction of debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. In offering debt management products for third-party liabilities, ADB is able to contribute to the economic development of its developing member countries by allowing members or guaranteed entities to improve debt management, thereby potentially reducing economic volatility, reducing borrowing costs, improving access to capital markets, and freeing up scarce financial resources for economic development.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformation of a local currency liability into a foreign currency liability is not offered.

Equity Investments

ADB provides assistance in the form of equity investments, in addition to loans without government guarantees, and other financing schemes. The Charter allows the use of ordinary capital resources for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital actually paid up together with reserves and surplus, excluding special reserves. The total equity investment portfolio – for both outstanding and undisbursed approved equity investments – amounted to $1,240.1 million at December 31, 2011 ($1,186.7 million at December 31, 2010). This represented about 79% of the ceiling defined by the Charter.

In 2011, six equity investments totaling $239.0 million were approved, as compared with seven equity investments totaling $235.0 million[4] in 2010. In 2011, ADB disbursed a total of $76.7 million in equity investments, a 60.2% decrease from $192.6 million disbursed in 2010, and received a total amount of $207.4 million from capital distributions and divestments, whether in full or in part, from 38 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies concerned.

For additional information on Equity Investments, see *Appendix IX* of the *Financial Statements, Note G.*

Guarantees

To catalyze capital flows into and within its developing member countries for eligible projects, ADB extends guarantees for eligible projects which enable financing partners to transfer certain risks that they cannot easily absorb or manage on their own to ADB. ADB's guarantees support infrastructure projects, financial institutions, capital market investors and trade financiers, and cover a wide variety of debt instruments. Guarantees may provide either comprehensive (financial risk) or limited coverage, including political risk.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. Guarantee tenors are based on the requirements of the underlying project and are callable when a guaranteed event has occurred. Guarantee fees vary depending on whether ADB benefits from a sovereign counterindemnity or not. Guarantees with a sovereign counterindemnity are priced equivalent to ADB's sovereign lending spread; without a sovereign counterindemnity, they are market priced. If a counterindemnity is partial (that is, it covers only selected risks, amounts, or periods), the final price blends the price applicable for the respective parts. ADB may charge or pay administrative and other fees that are specific to the processing and implementation of a credit enhancement product, consistent with industry practice.

Guarantees can cover many forms of debt instruments, including but not limited to (i) senior, subordinated, mezzanine and convertible debt; (ii) project or limited recourse financing; (iii) tier 2 capital raised by banks; (iv) shareholder loans; (v) capital market debt instruments; (vi) performance, bid, advance payment and other payment bonds; (vii) letters of credit, promissory notes, bills of exchange or other forms of trade finance instruments; and (viii) other forms of scheduled or contingent liability that constitute debt. Equity instruments are ineligible for guarantee coverage.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with ASC 460, *Guarantees,* ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix IX* of the *Financial Statements, Note F.*

ADB offers two primary guarantee products – a political risk guarantee and a credit guarantee – both designed to mitigate the risk exposure of financing partners.

[4] Net of one equity investment cancellation amounting to $8.0 million.

Political risk guarantee: ADB's political risk guarantee is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, breach of contract, and other events arising from political causes. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations.

Credit guarantee: The credit guarantee (CG) of ADB is designed to cover all events of nonpayment of the guaranteed obligation. It can cover up to 100% of the principal and/or interest owed under a debt instrument. CG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. CGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions.

In 2011, ADB approved four new guarantees amounting to $416.6 million (three guarantees amounting to $700.0 million[5] in 2010).

ADB's exposure on guarantees as of December 31, 2011 and December 31, 2010 is shown in *Table 9.*

Table 9: Outstanding Guarantee Exposure
as of December 31
(in millions of U.S. dollars)

	2011 Outstanding Amount	2010 Outstanding Amount
Credit Guarantees	1,889	1,836
Political Risk Guarantees	106	132
Others	-	1
Total	1,995	1,969

Trade Finance Program: ADB's Trade Finance Program, which started operations in 2004, consists of three products: (i) a credit guarantee facility, under which ADB issues guarantees to participating international and regional banks to guarantee payment obligations issued by approved developing member countries and/or local banks in selected developing member countries; (ii) a revolving credit facility, under which ADB provides trade-related loans to developing member countries' banks in support of companies' export and import activities; and (iii) a risk participation agreement, under which ADB shares risk with international banks to support and expand trade in challenging and frontier markets. The credit guarantee and risk participation agreement are unfunded products while the revolving credit facility is funded.

As of December 31, 2011, outstanding Trade Finance Program loans amounted to $8.8 million (nil in 2010) and guarantees amounted to $579.2 million ($567.1 million in 2010).

[5] Net of one sovereign guarantee cancellation amounting to $232.3 million and one nonsovereign guarantee cancellation amounting to $50.0 million.

Syndications

Syndications enable ADB to mobilize cofinancing by transferring some or all of the risks associated with its loans and guarantees to other financing partners.[6] Thus, syndications decrease and diversify the risk profile of ADB's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. In 2011, ADB provided $200.0 million for two projects through B-loans[7] syndications ($320.0 million for three projects in 2010).

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

In April 2009, the Board of Governors adopted Resolution No. 336 which provides for a fifth general capital increase (GCI V) in ADB's authorized capital stock and subscriptions of an additional 7,092,622 shares by ADB's members. As of December 31, 2011, ADB had received subscriptions from 66 of 67 members totaling $108.0 billion, representing about 99.2% of the shares authorized under GCI V. Following the remaining member's advice that it will no longer subscribe to the allocated shares, the Board of Directors approved the conclusion of the GCI V subscription in January 2012.

The total authorized capital of ADB was 10,638,933 shares valued at $163.3 billion as of December 31, 2011. Subscribed capital as of December 31, 2011 was 10,583,580 shares valued at $162.5 billion. Of the subscribed capital, $8.2 billion was for paid-in shares ($4.7 billion of which was paid as of December 31, 2011) and $154.3 billion was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix IX* of the *Financial Statements, Note K*).

Equity

Total shareholders' equity increased from $15,878.5 million as of December 31, 2010 to $16,533.5 million as of December 31, 2011. This was primarily because of (i) the net effect of the change in the value of the Special Drawing Right (SDR) on capital and reserves of $32.6 million, (ii) a $541.0 million increase in paid-in capital from installment payments received in respect of GCI V, and (iii) net income for the year of $609.5 million before the

[6] Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.

[7] A B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions' taking funded risk participations within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB.

appropriation to the special reserve of $15.7 million of guarantee fees. The increases were offset mainly by a net other comprehensive loss of $367.9 million and allocations to Special Funds totaling $160 million ($120 million to the Asian Development Fund and $40 million to the Technical Assistance Special Fund).

Paid-in Capital

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $3.3 million was restricted as of December 31, 2011 (see *Appendix IX* of the *Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2011, a total of $73.1 million (1.4% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2011, 23 ADB members holding 64.6% of the total subscribed capital of ADB and 58.6% of the total voting power were also members of the OECD. Presented in *Table 10* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 183.5% of ADB's outstanding borrowings after swaps at December 31, 2011.

Table 10: Capital Subscription of OECD Members as of December 31, 2011
(in millions of U.S. dollars)

	Subscribed Capital	Callable Capital
Japan	25,434	24,162
United States	25,427	24,155
Australia	9,430	8,958
Canada	8,525	8,098
Republic of Korea	8,210	7,799
Germany	7,050	6,697
France	3,793	3,604
United Kingdom	3,328	3,162
Italy	2,945	2,798
New Zealand	2,503	2,378
Netherlands	1,672	1,588
Switzerland	951	904
Austria	555	527
Belgium	555	527
Denmark	555	527
Finland	555	527
Ireland	555	527
Luxembourg	555	527
Norway	555	527
Spain	555	527
Sweden	555	527
Turkey	555	527
Portugal	185	172
Total	104,997	99,742

Note: Figures may not add up due to rounding.

The capital subscription of all ADB members is shown in *Appendix VIII* of the *Financial Statements.*

ADB's capital stock and reserves as of December 31, 2011 are shown in *Table 11.* Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix IX* of the *Financial Statements, Notes B* and *K.*

Table 11: Ordinary Capital Stock and Reserves
(in millions of U.S. dollars)

	December 31, 2011
Subscribed	162,487
Less: Callable capital subscribed	154,336
Paid-in capital subscribed	8,151
Less: Other adjustments [a]	2,914
	5,236
Less: nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital and net notional amounts required to maintain value of currency holdings; plus Reserves, Surplus, Accumulated Net Income and Other Comprehensive Loss [b]	11,297
Total Paid In Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Loss	16,534

[a] Comprises $85 million of capital transferred to the Asian Development Fund and discount and $2,829 million of paid-in capital subscription installments not yet due (see *Appendix IX* of the *Financial Statements, Note K*).

[b] For a description of reserves, see *Appendix IX* of the *Financial Statements, Note L.*

Note: Figures may not add up due to rounding.

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

ADB's borrowing policy approved in December 2008 limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on such policy, the sum of such capital and reserves as of December 31, 2011 was $112,680.8 million ($93,524.8 million in 2010). The aggregate of ADB's gross outstanding borrowings of $54,799.9 million as of December 31, 2011 ($48,612.9 million as of December 31, 2010) was equivalent to 48.6% (52.0% in 2010) of such ceiling.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Canada; People's Republic of China; Germany; Hong Kong, China; India; Italy; Japan; Republic of Korea; Kuwait; Luxembourg; Malaysia; Netherlands; New Zealand; Philippines; Saudi Arabia; Singapore; Switzerland; Taipei,China; Thailand; the United Arab Emirates; the United Kingdom; and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $8 billion Euro-commercial Paper Programme to afford greater flexibility in the timing of its long-term borrowings. A summary of ADB's outstanding borrowings as of December 31, 2011 is set forth in *Appendix VII* of the *Financial Statements.*

ADB's primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2011, ADB continued its strategy of issuing liquid benchmark bonds to maintain its strong presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels.

In 2011, ADB completed 68 borrowing transactions, raising about $14.0 billion in long- and medium-term funds ($14.9 billion in 2010). The new borrowings were raised in nine currencies: Australian dollar, Brazilian real, Mexican peso, New Zealand dollar, Norwegian krone, pound sterling, South African rand, Turkish lira, and U.S. dollar. Of the 2011 borrowings,

$10.6 billion was raised through 16 public offerings, including three global benchmark bond issues denominated in U.S. dollars totaling $5.5 billion. The remaining $3.4 billion were raised through 52 private placements. The average maturity of these borrowings was 4.6 years (4.9 years in 2010). All of the 2011 borrowings were converted into U.S. dollar floating-rate liabilities. Aside from the medium- and long-term borrowings, ADB also raised $620.6 million in short-term funds under its Euro-commercial Paper Programme to enhance its presence in the market and to meet temporary cash needs. As of end of 2011, only $437.6 million of Euro-commercial paper borrowings were outstanding. *Table 12* shows details of 2011 borrowings as compared with borrowings in 2010.

Table 12: Borrowings
(in millions of U.S. dollars, unless otherwise specified)

	2011	2010
Medium- and Long-Term Borrowings		
Total Principal Amount	14,009	14,940
Average Maturity to First Call (years)	4.6	4.9
Average Final Maturity (years)	6.8	6.1
Number of Transactions		
Public Offerings	16	20
Private Placements	52	72
Number of Currencies (before swaps)		
Public Offerings	6	6
Private Placements	7	7
Short-Term Borrowings [a]		
Total Principal Amount [b]	621	30
Number of Transactions	8	1
Number of Currencies	2	1

[a] All euro-commercial papers.

[b] At year-end, the outstanding principal amount was $437.6 million in 2011 and nil in 2010.

In May 2011, ADB launched its first NKr1.25 billion ($227 million equivalent) public bond offering; in October 2011, ADB reopened the existing Norwegian krone issue in the amount of NKr250 million ($43.1 million equivalent), bringing the outstanding principal amount of the series to NKr1.5 billion ($270.2 million equivalent). ADB also issued its inaugural £400 million ($645.4 million equivalent) pound sterling-denominated floating rate note. Following the success of its thematic bonds in 2010, ADB issued two water themed private placements in 2011 totaling $40 million. ADB also completed buyback transactions for a total principal amount of about $298.9 million in 2011.

ADB continued to explore and pursue its objective of contributing to the development of regional bond markets and providing the appropriate local currency funding for its borrowers. In 2011, ADB executed a cross-currency swap to finance the disbursement of ADB's first sovereign-guaranteed local currency loan denominated in Kazakhstan tenge.

Use of Derivatives

ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for its operations in a cost-efficient way while maintaining its borrowing presence in major capital markets. *Figures 1* and *2* show the effects of swaps on the currency composition and interest rate structure of ADB's outstanding borrowings as of December 31,

2011. Interest rate swaps are also used for asset and liability management purposes to match ADB's liabilities to the interest rate characteristics of the loans that it makes.

Figure 1: Effect on Currency Composition
As of December 31, 2011



Currency Composition of
Outstanding Borrowings
(Before Swaps)
Other Currencies[a]
19.5%
Japanese yen
6.4%
US dollar
57.3%
Australian dollar
16.8%
Currency Composition of
Outstanding Borrowings
(After Swaps)
Other Currencies[b]
1.4%
Japanese yen
7.2%
US dollar
91.4%

[a] Other currencies include Brazilian real, Canadian dollar, yuan, Hong Kong dollar, Indian rupee, Kazakhstan tenge, Malaysian ringgit, Mexican peso, New Zealand dollar, Norwegian krone, Philippine peso, pound sterling, Singapore dollar, South African rand, Swiss franc, Thai baht, and Turkish lira

[b] Other currencies include yuan, Indian rupee, Kazakhstan tenge, and Swiss franc.

Figure 2: Effect on Interest Rate Structures
As of December 31, 2011



Interest Rate Structure of
Outstanding Borrowings
(Before Swaps)
Variable
6.1%
Fixed
93.9%
Interest Rate Structure of
Outstanding Borrowings
(After Swaps)
Fixed
8.2%
Variable
91.8%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB's earning base. ADB's Investment Authority governs ADB's investments in liquid assets. The primary objective is to maintain the security and liquidity of funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. ADB does not switch currencies to maximize

returns on investments, and investments are generally made in the same currencies in which they are received. At the end of 2011, ADB held liquid investments in 23 currencies.

Liquid investments are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—core liquidity, operational cash, cash cushion, discretionary liquidity, and ad hoc—all of which have different risk profiles and performance benchmarks. The year-end balance of the portfolios and the return on the liquidity portfolio in 2011 and 2010 are presented in *Table 13*.

Table 13: Year-End Balances and Returns on Liquidity Portfolios

	Year - End Balance[a] *(in millions of U.S. dollars)*		Annualized Financial Return *(%)*	
	2011	2010	2011	2010
Core liquidity portfolio	14,400	12,592	3.44	3.5
Operational cash portfolio	196	218	0.09	0.15
Cash cushion portfolio	2,136	1,933	0.57	0.46
Discretionary liquidity portfolio	4,408	3,091	0.44[b]	0.3[b]
Others	562	453	3.57	1.36
Total	21,701	18,286		

[a] Including receivables for securities repurchased under resale arrangements, securities transferred under securities lending arrangements, unsettled trades, and accrued interest. The composition of the liquidity portfolio may shift from year to year as part of the ongoing asset and liability management and liquidity management operations.

[b] Spread over funding cost at December 31.

Note: Figures may not add up due to rounding.

The core liquidity portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded by equity, and the average duration of the major currencies in the portfolio was about 2.26 years at December 31, 2011.

The operational cash portfolio is designed to meet net cash requirements over a 1-month horizon. It is funded by equity and invested in short-term highly liquid money market instruments.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending the disbursement of these funds. It is invested in short-term instruments, and aims to maximize the spread earned between the borrowing costs and investment income.

The discretionary liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium term, and to opportunistically permit borrowing ahead of cash-flow needs and bolster ADB's access to short-term funding through continuous presence in the market.

FINANCIAL RISK MANAGEMENT

ADB continues to strengthen its Office of Risk Management (ORM) to support the planned growth in ADB's operations.

In carrying out its mission, ADB is exposed to various risks: (i) credit risk, (ii) market risk, (iii) liquidity risk, and (iv) operational risk. In this connection, ORM develops and implements policies and procedures to measure, monitor and control these risks. ADB's risk management governance also includes a Risk Committee which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President.

ADB conducts risk assessments of new nonsovereign transactions, provides independent monitoring following origination, and assumes responsibility for resolving distressed transactions when necessary. ADB also monitors its market and treasury risks, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. Finally, ADB monitors limits and concentrations, sets aside loan loss reserves, establishes loan loss provisions including collective provision requirements, and assesses its capital adequacy.

Credit Risk

Credit risk is the loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual transaction.

ADB assigns a risk rating to each loan, guarantee, and treasury counterparty on an internal scale from 1 to 14 (*Table 14*). For sovereign and treasury counterparties, the external rating is used in assigning the internal rating. For nonsovereign transactions, the rating typically is not better than that of the sovereign.

Table 14: ADB Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB– / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loans and guarantees, while the nonsovereign portfolio includes nonsovereign loans and guarantees, publicly traded equity, and private equity. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. *Table 15* details the credit risk exposure and weighted average risk rating for each asset class. These figures are gross of collateral, other credit enhancements, and impairment provisions. Overall, aggregate credit risk improved from 4.4 (BBB) in 2010 to 4.1 (BBB) in 2011.

Table 15: Exposure to Credit Risk
As of December 31
(In millions of U.S. dollars, unless otherwise specified)

	2011		2010	
Item	**Exposure** ($ million)	**Rating** (1–14)	**Exposure** ($ million)	**Rating** (1–14)
Sovereign operations (loan and guarantee)	47,930.5	5.4 / BBB–	44,424.2	5.7 / BB+
Nonsovereign operations	4,622.7		4,416.3	
a. Loan and guarantee	3,466.1	6.3 / BB+	3,138.6	7.1 / BB
b. Publicly traded equity	297.7	n/a	491.6	n/a
c. Private equity	858.9	n/a	786.1	n/a
Treasury	22,981.0	1.0 / AA	20,486.5	1.0 / AA+
a. Fixed income	16,605.7	1.0 / AA+	15,472.2	1.0 / AA+
b. Cash instruments	5,771.3	1.1 / AA–	3,916.3	1.0 / AA
c. Derivatives	604.0	1.4 / A+	1,098.0	1.0 / AA–
Aggregate Exposure	**75,534.2**	**4.1/BBB**	**69,327.0**	**4.4 / BBB**

n/a = not applicable.

Credit Risk in the Sovereign Portfolio

Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through loan loss reserves and the maintenance of conservative equity levels. ADB's ordinary capital resources have not experienced any loss of principal from sovereign operations. When countries have delayed payments, they have generally returned their loans to accrual status and ADB has never had to write off a sovereign loan funded from ordinary capital resources.

ADB charges provisions against income for a specific transaction if it is considered impaired. In addition, ADB also appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB could incur in the course of lending. The provisions are based on projections of future repayment capacity. The loan loss reserve is based on the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserve represents ADB's expected loss for sovereign operations. The 2011 results are discussed below.

Sovereign credit quality: The weighted average risk rating of the sovereign credit portfolio improved from 5.7 (BB+) in 2010 to 5.4 (BBB–) in 2011 because of improving sovereign credit conditions in many of ADB's developing member countries and more disbursements to higher rated countries, such as the People's Republic of China (*Figure 3*). Refer to *Appendix IX* of the *Financial Statements*, *Note E* for additional information.

Figure 3: Sovereign Exposure by Credit Quality
As of December 31


2011
High
credit risk
0.1%
Low
credit risk
48.0%
Medium
credit risk
51.9%
2010
High
credit risk
0.0%
Low
credit risk
44.9%
Medium
credit risk
55.1%

0.0 = % is less than 0.05. Low credit risk = exposures with risk rating 1–5, Medium credit risk = exposures with risk rating 6–11, High credit risk = exposures with risk rating 12–14.

Sovereign concentrations: Because Asia's population is concentrated in a few countries, ADB assumes higher concentration risk to the most populous countries to fulfill its development mandate. The three largest borrowers—the People's Republic of China, India, and Indonesia—represented 64.8% of the portfolio *(Table 16).*

Table 16: Sovereign Country Exposure
As of December 31

	2011		2010	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	11,693.4	24.4	10,462.6	23.6
India	9,844.3	20.5	8,736.2	19.7
Indonesia	9,503.5	19.8	9,887.8	22.3
Philippines	5,569.0	11.6	5,465.0	12.3
Pakistan	5,296.6	11.1	5,089.1	11.5
Others	6,023.7	12.6	4,783.5	10.8

Note: Percentages may not sum precisely to 100% due to rounding.

Expected loss: Improvements in credit quality offset increases in expected loss from portfolio growth, reducing the expected loss for the sovereign portfolio from $164.2 million in 2010 to $158.2 million in 2011 *(Table 17).*

Table 17: Sovereign Portfolio Expected Loss
As of December 31

	2011		2010	
Item	**$ million**	**% of SO portfolio**	**$ million**	**% of SO portfolio**
Provision for Loan Losses	–	–	–	–
Loan Loss Reserve Requirement[a]	158.2	0.3	164.2	0.4
Expected Loss	158.2	0.3	164.2	0.4

– = nil, SO = Sovereign operations.

[a] Loan loss reserve requirement is subject to Board of Governors' approval during the annual meeting in May 2012.

Credit and Equity Risks in the Nonsovereign Portfolio

Nonsovereign credit risk is the risk that a borrower will default on its loan or guarantee obligations when ADB does not have recourse to a sovereign entity. ADB's nonsovereign credit risk is considered more significant because of the uncertain economic environment in some of ADB's markets. In addition, ADB's exposure is concentrated in the energy and finance sectors. ADB employs various policy-based measures to manage these risks.

ADB's Investment Committee and Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee, chaired by a Vice-President, reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee, chaired by the Managing Director General, monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. The Risk Committee also approves or endorses policy changes in managing the portfolio's risks and approves provisions for impaired transactions.

ADB manages its nonsovereign credit risk by assessing all new transactions at both the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those transactions that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed, takes necessary actions to mitigate risks and either confirms or adjusts the risk rating, and updates the valuation for equity investments, including assessing whether impairments are considered other than temporary. ADB will provide specific provisions where necessary in accordance with its provisioning policy.

ADB recognizes specific loan loss provisions in its income statement for known or probable losses in loans and guarantee transactions, and recognizes collective provisions in its income statement for unidentified probable losses that exist in disbursed loan transactions rated below investment grade. In addition, ADB appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB would expect to incur in the course of lending for credit transactions rated investment grade and for the undisbursed portions of credit transactions rated worse than investment grade. Specific provisions are based on projections of future repayment capacity. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations.

ADB uses limits for countries, industry sectors, corporate groups, obligors, and individual transactions to manage concentration risk in the nonsovereign portfolio. The 2011 results are discussed below.

Nonsovereign loan and guarantee portfolio: ADB assigns a risk rating to each nonsovereign loan and guarantee. During 2011, ADB's weighted average risk rating improved from 7.1 (BB) to 6.3 (BB+). The improvement was mainly driven by disbursements to better rated projects, risk transfer agreements with stronger rated entities and an improving economic climate in Asia (*Figure 4*). Refer to *Appendix IX* of the *Financial Statements*, *Note E* for additional information.

ADB

Asian Development Bank


SEC Mail Processing
RECEIVED
APR 2 7 2012
310
WASH., D.C.
SECTION

April 27, 2012

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of the annual Information Statement of the Asian Development Bank, dated the date hereof, filed pursuant to Rule 3 of Regulation AD.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,

Name: Monish Mahurkar
Title: Officer-in-Charge, TDFD

Enclosures

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

Figure 4: Nonsovereign Exposure by Credit Quality
As of December 31



2011
High credit risk 2.6%
Low credit risk 39.4%
Medium credit risk 58.0%
2010
High credit risk 9.4%
Low credit risk 29.0%
Medium credit risk 61.7%

Low credit risk = exposures with risk rating 1–5, Medium credit risk = exposures with risk rating 6–11, High credit risk = exposures with risk rating 12–14.
Note: Percentages may not sum precisely to 100% due to rounding.

Publicly traded equity portfolio: The exposure of ADB's publicly traded equity portfolio declined from $491.6 million in 2010 to $297.7 million in 2011. The drop was because of divestitures of shares during the year.

Private equity portfolio: The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which takes equity stakes in investee companies.

Nonsovereign concentrations: The three largest nonsovereign country exposures as of December 31, 2011 were the People's Republic of China (22.8% of total nonsovereign country exposure), India (14.5%), and Pakistan (8.5%). The aggregate exposure of ADB to the top three countries decreased from 48.6% of total nonsovereign exposure as of December 31, 2010 to 45.8% as of December 31, 2011 *(Table 18)*. All country exposures complied with ADB's credit limits.

Table 18: Nonsovereign Country Exposure
As of December 31

	2011		2010	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	1,055.0	22.8	1,058.5	24.0
India	668.1	14.5	690.5	15.6
Pakistan	394.6	8.5	293.6	6.6
Philippines	288.1	6.2	326.7	7.4
Indonesia	227.2	4.9	193.4	4.4
Viet Nam	214.3	4.6	396.1	9.0
Others	1,775.4	38.4	1,457.5	33.0

Note: Percentages may not sum precisely to 100% due to rounding.

The nonsovereign portfolio is dominated by energy and finance *(Table 19)*. ADB maintains higher exposures to these sectors because of the importance of infrastructure and the finance sector to economic development. To mitigate sector concentration, ADB conducts additional monitoring of and reporting on these sectors, and employs specialists in these areas.

Table 19: Nonsovereign Sector Exposure
As of December 31

	2011		2010	
Sector	**$ million**	**%**	**$ million**	**%**
Energy	2,082.7	45.1	1,966.3	44.5
Finance	1,739.4	37.6	1,682.0	38.1
Investment Funds	374.7	8.1	355.0	8.0
Others	425.9	9.2	413.1	9.3

Note: Percentages may not sum precisely to 100% due to rounding.

Expected loss: Expected loss in the nonsovereign portfolio decreased in 2011 *(Table 20)*. The primary driver of this decline was the upgrading of the credit risk rating of a number of transactions and countries.

Table 20: Nonsovereign Portfolio Expected Loss
As of December 31

	2011		2010	
Item	**$ million**	**% of NSO portfolio**[a]	**$ million**	**% of NSO portfolio**[a]
Specific Provision for Loan Losses	9.6	0.3	9.2	0.3
Collective Provision for Loan Losses	25.4	0.7	33.4	1.1
Loan Loss Reserve Requirement[b]	35.5	1.0	35.9	1.1
Expected Loss	70.5	2.0	78.4	2.5

NSO = Nonsovereign operations.

[a] Percentage only applies to the loan and guarantee operations of the nonsovereign portfolio.

[b] Loan loss reserve requirement is subject to Board of Governors' approval during the annual meeting in May 2012.

Note: Figures may not add up due to rounding.

Credit Risk in the Liquidity Portfolio

Issuer default and counterparty default are credit risks that affect the liquidity portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB only transacts with financially sound institutions with ratings from at least two reputable external rating agencies. Moreover, the liquidity portfolio is generally invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established prudent exposure limits for its corporate investments, depository relationships, and other investments.

ADB has strict counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association Master Agreement or its equivalent, and have

signed a credit support annex. Under the credit support annex, derivative positions are marked to market daily and the resulting exposures are generally collateralized by U.S. dollar cash and/or U.S. Treasuries. ADB also sets exposure limits for individual swap counterparties and monitors these limits against current and potential exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations. The 2011 results are discussed below.

The weighted average credit rating for the liquidity portfolio was AA in 2011. About 98% of the portfolio was rated A or better.

At December 31, 2011, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired, the same as in 2010.

Deposits: ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term credit rating of A-1 and P-1. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. Moreover, the size of the deposit is limited by the counterparty's equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated A+ or better.

Fixed income: ADB has a conservative policy towards fixed-income securities, and the credit risk associated with this portfolio is consequently low. Sovereign and sovereign-guaranteed securities represent 91% of ADB's fixed-income assets. The remainder is in corporate bonds that are rated at least A– (*Table 21*). ADB has monitored market developments closely, such as the U.S. sovereign credit rating downgrade and the European sovereign debt crisis and adjusted its risk exposures accordingly. ADB's mortgage-backed securities and asset-backed securities portfolios were liquidated shortly after the U.S. credit rating downgrade in August 2011.

Table 21: Fixed Income Portfolio by Asset Class
As of December 31

Item	2011		2010	
	$ million	%	$ million	%
Government	7,332.4	44.2	5,672.2	36.7
Government Guaranteed	3,982.7	24.0	4,476.9	28.9
Government-Sponsored Enterprises and Supranationals	3,722.7	22.4	3,067.9	19.8
Asset-Backed and Mortgage-Backed Securities Rated AAA	–	–	934.9	6.0
Corporations	1,567.9	9.4	1,320.4	8.5
Total	16,605.7	100.0	15,472.2	100.0

Note: Figures may not add up due to rounding.

Derivatives: Derivatives counterparty credit risk is low. All swap counterparties are rated at least A–. The current exposure to counterparties rated A– through A+ is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. At the end of 2011, 87% of the marked-to-market exposure was collateralized. ADB reduced its counterparty risk by moving to a higher-rated cash custodian for cash collateral deposited against swaps exposures.

Country exposure: At the end of 2011, treasury credit risk exposure was allocated across 29 countries with the largest exposure in Japan *(Table 22)*.

Table 22: Treasury Country Exposure
As of December 31

	2011		2010	
Country	**$ million**	**%**	**$ million**	**%**
Japan	7,740.0	33.7	4,439.7	21.7
United States	5,088.0	22.1	6,213.7	30.3
Australia	1,757.3	7.6	2,273.9	11.1
Germany	1,622.1	7.1	1,404.8	6.9
France	1,123.6	4.9	1,490.5	7.3
Others	5,650.0	24.6	4,663.8	22.8
Total	22,981.0	100.0	20,486.5	100.0

Note: Figures may not add up due to rounding.

European exposure: Exposure to European credits has been monitored by conducting daily surveillance of the credit ratings of the obligors and the fair value of the exposure and the entry into new transactions has been limited. As of December 31, 2011, ADB held one Italian government bond with a notional amount of $85.0 million and associated interest rate swaps entered into by ADB to hedge the fixed interest rate of its investment. ADB classifies these bonds as "available for sale securities" on its balance sheet. The fair value of the bonds was $82.0 million and the $3.0 million cumulative unrealized loss on these bonds was reported in other comprehensive income. ADB also recognized in the income statement a $14.1 million unrealized loss related to the interest rate swaps for these bonds for the year ending December 31, 2011.

Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces three forms of market risk: (i) equity price risk, which is discussed above with the nonsovereign portfolio; (ii) interest rate risk; and (iii) foreign exchange risk. Interest rate risk and foreign exchange risk are discussed in this section.

Interest rate: Interest rate risk in the operations portfolio is hedged because ADB matches the base rate for the borrowers' interest payments to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the treasury portfolio, with particular attention to the core liquidity portfolio, which is the most exposed to interest rate risk. Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given time frame because of changes in interest rates. ADB uses a 95% confidence level and a 1-year horizon. In other words, ADB would expect to lose at least this amount once every 20 years because of fluctuations in interest rates.

Foreign exchange: ADB ensures that its operations have minimal exposure to exchange rate risk. In both the operations and liquidity portfolios, ADB is required to match the currency of its assets with the currencies of liabilities and equity. Borrowed funds or funds to be invested may only be converted into other currencies if they are fully hedged through cross-currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported U.S. dollar results due to currency translation adjustments.

ADB monitors VaR and duration and performs stress testing to manage market risk in the investment portfolio. The major currencies of the core liquidity portfolio bear the majority of ADB's market risks and account for 66% of ADB's ordinary capital resources, while major currencies account for 95% of the core liquidity portfolio. Major currencies include the U.S. dollar, yen, euro, pound sterling, Australian dollar, and Canadian dollar.

Value-at-risk: Aggregate VaR of the major currencies of the core liquidity portfolio, which includes interest rate and foreign exchange risks, decreased from 4.1% in 2010 to 3.5% in 2011. This means that there is a 5% probability that the portfolio will lose more than 3.5% ($475.2 million) of its value over the next year. These potential loss estimates continued to decrease in 2011 in line with the decrease in portfolio duration.

Duration: The interest rate sensitivity of major currencies in the core liquidity portfolio, as reflected in its weighted portfolio duration, decreased from 2.6 years as of 2010 to 2.3 years as of 2011.

Stress testing: ADB measures how sensitive the major currencies in the core liquidity portfolio are to interest rate changes. If interest rates were to rise by 2%, the major currencies in the core liquidity portfolio would be expected to lose 4.5% ($621.0 million). ADB also uses scenario analysis to assess how the major currencies in the core liquidity portfolio would respond to significant changes in market factors, such as those that have occurred in the past. Because of the high quality of ADB's investments, scenario analysis suggests that the core liquidity portfolio would appreciate during many stressed scenarios as demand for highly rated securities increases.

Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains core liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under both normal and stressed situations and manage liquidity optimally to achieve its development mission. The Board of Directors approved a revised liquidity policy framework in December 2011. The revised policy was designed to follow sound banking principles in supporting and sustaining ADB's superior financial strength and redefined the prudential minimum liquidity as 45% of the 3-year net cash requirements. This represents the minimum amount of liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the prudential minimum liquidity level is designed to enable ADB to cover normal net cash requirements for 18 months under normal and stressed situations without borrowing. The liquidity levels and cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly. The new policy allows for the discretionary liquidity portfolio to maintain a debt funded sub-portfolio that will be excluded from the net cash requirements and prudential minimum liquidity calculations.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. ADB is exposed to many types of operational risk, which it mitigates by applying sound internal controls and monitoring of areas of particular concern. In addition, ADB has rolled out operational risk self-assessments in several departments for risk identification and assessment to ensure operational risks are managed effectively. In 2011, ADB also conducted a business impact analysis to further strengthen business continuity, including business continuity of information technology infrastructure and at selected resident missions, to reduce the impact of disruptions.

Capital Adequacy

ADB's most significant risk is if a large portion of its loan portfolio were to default. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB's ability to absorb income losses because of a credit shock. Through this monitoring, ADB reduces the probability that it would have to rely on shareholder support, such as additional paid-in capital or a capital call. As a result, ADB not only protects its shareholders but also supports its AAA credit rating, which reduces ADB's borrowing costs and consequently its lending rates.

Second, the framework evaluates ADB's ability to generate sufficient income to support loan growth after a credit shock. As a development institution, ADB's mandate becomes more important during a financial crisis, when some of its developing member countries may find their access to capital markets to be limited. This second requirement ensures that ADB will have the capacity to lend under such adverse conditions.

For the stress test, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2011, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

Asset and Liability Management

The objectives of asset and liability management for ADB are to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define sound financial policies to undertake acceptable levels of financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to ADB's borrowers, along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management safeguards net worth from foreign exchange rate risks, protects net interest margin from fluctuations in interest rates, and provides sufficient liquidity to meet ADB's operations. ADB also adheres to a cost pass-through pricing policy for its loans to sovereign borrowers, and allocates the most cost-efficient borrowings to fund these

loans. In 2006, ADB clarified and formalized its asset and liability management objectives and practices through a comprehensive policy framework approved by the Board of Directors. The framework guides all financial policies related to asset and liability management, including liquidity, investments, equity management, and capital adequacy.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. *Table 23* summarizes ADB's significant contractual cash obligations as of December 31, 2011 and 2010. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and the effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including future pension and postretirement medical obligations.

Table 23: Contractual Cash Obligations
as of December 31
(in millions of U.S. dollars)

Item	2011	2010
Long-Term Debt	56,903	52,143
Undisbursed Loan Commitments	28,350	24,577
Undisbursed Equity Investment Commitments	612	472
Guarantee Commitments	2,480	2,332
Other Long-Term Liabilities	1,574	1,268
Total	89,918	80,791

Note: Figures may not add up due to rounding.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In line with global best practices in corporate governance, ADB's Management has been assessing the effectiveness of its internal controls over financial reporting since 2008 using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* ADB has applied a risk-based evaluation framework for the 2011 assertion and attestation of the effectiveness of Internal Control over Financial Reporting for ordinary capital resources and Special Funds, except for the Asian Development Bank Institute. The scope included a review of 49 business processes over financial reporting and four domains for the information technology general computer controls. In 2010, ADB expanded the testing to include trust funds. ADB's staff across several departments and offices is responsible for (i) identifying and testing key controls, and (ii) assessing and evaluating the design and operating effectiveness of the business processes. Concurrently in 2011, the external auditor performed an independent test of selected key controls and concurred with Management that ADB maintained effective internal control over financial reporting for ordinary capital resources and Special Funds (except for the Asian Development Bank Institute) in 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are described in *Appendix IX* of the *Financial Statements, Note B*. As disclosed in the financial statements, Management estimates the fair value of financial instruments. Since the estimates are based on judgment and available information, actual results may differ and might have a material impact on the financial statements.

Fair value of financial instruments: Under statutory reporting, ADB carries its financial instruments and derivatives, as defined by ASC 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates. These are discussed in more detail in *Appendix IX* of *the Financial Statements, Note B*.

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash flow models. ADB reviews the pricing models to assess the appropriateness of assumptions to reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves: In 2006, the Board of Directors approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. Provisions against loan losses for impaired loans reflects Management's judgment and estimate of the present value of expected future cash flows for these loans discounted at the loan's effective interest rate. ADB considers a loan as impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimates are made quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

ADB uses an internal risk rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's Investors Service default data. A loan loss reserve is established in the equity section of the balance sheet for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

Pension and other postretirement benefits: ADB provides staff retirement benefit and postretirement medical benefit plans for all staff members. Costs relating to net periodic benefit cost are allocated between ordinary capital resources and the Asian Development Fund based on the agreed cost sharing methodology. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations and funded status associated with these plans are based on market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. For further details, refer to *Appendix IX* of the *Financial Statements, Note O.*

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of the net income to Special Funds to support development activities in its developing member countries. In May 2011, the Board of Governors approved the allocation of the 2010 net income of $614.5 million, after appropriation of guarantee fees to the special reserve, as follows: (i) $45.9 million be transferred from the loan loss reserve; (ii) $77.8 million representing the Financial Accounting Standards Board's Accounting Standards Codification (ASC) 815 and 825 adjustments and the unrealized portion of net income from equity investments accounted under equity method, to the cumulative revaluation adjustments account; (iii) $422.6 million to ordinary reserve; (iv) $120.0 million to the Asian Development Fund; and (v) $40.0 million to the Technical Assistance Special Fund.

Audit Fees

Deloitte & Touche LLP, Singapore (D&T) served as ADB's independent auditors for the financial years 2011 and 2010. ADB incurred $1.4 million for financial year 2011 ($1.3 million for 2010) in professional fees for audit services of D&T and $1.3 million for financial year 2011 ($80.9 thousand for 2010) for non-audit services of other D&T offices worldwide pertaining to ADB's technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by D&T to ADB during 2011 and 2010.

D&T also provided audit services to the Asian Development Bank Institute, an organization affiliated with ADB, for which an amount of $22.4 thousand for financial year 2011 ($21.7 thousand for 2010) was incurred.

ADB's Audit Committee is satisfied that D&T's provision of non-audit services does not compromise D&T's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2011, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund; the Asian Development Bank Institute; the Asian Tsunami Fund; the Pakistan Earthquake Fund; the Regional Cooperation and Integration Fund; the Climate Change Fund and the Asia Pacific Disaster Response Fund. Financial statements for each Special Fund are prepared in accordance with U.S. GAAP except for the special purpose financial statements for the Asian Development Fund, which are prepared in accordance with the Regulations of the Asian Development Fund. In addition to ordinary

capital resources and Special Funds, ADB also manages and administers various trust funds such as the Japan Scholarship Program, the Japan Fund for Poverty Reduction, and grant cofinancing activities. These funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, in the case of the Technical Assistance Special Fund, the Asian Tsunami Fund, the Asian Development Fund, the Regional Cooperation and Integration Fund and the Climate Change Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and the Asian Development Fund in proportion to the relative volume of operational activities under ordinary capital resources and the fund (see *Appendix IX* of the *Financial Statements, Note M*).

Asian Development Fund

The Asian Development Fund (ADF) is ADB's concessional financing window for its developing member countries with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It is the only multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF has received contributions from 32 donor members (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF's resources.

In August 2008, the Board of Governors adopted a resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). This became effective on June 16, 2009. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for four years from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment to finance technical assistance operations under the TASF. In June 2009, the Board of Directors approved the provision of an additional $400 million in assistance for ADF-only countries – in 2010, the Board of Directors approved the release of $162 million for the suspension of Afghanistan's post-conflict phase out during 2011-2012. As of December 31, 2011, the total replenishment size of SDR7.6 billion ($12.0 billion) consisted of SDR7.4 billion for ADF X and SDR0.2 billion for the TASF. About 35% of the replenishment will be financed from new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent).

Currency management: ADB revised the currency management framework for the ADF in 2006. The previous practice of managing ADF's resources in as many as 15 currencies

was discontinued, and an approach based on the SDR basket of currencies (U.S. dollar, euro, pound sterling, and yen) was introduced. ADF donor contributions and loan reflows received in currencies that are not part of the SDR basket are converted into one of the currencies in the basket to maintain an SDR-based liquidity portfolio. In addition, each borrower's obligations under new ADF loans are determined in SDR. Starting in 2008, ADB extended the full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liabilities (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions were to be treated as new loans redenominated in SDR. As of December 31, 2011, 17 of 30 borrowing members have signified their agreement to the conversion. The outstanding balance of their SDR-converted loans amounted to $13.5 billion.

Framework for grants and hard-term facility: In September 2007, the Board of Directors approved the ADF grant framework, which limits grant eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR basket of currencies plus the ordinary capital resources lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, blend countries with per capita income not exceeding the International Development Association (IDA) operational cutoff for more than two consecutive years and with an active ordinary capital resources lending program are eligible to borrow from this new facility. The interest rate, which is fixed for the life of hard-term loans approved during each year is reset every January. For hard-term ADF loans approved in 2011, the interest rate was set at 2.02% for the life of the loan (2.22% in 2010). Three loans were approved under this facility in 2011.

Liquidity management: In 2008, the ADF began managing its liquidity assets under two tranches to allow for the optimal use of financial resources. The main objective of the first tranche is to ensure that adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity to be held to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Enhanced heavily indebted poor countries initiative: In response to the ADF donors' request, the Board of Governors adopted a resolution on April 7, 2008 for ADB to participate in heavily indebted poor countries (HIPC) debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82.4 million.

Launched in 1996 by the IDA and the International Monetary Fund (IMF), the HIPC initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. The IDA and the IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC initiative and were potentially eligible for HIPC debt relief. Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on July 9, 2007. The decision point is reached when a HIPC country, having met certain conditions,[8] becomes eligible to receive interim debt relief on a provisional basis following the Board of Directors' approval to provide debt relief under the HIPC initiative. Debt relief has been delivered by a partial reduction of debt service payments as they come due.

[8] The conditions are that an HIPC country has a track record of macroeconomic stability and an interim poverty reduction strategy in place, and has been cleared of any outstanding arrears.

On January 26, 2010, the executive boards of the IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106.0 million and was to be provided through a reduction of Afghanistan's debt service from July 2010 to February 2028. As of December 2011, the ADF had delivered $3.6 million under this arrangement, bringing the balance to $102.4 million.

Contributed resources: The total replenishment of SDR7.6 billion for ADF X comprises SDR4.6 billion financed from internal resources, SDR2.7 billion from new donor contributions, and SDR0.3 billion from net income transfers from ordinary capital resources. This covers the period from 2009 to 2012, which became effective in June 2009 after instruments of contribution deposited with ADB for unqualified contributions exceeded 50% of all pledged contributions. As of December 31, 2011, 29 donors had contributed a total of $3.7 billion, of which $3.1 billion (including the allocation to the TASF) had been received and made available for operational commitments. The remaining unpaid contributions under ADF VIII and ADF IX as of December 31, 2011 totaled $185.6 million.[9]

The commitment authority available for future commitments comprises the resources available to the ADF for its future lending activities in the form of loans and grants. These resources are derived from donor contributions, reflow-based resources, and net income transfers from ordinary capital resources. The balance of the commitment authority available for operations as of December 31, 2011 was $1.4 billion, as compared with $1.1 billion as of December 31, 2010.

In May 2011, the Board of Governors approved the transfer of $120.0 million to the ADF as part of ordinary capital resources' net income allocation ($120.0 million in 2010). In addition, $830.5 million from loan and grant savings and cancellations were included in the commitment authority. This resulted from Management's continued assessment of opportunities to free committed resources through cancellations of unused loan and grant balances. During 2011, deposited installments under ADF X amounted to $1,140.9 million and ADF promissory notes encashed in 2011 totaled $718.8 million, of which $87.2 million was transferred to the TASF.

Loan approvals, disbursements, and repayments: In 2011, 39 ADF loans totaling $2.0 billion were approved, as compared with 51 ADF loans totaling $2.2 billion in 2010. Disbursements during 2011 totaled $1.4 billion, a decrease of 11.8% from $1.6 billion in 2010. At the end of 2011, cumulative disbursements from ADF resources were $32.3 billion. Loan repayments during the year totaled $1.1 billion. At the end of 2011, outstanding ADF loans amounted to $29.5 billion.

Status of loans: At the end of 2011, 28 sovereign loans to Myanmar with total principal outstanding of $642.3 million were in nonaccrual status. These represented about 2.2% of the total outstanding ADF loans.

Investment portfolio position: The ADF's investment portfolio[10] totaled $6.1 billion at the end of 2011, as compared with $5.6 billion at the end of 2010. About 33% of the portfolio was invested in bank deposits, and 67% was invested in fixed-income securities. The annualized

[9] At U.S. dollar equivalent at December 31, 2011 exchange rates.
[10] Includes securities purchased under resale arrangement.

rate of return on ADF investments including unrealized gains and losses was 1.5% (1.6% in 2010).

Grants: In 2011, ADB approved 16 grants (34 in 2010) totaling $596.8 million ($967.2 million in 2010), while 34 grants (21 in 2010) totaling $1,120.6 million ($651.8 million in 2010) became effective, net of $3.6 million ($6.0 million in 2010) in write-backs of undisbursed commitments for completed grant projects.

Official cofinancing for loans and grants: In 2011, $1,510.2 million ($720.0 million in 2010) was mobilized in official loan and grant cofinancing for 20 ADF-financed projects (22 in 2010) totaling $1,316.1 million ($721.2 million in 2010).

Technical Assistance Special Fund

The TASF was established to provide technical assistance on a grant basis to ADB's developing member countries and regional technical assistance.

Contributed resources: In August 2008, as part of the ADF X replenishment, the donors agreed to contribute 3% of the total replenishment as the fourth replenishment of the TASF in consideration of the demand estimate and the availability of funds from other sources. The replenishment covers the period from 2009 to 2012.

As of December 31, 2011, 29 donors had committed a total of $328.2 million to the TASF as part of the ADF X and the fourth regularized replenishment of the TASF. Of the total commitment, $217.4 million had been received.

During 2011, Pakistan made a direct voluntary contribution of $0.07 million. In addition, $40.0 million was allocated to the TASF as part of the ordinary capital resources' net income allocation, and a total of $41.7 million for the third and fourth regularized replenishments of the TASF. At the end of 2011, the TASF's resources totaled $1,844.8 million, of which $1,619.7 million was committed, leaving an uncommitted balance of $225.1 million.

Operations: Technical assistance commitments (approved and effective) decreased from $134.7 million in 2010 to $111.9 million in 2011 for 172 technical assistance projects that were made effective during the year, net of $19.0 million ($11.8 million in 2010) in write-backs of undisbursed commitments for completed and canceled technical assistance projects. Undisbursed commitments for technical assistance increased to $306.7 million as of December 31, 2011 ($298.6 million as of December 31, 2010). The TASF financed 39.0% of all technical assistance activities approved in 2011.

Investment position: As of December 31, 2011, the TASF's total investment portfolio, including securities purchased under resale arrangements, amounted to $391.9 million, as compared with $362.0 million as of the end of 2010. With the increase in the average volume of investments, revenue from investments was $3.3 million for 2011 ($2.5 million in 2010).

Japan Special Fund

The Japan Special Fund (JSF) was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's developing member countries restructure their

economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations. JSF's mandate to provide technical assistance grants to developing member countries was assumed by the Japan Fund for Poverty Reduction starting in 2010.

Contributed resources: As of December 31, 2011, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion ($973.7 million equivalent), comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved technical assistance that is not yet effective, was $57.4 million as of December 31, 2011.

Operations: There were no new technical assistance projects approved and one project amounting to $0.7 million was made effective in 2011 (seven technical assistance approvals totaling $11.7 million and 22 technical assistance made effective totaling $23.3 million in 2010). The balance of undisbursed commitments as of December 31, 2011 was $38.4 million, as compared with $72.5 million as of the end of 2010.

Investment position: As of December 31, 2011, the JSF's total investment portfolio amounted to $93.9 million, lower than the balance of $121.4 million as of December 31, 2010. With the low interest rate environment, revenue from investments decreased from $0.4 million in 2010 to $0.2 million in 2011.

Asian Development Bank Institute

The Asian Development Bank Institute (ADBI) was established in 1996 as a subsidiary body of ADB. The ADBI's objectives are to identify effective development strategies and capacity improvements for sound development management in developing member countries.

Its operating costs are met by the ADBI, which ADB administers in accordance with the Statute of ADBI. In June 2011, the Government of Japan made its 17th contribution amounting to ¥675.1 million ($8.4 million equivalent), and the Government of Australia made its second contribution of A$0.5 million ($0.5 million equivalent). In December 2011, Japan committed its 18th contribution of ¥675.1 million ($8.8 million equivalent), which was reported as due from contributors.

As of December 31, 2011, cumulative contributions committed to the ADBI amounted to ¥20.0 billion and A$1.0 million (about $183.7 million equivalent), excluding translation adjustments. Of the total contributions received, $174.0 million had been used by the end of 2011, mainly for research and capacity building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $9.7 million.

Asian Tsunami Fund

The Asian Tsunami Fund (ATF) was established on February 11, 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the tsunami on December 26, 2004. The ATF was terminated on December 31, 2010 and all projects were financially completed as of December 31, 2011.

Contributed resources: ADB contributed $600 million to the ATF, of which $50 million unutilized funds were transferred back to ordinary capital resources ($40 million in November 2005 and $10 million in June 2006) and to the Asia Pacific Disaster Response Fund ($40 million in May 2009). In addition, Australia contributed $3.8 million and Luxembourg $1.0 million. As of December 31, 2011, the ATF's resources totaled $587.0 million, $580.1 million of which has been utilized, leaving an uncommitted balance of $6.9 million ($2.6 million as of December 31, 2010).

Operations: There were no undisbursed commitments as of December 31, 2011, as compared with $16.5 million, inclusive of grant advances, as of the end of 2010. During the year, a total of $4.6 million was written back (nil in 2010).

Investment position: As of December 31, 2011, the ATF's total investment portfolio amounted to $6.6 million ($19.0 million as of December 31, 2010). With a smaller portfolio and lower yield on time deposits, the ATF's portfolio generated income of $0.003 million in 2011 ($0.1 million in 2010).

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan following the earthquake on October 8, 2005. The PEF serves as a dedicated fund to deliver emergency grant financing for investment and technical assistance projects to support immediate reconstruction, rehabilitation, and associated development activities. The PEF was terminated on June 30, 2011, but actions necessary to wind up its activities are continuing.

Contributed resources: ADB contributed $80.0 million to the PEF. In addition, Australia contributed $15.0 million; Belgium, $14.3 million; Finland, $12.3 million; and Norway, $20.0 million. As of December 31, 2011, the PEF's resources totaled $146.4 million, of which $141.9 million had been utilized, leaving an uncommitted balance of $4.6 million ($3.9 million as of December 31, 2010).

Operations: No new technical assistance or grants were approved or made effective in 2011 and 2010. The balance of undisbursed commitments inclusive of grant advances as of December 31, 2011 amounted to $16.8 million, as compared with $26.9 million as of the end of 2010.

Investment position: As of December 31, 2011, the PEF's total investment portfolio amounted to $20.8 million ($30.3 million as of December 31, 2010). Because of its smaller portfolio, revenues decreased to $1.0 million in 2011 ($1.3 million in 2010).

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund (RCIF) was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in the region. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources: ADB contributed $40.0 million to the RCIF as part of the 2006 ordinary capital resources net income allocation. In May 2010, $10.0 million was transferred to the RCIF from ordinary capital resources allocable net income. As of December 31, 2011, the RCIF's resources totaled $53.1 million, of which $48.9 million had been utilized, leaving an uncommitted balance of $4.1 million ($10.4 million as of December 31, 2010).

Operations: In 2011, seven technical assistance projects totaling $5.7 million became effective (13 technical assistance and one supplementary approval totaling $12.0 million in 2010), net of $0.3 million ($0.1 million in 2010) savings on financially completed technical assistance projects. The balance of undisbursed commitments as of December 31, 2011 amounted to $24.0 million, as compared with $29.4 million as of the end of 2010.

Investment position: As of December 31, 2011, the RCIF's total investment portfolio amounted to $26.1 million ($37.4 million as of December 31, 2010). Revenue from investments for 2011 was $0.06 million ($0.1 million in 2010), reflecting the low interest rate environment.

Climate Change Fund

The Climate Change Fund (CCF) was established in April 2008 to facilitate greater investments in developing member countries to address the causes and consequences of climate change alongside ADB's assistance in related sectors.

Contributed resources: ADB provided the initial contribution of $40.0 million in May 2008, as part of the 2007 ordinary capital resources net income allocation. In May 2010, $10.0 million was transferred to the CCF from ordinary capital resources allocable net income. As of December 31, 2011, the CCF's resources totaled $51.1 million, of which $36.9 million had been utilized, leaving an uncommitted balance of $14.2 million ($19.1 million as of December 31, 2010).

Operations: In 2011, net technical assistance and/or grant expenses totaled $4.6 million, comprising two technical assistance, two grants and one supplementary technical assistance approval totaling $5.1 million that became effective and a $0.4 million write-back for financially completed and/or cancelled projects (six technical assistance, three grants and two supplementary technical assistance approvals for a total of $17.2 million in 2010). The balance of undisbursed commitments inclusive of grant advances as of December 31, 2011 amounted to $23.7 million, as compared with $24.4 million as of the end of 2010.

Investment position: As of December 31, 2011, the CCF's total investment portfolio amounted to $37.7 million ($43.4 million as of December 31, 2010). With the lower yield on U.S. dollar placements, revenue from investments decreased to $0.08 million in 2011 ($0.1 million in 2010).

Asia Pacific Disaster Response Fund

The Asia Pacific Disaster Response Fund (APDRF) was established on April 1, 2009 to provide timely incremental grant resources to developing member countries affected by natural disasters.

Contributed resources: In May 2009, $40.0 million was transferred from the ATF as the initial resources of the APDRF. With accumulated income from investment and other sources of $0.2 million, total resources of the APDRF as of December 31, 2011 amounted to $40.2 million, of which $27.8 million had been utilized, leaving an uncommitted balance of $12.4 million.

Operations: In 2011, five grants totaling $15.0 million became effective (two grants totaling $5.5 million in 2010). The balance of undisbursed commitments inclusive of grant advances as of December 31, 2011 amounted to $3.1 million (nil in 2010).

Investment position: As of December 31, 2011, the APDRF's total investment portfolio amounted to $11.2 million ($20.1 million as of December 31, 2010). Total revenue from investments for 2011 was $0.03 million ($0.1 million in 2010).

Trust Funds Managed by ADB

Japan Scholarship Program

The Japan Scholarship Program (JSP) was established in 1988 to provide opportunities for well-qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific.

The JSP is funded by the Government of Japan and administered by ADB. In 2011, the JSP had 27 participating institutions in 10 countries. Between 1988 and 2011, Japan contributed $125.6 million, and 2,823 scholarships were awarded to recipients from 35 members. Of the total, 2,502 have completed their courses. Women have received 985 scholarships. An average of 150 new scholarships a year has been awarded in the past 10 years.

Japan Fund for Poverty Reduction

The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that can add value to projects financed by ADB. In 2011, the JFPR expanded its scope of grant assistance to provide technical assistance grants in addition to project grants. As of the end of 2011, JFPR funds made available totaled about $504.3 million. The Government of Japan had approved 148 grant projects (equivalent to $374.9 million) and 86 technical assistance projects (equivalent to $89.8 million). ADB had approved 145 grant projects (equivalent to $370.5 million) and 74 technical assistance projects (equivalent to $72.8 million).

Grant Cofinancing Activities

Trust funds and project-specific grants are key instruments to mobilize and channel financial resources from external sources to finance technical assistance and components of investment projects. They play an important role in complementing ADB's own resources. Multilateral, bilateral, and private sector partners have contributed more than $4.3 billion in grants to ADB's operations. In 2011, grant cofinancing for ADB approved projects totaled $1,182.9 million comprising $211.4 million for 133 technical assistance projects and $971.5 million for components of 27 investment projects.

By the end of 2011, ADB was administering 36 trust funds comprising 29 stand-alone trust funds[11] and seven trust funds established under financing partnership facilities. Of these, 24 have balances totaling $382.0 million in grants. Additional grant resources from external partners totaled $253.6 million in 2011, comprising $82.6 million in new contributions and $171.0 million in replenishments to existing trust funds.

New contributions totaling $1.3 million were provided to the Fourth High Level Forum on Aid Effectiveness Trust Fund by the Governments of Australia, Canada, Finland, France, Germany, Ireland, Luxembourg, the Netherlands and Switzerland; and the African Development Bank, the Arab Fund, and the Global Fund to Fight Aids, Tuberculosis, and Malaria. The Afghanistan Infrastructure Trust Fund received $56.3 million from the Government of the United Kingdom and $20.0 million from the Government of Japan. The Government of Switzerland provided $5.0 million for the multidonor trust fund under the Water Financing Partnership Facility. The following replenishments were also provided:

(i) a $22.3 million from the Government of Australia for the multi-donor Clean Energy Fund under the Clean Energy Financing Partnership Facility and the Multi-Donor trust fund under the Water Financing Partnership Facility;

(ii) a $4.0 million from the Government of Austria for the multi-donor fund under the Water Financing Partnership Facility and for a technical support under the Carbon Market Initiative;

(iii) a $76.9 million from the Government of Japan for the Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility, Japan Fund for Poverty Reduction, and Japan Scholarship Program;

(iv) a $6.0 million from the Government of the Republic of Korea for the e-Asia and Knowledge Partnership Fund;

(v) a $2.1 million from the Government of Luxembourg for the Financial Sector Development Partnership Fund;

(vi) a $8.3 million from the Government of Norway for the multi-donor Clean Energy Fund under the Clean Energy Financing Partnership Facility; and

(vii) a $7.2 million from the Government of Sweden for the Urban Environmental Infrastructure Fund under the Urban Financing Partnership Facility.

Additional grants were also received from the Climate Investment Fund for $19.4 million and the Global Environment Fund for $24.8 million.

[11] Trust funds not related to financing partnership facilities and including the Japan Scholarship Program.

GOVERNANCE

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Compliance Review Committee, a Development Effectiveness Committee, an Ethics Committee, and a Human Resources Committee.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls. The Audit Committee consists of not more than six members of the Board of Directors. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The Audit Committee assesses in its annual report its work and evaluates its performance annually relative to the Audit Committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB's financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. The Budget Review Committee consists of not more than six members of the Board of Directors, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and as needed any major new programs or initiatives with substantive budget implications, and reports its findings to the Board of Directors. It also considers any other aspects of the administrative budget that the President may request and reports its findings to the Board of Directors.

Compliance Review Committee

The Compliance Review Committee was established under ADB's accountability mechanism. The Compliance Review Committee clears the Compliance Review Panel's proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel's draft monitoring reports on implementation of remedial actions approved by the Board of Directors before the panel finalizes them. The committee consists of six members of the Board of Directors: four representing regional members (at least three of whom are from borrowing countries) and two representing nonregional members.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB's programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB's

operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The Development Effectiveness Committee consists of not more than six members of the Board of Directors. The President appoints the members of the Development Effectiveness Committee, in consultation with the Board of Directors, and designates one of them as the Chairperson.

The Development Effectiveness Committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB's Operations Evaluation Office (OED); (ii) review OED's reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the annual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the Code of Conduct adopted by the Board of Directors in September 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (Executive Directors, Alternate Executive Directors, and temporary Alternate Directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The Ethics Committee is responsible for advising Executive Directors, Alternate Executive Directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against Executive Directors, Alternate Executive Directors, or the President that relate to the performance of their duties. It recommends appropriate action to the Board of Directors.

Human Resources Committee

The Human Resources Committee is a means by which the Board of Directors can provide guidance on human resources management, in view of Strategy 2020 in terms of the systematic implementation of wide ranging reforms and fundamental improvements to its human resources management. Its primary responsibility includes reviewing, monitoring and making recommendations to the Board of Directors on ADB's human resources strategies and policies. The Human Resources Committee consists of not more than six members of the Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a 5-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has five Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 27, 2012:

Executive Directors	Alternate Executive Directors	Members Represented
Micheline Aucoin	Jacob A. Rooimans	Canada, Denmark, Finland, Ireland, The Netherlands, Norway, Sweden
Phil Bowen	Andrew Collins	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Jérôme Destombes	José-Miguel Cortés	Belgium, France, Italy, Portugal, Spain, Switzerland
Gaudencio S. Hernandez, Jr.	Siraj S. Shamsuddin	Kazakhstan, Maldives, Marshall Islands, Mongolia, Pakistan, Philippines, Timor-Leste
Ashok K. Lahiri	Bounleua Sinxayvolavong	Afghanistan, Bangladesh, Bhutan, India, Lao People's Democratic Republic, Tajikistan, Turkmenistan
Robert M. Orr	Maureen Grewe	United States
Kazuhiko Koguchi	Hideo Fukushima	Japan
Maurin Sitorus	CJ (Stan) Vandersyp	Armenia, Cook Islands, Fiji, Indonesia, Kyrgyz Republic, New Zealand, Samoa, Tonga
Yeo Kwon Yoon	Wilson Kamit	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Chaiyuth Sudthitanakorn	Govinda Bahadur Thapa	Brunei Darussalam, Malaysia, Myanmar, Nepal, Singapore, Thailand
Eduard Westreicher	Cedric Crelo	Austria, Germany, Luxembourg, Turkey, United Kingdom
Yingming Yang	Guoqi Wu	People's Republic of China

Principal Officers

The principal officers of ADB are as follows:

President	Haruhiko Kuroda
Vice-President (Operations 1)	Xiaoyu Zhao
Vice-President (Operations 2)	Stephen P. Groff
Vice-President (Private Sector and Cofinancing Operations)	Lakshmi Venkatachalam
Vice-President (Knowledge Management and Sustainable Development)	Bindu N. Lohani
Vice-President (Finance and Administration)	Thierry de Longuemar
Managing Director General	Rajat M. Nag
The Secretary	Robert L.T. Dawson
General Counsel	Jeremy H. Hovland
Director General, East Asia Department	Robert Wihtol
Director General, South Asia Department	Juan Miranda
Director General, Central and West Asia Department	Klaus Gerhaeusser
Director General, Southeast Asia Department	Kunio Senga
Director General, Pacific Department	Xianbin Yao
Director General, Private Sector Operations Department	Philip C. Erquiaga
Director General, Regional and Sustainable Development Department concurrently Chief Compliance Officer and Principal Director, Office of Information Systems and Technology	Seethapathy Chander

Director General, Strategy and Policy Department	Kazu Sakai
Director General, Independent Evaluation Department	Vinod Thomas
Director General, Budget, Personnel and Management Systems Department	Yasushi Kanzaki
Chief Economist, Economics and Research Department	Changyong Rhee
Head, Office of Cofinancing Operations	Cécile L.H.F. Gregory
Principal Director, Central Operations Services Office	Hamid L. Sharif
Principal Director, Office of Administrative Services	Benjamin Lee
Principal Director, Department of External Relations	Ann Quon
Treasurer	Mikio Kashiwagi
Controller	Vacant
Auditor General	Kathleen M. Moktan
Head, Office of Anticorruption and Integrity	Peter E. Pedersen
Head, Office of Risk Management	Juan Limandibrata
Head, Office of Regional Economic Integration	Iwan J. Azis

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES, AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

Page

These Financial Statements were noted by ADB's Board of Directors on April 11, 2012. They are subject to the approval of ADB's Board of Governors, which approval is expected to be obtained at ADB's Annual Meeting in Manila, Philippines to be held on May 2 to 5, 2012.

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ORDINARY CAPITAL RESOURCES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of December 31, 2011. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment, management believes that as of December 31, 2011, ADB's internal control over financial reporting is effective based upon the criteria established in Internal Control – Integrated Framework.



Haruhiko Kuroda
President



Thierry de Longuemar
Vice President (Finance and Administration)



Hiroshi Fukukawa
Officer-in-Charge, Controller's Department

March 14, 2012



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.



Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2011, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying balance sheet of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2011 and 2010 and the related statements of income and expenses, comprehensive income, changes in capital and reserves and cash flows, for each of the years in the two-year period ended December 31, 2011 and our report dated March 14, 2012 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Public Accountants and
Certified Public Accountants

Singapore
March 14, 2012



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying balance sheet of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2011 and 2010 and the related statements of income and expenses, comprehensive income, changes in capital and reserves and cash flows, for each of the years in the two-year period ended December 31, 2011. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Ordinary Capital Resources as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2011 and 2010 financial statements taken as a whole. The summary statement of loans and summary statement of borrowings as of December 31, 2011 and 2010, and statement of subscriptions to capital stock and voting power as of December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of ADB's management. Such 2011 and 2010 schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2012 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 14, 2012

ASIAN DEVELOPMENT BANK—
BALANCE
December 31, 2011
Expressed in Thousands of

ASSETS

	2011		2010	
DUE FROM BANKS (Note C)		$ 187,989		$ 114,648
INVESTMENTS (Notes C, D, L, and P)				
Government or government-guaranteed obligations	$ 19,156,304		$ 13,842,500	
Time deposits	1,151,963		2,285,773	
Other securities	1,200,002	21,508,269	2,125,086	18,253,359
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Note P)		330,044		707,851
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note P)		395,498		318,228
LOANS OUTSTANDING (Appendix VI) (Notes A, E, and P) (Including ASC 815 adjustment of nil – 2011 and $278 – 2010; net unamortized loan origination costs of $64,901 – 2011 and $53,441 – 2010)				
Sovereign	47,052,649		43,634,265	
Nonsovereign	2,741,641		2,352,051	
	49,794,290		45,986,316	
Less—allowance for loan losses	35,030	49,759,260	42,505	45,943,811
EQUITY INVESTMENTS (Notes A, G, and P)		970,622		1,108,198
ACCRUED INTEREST RECEIVABLE				
Investments	117,516		117,493	
Loans	181,423	298,939	183,534	301,027
RECEIVABLE FROM SWAPS (Notes H and P)				
Borrowings	31,373,104		29,475,685	
Others	6,220,207	37,593,311	1,781,058	31,256,743
OTHER ASSETS				
Property, furniture, and equipment (Note I)	161,451		161,177	
Investment related receivables (Note D)	2,428		272,544	
Swap related collateral (Note H)	1,942,954		1,588,350	
Miscellaneous (Note N)	159,290	2,266,123	144,246	2,166,317
TOTAL		**$ 113,310,055**		**$ 100,170,182**

The accompanying notes are an integral part of these financial statements (Appendix IX).

Appendix I

ORDINARY CAPITAL RESOURCES
SHEET
and 2010
United States Dollars

LIABILITIES, CAPITAL, AND RESERVES

	2011		2010	
BORROWINGS (Appendix VII) (Notes H, J, and P)				
At amortized cost	$ 4,240,356		$ 3,771,063	
At fair value	54,037,988	$ 58,278,344	48,075,055	$ 51,846,118
ACCRUED INTEREST ON BORROWINGS		556,423		540,366
PAYABLE FOR SWAPS (Notes H, J, and P)				
Borrowings	27,465,365		25,775,013	
Others	6,576,366	34,041,731	2,077,841	27,852,854
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT		330,820		714,490
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables (Note D)	2,321		411,988	
Payable for swap related collateral (Note H)	1,942,954		1,588,350	
Undisbursed technical assistance commitments (Note M)	–		1,347	
Accrued pension and postretirement medical benefit costs (Note O)	1,472,179		1,168,252	
Miscellaneous (Notes F, I, and N)	151,744	3,569,198	167,948	3,337,885
TOTAL LIABILITIES		96,776,516		84,291,713
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VIII) (Note K)				
Authorized				
(SDR106,389,330,000 – 2011 and 2010)				
Subscribed				
(SDR105,835,800,000 – 2011; SDR93,472,010,000 – 2010)	162,486,521		143,949,700	
Less—"callable" shares subscribed	154,335,557		136,535,071	
"Paid-in" shares subscribed	8,150,964		7,414,629	
Less—subscription installments not due	2,828,710		3,084,711	
Subscription installments matured	5,322,254		4,329,918	
Less—capital transferred to the Asian Development Fund and discount	85,482		74,240	
	5,236,772		4,255,678	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)	(578,991)		(341,130)	
	4,657,781		3,914,548	
Net notional amounts required to maintain value of currency holdings (Note K)	(595,806)		(419,186)	
Ordinary reserve (Note L)	10,459,995		10,030,460	
Special reserve (Note L)	245,948		230,226	
Loan loss reserve (Note L)	200,100		246,000	
Surplus (Note L)	1,131,756		1,131,756	
Cumulative revaluation adjustments account (Note L)	261,300		183,521	
Net income after appropriation (Appendix IV) (Note L)	593,735		614,489	
Accumulated other comprehensive loss (Note L)	(421,270)	16,533,539	(53,345)	15,878,469
TOTAL		**$ 113,310,055**		**$ 100,170,182**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2011 and 2010
Expressed in Thousands of United States Dollars

	2011			2010		
REVENUE (Note M)						
From loans (Note E)						
Interest	$ 664,313			$ 688,006		
Commitment charge	50,814			58,151		
Other	(65,528)	$ 649,599		(65,678)	$ 680,479	
From investments (Note D)						
Interest		365,263			367,499	
From guarantees (Note F)		15,722			11,322	
From equity investments		44,030			58,425	
From other sources—net (Notes E and Q)		20,439			24,160	
TOTAL REVENUE			$ 1,095,053			$ 1,141,885
EXPENSES (Note M)						
Borrowings and related expenses (Note J) (Including amortization of derivative transition adjustments reclassified from other comprehensive income of nil – 2011 and $1,620 – 2010)		367,916			386,048	
Administrative expenses (Note M) (Including amortization of estimated actuarial losses and prior service costs reclassified from other comprehensive income of $46,092 – 2011 and $15,823 – 2010)		315,945			294,251	
Write back (Note E)		(7,395)			(44,713)	
Other expenses		4,938			3,544	
TOTAL EXPENSES			681,404			639,130
NET REALIZED GAINS (LOSSES)						
From investments (Note D) (Including gains reclassified from other comprehensive income of $59,935 – 2011 and $20,237 – 2010)		84,306			33,805	
From equity investments (Note M) (Including gains reclassified from other comprehensive income of $110,845 – 2011 and $7,493 – 2010)		120,614			48,080	
From borrowings		5,497			1,444	
Others (Note D) (Including gains reclassified from other comprehensive income of $935 – 2011 and nil – 2010)		(20,292)			(3,011)	
NET REALIZED GAINS			190,125			80,318
NET UNREALIZED GAINS (Note M)			5,683			42,738
NET INCOME			**$ 609,457**			**$ 625,811**

The accompanying notes are an integral part of these financial statements (Appendix IX).

Appendix III

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2011 and 2010
Expressed in Thousands of United States Dollars

	2011	2010
NET INCOME (Appendix II)	$ 609,457	$ 625,811
Other comprehensive loss (Note M)		
Reclassification to net income:		
Amortization of derivatives transition adjustment	–	1,620
Defined benefit plans		
Net actuarial loss during the period	(307,697)	(290,714)
Amortization of net actuarial losses	45,127	20,390
Amortization of prior service cost	965	(4,567)
Currency translation adjustments	18,358	118,980
Unrealized investment holding (losses) gains		
Unrealized investment holding gains during the period	47,037	86,426
Less: Reclassification adjustments for gains included in net income	(171,715)	(27,797)
Total other comprehensive loss	(367,925)	(95,662)
COMPREHENSIVE INCOME	**$ 241,532**	**$ 530,149**

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Years Ended December 31, 2011 and 2010
Expressed in Thousands of United States Dollars (Note K)

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2010	**$ 3,818,297**	**$ (142,181)**	**$ (523,220)**	**$ 9,789,807**	**$ 218,903**	**$ 493,162**	**$ 884,594**	**$ 631,129**	**$ (36,725)**	**$ 42,317**	**$ 15,176,083**
Comprehensive income (loss) for the year 2010 (Appendix III) (Note L)									625,811	(95,662)	530,149
Appropriation of guarantee fees to Special Reserve (Note L)					11,322				(11,322)		-
Change in SDR value of paid-in shares subscribed	51,871										51,871
Change in subscription installments not due	(2,248,259)										(2,248,259)
Additional paid-in shares subscribed during the year	2,632,723										2,632,723
Change in SDR value of capital transferred to Asian Development Fund	1,046										1,046
Change in notional maintenance of value (Note K)			104,034								104,034
Demand obligations on account of subscription received during the year		(189,276)									(189,276)
Encashment of demand obligations during the year		14,235									14,235
Change in US Dollar value of demand obligations		(23,908)									(23,908)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				230,882		(247,162)	247,162	(447,607)	216,725		-
Allocation of prior year income to ADF, TASF, RCIF and CCF (Note L)									(180,000)		(180,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				9,771							9,771
Balance, December 31, 2010	**$ 4,255,678**	**$ (341,130)**	**$ (419,186)**	**$ 10,030,460**	**$ 230,226**	**$ 246,000**	**$ 1,131,756**	**$ 183,521**	**$ 614,489**	**$ (53,345)**	**$ 15,878,469**
Comprehensive income (loss) for the year 2011 (Appendix III) (Note L)									609,457	(367,925)	241,532
Appropriation of guarantee fees to Special Reserve (Note L)					15,722				(15,722)		-
Change in SDR value of paid-in shares subscribed	202,085										202,085
Change in subscription installments not due	193,663										193,663
Additional paid-in shares subscribed during the year	585,119										585,119
Change in SDR value of capital transferred to Asian Development Fund	227										227
Change in notional maintenance of value (Note K)			(176,620)								(176,620)
Demand obligations on account of subscription received during the year		(263,627)									(263,627)
Encashment of demand obligations during the year		18,171									18,171
Change in US Dollar value of demand obligations		7,595									7,595
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				422,610		(45,900)	-	77,779	(454,489)		-
Allocation of prior year income to ADF and TASF (Note L)									(160,000)		(160,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				6,925							6,925
Balance, December 31, 2011	**$ 5,236,772**	**$ (578,991)**	**$ (595,806)**	**$ 10,459,995**	**$ 245,948**	**$ 200,100**	**$ 1,131,756**	**$ 261,300**	**$ 593,735**	**$ (421,270)**	**$ 16,533,539**

Note: Figures may not add up due to rounding.

The accompanying notes are an integral part of these financial statements (Appendix IX).

Appendix V

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010
Expressed in Thousands of United States Dollars

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 563,092	$ 669,427
Interest on investments received	400,085	387,861
Interest paid for securities purchased under resale/repurchase arrangement	(1,342)	(2,293)
Interest and other financial expenses paid	(326,928)	(299,183)
Administrative expenses paid	(260,447)	(258,601)
Others—net	42,431	24,561
Net Cash Provided by Operating Activities	416,891	521,772
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	4,941,371	5,202,164
Maturities of investments	164,772,539	100,204,828
Purchases of investments	(173,155,127)	(109,885,121)
Net payments on future contracts	(556)	(398)
Net (payments for) receipts from securities purchased under resale arrangement	(75,511)	7,692
Principal collected on loans	2,779,465	2,305,080
Loans disbursed	(6,285,444)	(5,892,748)
Receipts from swaps	89,928	323,017
Payments for swaps	(238,033)	(554,862)
Property, furniture, and equipment acquired	(19,217)	(19,791)
Change in swap related collateral	354,568	853,300
Purchases of equity investments	(76,664)	(183,039)
Sales of equity investments	207,424	109,970
Net Cash Used in Investing Activities	(6,705,257)	(7,529,908)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	13,908,636	14,465,398
Borrowings redeemed	(8,247,534)	(7,489,554)
Matured capital subscriptions collected[1]	496,027	222,385
Issuance expenses paid	(31,800)	(37,871)
Demand obligations of members encashed	18,171	14,235
Receipts from swaps	382,937	95,557
Payments for swaps	–	(106,570)
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(40,000)
Resources transferred to RCIF	–	(10,000)
Resources transferred to CCF	–	(10,000)
Net Cash Provided by Financing Activities	6,366,437	6,983,580
Effect of Exchange Rate Changes on Due from Banks	(4,730)	9,361
Net Increase (Decrease) in Due from Banks	73,341	(15,195)
Due from Banks at Beginning of Year	114,648	129,843
Due from Banks at End of Year	$ 187,989	$ 114,648
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 609,457	$ 625,811
Adjustments to reconcile net income to net cash provided by operating activities:[2]		
Depreciation and amortization	90,655	135,878
Write back—net	(7,395)	(44,713)
Net realized gains from investments, equity investments and other borrowings	(212,527)	(90,919)
Proportionate share in earnings on equity investments	(28,989)	(39,868)
Net unrealized gains	(5,683)	(55,105)
Change in accrued revenue from loans, investments and other swaps	(84,538)	(12,368)
Change in receivable from ADF - allocation of administrative expenses	(12,798)	14,534
Change in accrued interest on borrowings and swaps, and other expenses	307,446	274,511
Change in pension and postretirement benefit liability	(261,605)	(274,891)
Others—net	22,868	(11,098)
Net Cash Provided by Operating Activities	$ 416,891	$ 521,772

Supplementary disclosure of noncash financing activities:

[1] Nonnegotiable, noninterest-bearing demand promissory notes amounting to $261,336 ($191,509 – 2010) were received from members.

[2] Includes securities received from restructuring (nil – 2011; $47,483 – 2010).

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2011
Expressed in Thousands of

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Afghanistan	$ 42,941	$ –	$ –	$ 42,941	0.05
Armenia	69,204	185,796	20,000	275,000	0.35
Azerbaijan	242,288	323,191	500,000	1,065,479	1.36
Bangladesh	1,455,030	716,630	1,019,000	3,190,660	4.09
Bhutan	44,177	6,823	–	51,000	0.06
Cambodia	4,025	–	–	4,025	0.01
People's Republic of China	12,147,533	4,590,346	1,622,137	18,360,016	23.51
Cook Islands	15,604	3,026	4,700	23,330	0.03
Fiji	124,209	48,583	–	172,792	0.22
Georgia	150,178	–	160,000	310,178	0.40
India	10,516,894	4,444,264	2,540,540	17,501,698	22.42
Indonesia	10,011,508	507,383	480,000	10,998,891	14.09
Kazakhstan	1,005,030	440,389	378,000	1,823,419	2.34
Republic of Korea	32,356	–	–	32,356	0.04
Lao People's Democratic Republic	61,240	–	448,200	509,440	0.65
Malaysia	131,168	–	–	131,168	0.17
Maldives	6,137	–	–	6,137	0.01
Marshall Islands	2,060	–	–	2,060	0.00
Federated States of Micronesia	2,246	2,546	–	4,792	0.01
Mongolia	4,611	–	–	4,611	0.01
Nauru	558	–	–	558	0.00
Nepal	1,100	–	–	1,100	0.00
Pakistan	5,491,202	1,909,536	377,040	7,777,778	9.96
Palau	6,400	6,200	–	12,600	0.02
Papua New Guinea	165,077	93,618	165,900	424,595	0.54
Philippines	4,928,453	529,688	362,000	5,820,141	7.45
Sri Lanka	723,031	765,850	85,000	1,573,881	2.02
Thailand	337,469	420,026	–	757,495	0.97
Turkmenistan	–	125,000	–	125,000	0.16
Uzbekistan	569,744	756,988	680,000	2,006,732	2.57
Viet Nam	1,399,260	2,588,099	1,031,390	5,018,749	6.43
	49,690,733	18,463,982	9,873,907	78,028,622	99.94
Regional	38,657	12,000	–	50,657	0.06
TOTAL – December 31, 2011	49,729,390	18,475,982	9,873,907	78,079,279	**100.00**
Allowance for loan losses	(35,030)	–	–	(35,030)	
Unamortized loan origination cost—net	64,900	–	–	64,900	
NET BALANCE – December 31, 2011	**$ 49,759,260**	**$ 18,475,982**	**$ 9,873,907**	**$ 78,109,149**	
Made up of:					
Sovereign Loans	$ 47,052,649	$ 18,059,010	$ 7,729,810	$ 72,841,469	
Nonsovereign Loans					
Private Sector	2,485,257	386,972	1,509,797	4,382,026	
Public Sector	221,354	30,000	634,300	885,654	
Net Balance – December 31, 2011	$ 49,759,260	$ 18,475,982	$ 9,873,907	$ 78,109,149	
TOTAL – December 31, 2010	$ 45,932,875	$ 15,827,624	$ 8,749,419	$ 70,509,918	
Allowance for loan losses	(42,505)	–	–	(42,505)	
Unamortized loan origination cost—net	53,441	–	–	53,441	
NET BALANCE – December 31, 2010	**$ 45,943,811**	**$ 15,827,624**	**$ 8,749,419**	**$ 70,520,854**	
Made up of:					
Sovereign Loans	$ 43,634,265	$ 15,260,098	$ 7,642,108	$ 66,536,471	
Nonsovereign Loans					
Private Sector	2,141,113	452,956	973,011	3,567,080	
Public Sector	168,433	114,570	134,300	417,303	
Net Balance – December 31, 2010	$ 45,943,811	$ 15,827,624	$ 8,749,419	$ 70,520,854	

[1] Amounts outstanding on the multicurrency fixed lending rate loans totaled $11,488 ($18,378 – 2010), on pool-based loans totaled $7,108,319 ($8,249,314 – 2010) and on LIBOR-based loans and market-based loans totaled $42,609,582 ($37,665,183 – 2010). The average yield on loans was 1.34% (1.61% – 2010).

[2] Refer to the unwithdrawn portions of effective loans as of December 31, 2011. Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $546,656 ($331,488 – 2010).

[3] Refer to approved loans that have not become effective as of December 31, 2011, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

[4] Includes undisbursed commitment relating to Revolving Credit Facility of Trade Finance Facilitation Program amounting to $12,000.

The accompanying notes are an integral part of these financial statements (Appendix IX).

ORDINARY CAPITAL RESOURCES
OF LOANS
and 2010
United States Dollars

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2012	$ 3,293,234	2021	17,670,512
2013	4,736,726	2026	13,733,449
2014	4,612,439	2031	10,953,335
2015	3,624,451	2036	5,026,281
2016	3,954,839	over 2036	600,106
		Total	**$ 68,205,372**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2011	2010	Currency	2011	2010
Chinese yuan	$ 266,350	$ 245,576	Pakistan rupee	177	186
Euro	41,469	–	Philippine peso	67,254	85,719
Japanese yen	4,512,468	4,933,225	Swiss franc	1,697	2,429
Indian rupee	171,552	229,696	Thailand baht	181,924	31,692
Indonesian rupiah	37,466	37,862	United States dollar	44,291,447	40,350,211
Kazakhstan tenge	157,586	16,279			
			Total	**$ 49,729,390**	**$ 45,932,875**

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2011
Expressed in Thousands of

	Borrowings		Swap Arrangements[2]				Weighted
	Principal Outstanding[1]		Payable (Receivable)[3]		Net Currency Obligation[3]		Average Cost (%)
	2011	2010	2011	2010	2011	2010	After Swaps
Australian dollar	$ 9,824,319	$ 7,924,666	$ (9,978,489)	$ (7,989,734)	$ (154,170)	$ (65,068)	
Brazilian real	1,206,052	1,014,970	(1,190,701)	(1,021,235)	15,351	(6,265)	
Canadian dollar	1,725,049	1,655,931	(1,801,090)	(1,702,408)	(76,041)	(46,477)	
Chinese yuan	520,666	433,424	65,715	112,825	514,725	469,094	
			(71,656)	(77,155)			
Euro	–	13,358	–	(13,420)	–	(62)	
Hong Kong dollar	193,501	200,488	(195,056)	(201,745)	(1,555)	(1,257)	
Indian rupee	89,792	106,264	17,844	24,895	95,882	112,344	
			(11,754)	(18,815)			
Japanese yen	3,725,949	3,781,235	3,592,462	4,110,480	3,928,177	4,535,568	
			(3,390,234)	(3,356,147)			
Kazakhstan tenge	8,081	16,279	–	–	8,081	16,279	
Malaysian ringgit	174,927	336,301	(178,895)	(337,699)	(3,968)	(1,398)	
Mexican peso	42,066	125,842	(42,427)	(126,934)	(361)	(1,092)	
New Zealand dollar	374,780	259,503	(378,702)	(263,485)	(3,922)	(3,982)	
Norwegian krone	259,744	–	(262,664)	–	(2,920)	–	
Philippine peso	115,210	119,604	–	–	(569)	4	
			(115,779)	(119,600)			
Pound sterling	1,016,034	388,590	(1,012,810)	(402,544)	3,224	(13,954)	
Singapore dollar	193,539	437,883	(195,995)	(441,952)	(2,456)	(4,069)	
South African rand	2,683,858	3,136,651	(2,701,508)	(3,169,932)	(17,650)	(33,281)	
Swiss franc	960,481	912,517	(565,826)	(521,672)	394,655	390,845	
Thai baht	36,663	225,418	(36,861)	(228,396)	(198)	(2,978)	
Turkish lira	1,743,444	2,496,494	(1,759,092)	(2,525,698)	(15,648)	(29,204)	
United States dollar	33,363,106	28,236,450	23,789,344	21,526,813	49,668,885	42,806,149	
			(7,483,565)	(6,957,114)			
Subtotal	58,257,261	51,821,868	**$ (3,907,739)**	**$ (3,700,672)**	**$ 54,349,522**	**$ 48,121,196**	0.69
Unamortized discounts/ *premiums and* transition adjustments	21,083	24,250					
Accumulated translation adjustments							0.49
Total	**$ 58,278,344**[4]	**$ 51,846,118**					**1.13**

[1] Reported at Fair Value upon adoption of ASC 820/825 effective January 1, 2008, except for unswapped borrowings which are reported at net of principal amount and unamortized discount/premium of zero coupon bonds. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in United States dollar equivalents) are:

	Aggregate Face Amount		Discounted Value	
Currency	2011	2010	2011	2010
Australian dollar	$ 1,793,937	$ 1,555,452	$ 1,591,483	$ 1,366,146
Brazilian real	214,941	75,000	174,646	49,330
Canadian dollar	783,392	800,000	745,089	730,938
South African rand	1,308,981	1,276,835	1,061,010	980,939
Swiss franc	521,544	522,883	422,665	402,584
Turkish lira	1,241,471	1,998,714	967,142	1,563,670
United States dollar	4,079,042	2,887,736	2,947,003	2,273,842

Appendix VII

ORDINARY CAPITAL RESOURCES
OF BORROWINGS
and 2010
United States Dollars

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[5]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2012	$ 10,626,473	2021	8,123,926
2013	8,597,904	2026	305,619
2014	11,135,267	2031	2,864,090
2015	8,024,622	2036	46,646
2016	8,553,797	over 2036	–
		Total	**$ 58,278,344**

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Average Rate (%) Pay Floating[6]	Maturing Through[7]
Receive Fixed Swaps:				
Australian dollar[8]	$ 65,020	2.64	(0.03)	2027–2032
Chinese yuan	308,016	3.34	4.47	2015–2020
Indian rupee	94,153	5.40	7.83	2014
United States dollar	27,524,960	2.58	0.50	2012–2041
United States dollar[9]	65,020	2.14	(0.06)	2016–2027
Receive Floating Swaps:				
Japanese yen	65,020	3.22	(0.06)	2016–2032
United States dollar	771,000	0.87	0.60	2012–2020
Total	**$ 28,893,189**			

[2] Include currency and interest rate swaps. At December 31, 2011, the remaining maturity of swap agreements ranged from less than one year to 25 years. Approximately 79.16% of the swap receivables and 82.28% of the payables are due before January 1, 2017.

[3] Adjusted by the cumulative effect of the adoption of ASC 815 effective January 1, 2001.

[4] Excludes accrued interest and commission.

[5] Bonds with put and call options were considered maturing on the first put or call date.

[6] Represents average current floating rates, net of spread.

[7] Swaps with early termination date were considered maturing on the first termination date.

[8] Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.

[9] Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK— STATEMENT OF SUBSCRIPTIONS TO December 31, Expressed in Thousands of

MEMBERS	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of Shares	Percent of Total	Par Value of Shares[1] Total	Callable	Paid-in	Number of Votes	Percent of Total
REGIONAL							
Afghanistan	3,585	0.03	$ 55,039	$ 47,701	$ 7,339	43,075	0.33
Armenia	31,671	0.30	486,235	461,871	24,365	71,161	0.54
Australia	614,220	5.80	9,429,935	8,958,347	471,589	653,710	4.94
Azerbaijan	47,208	0.45	724,770	688,446	36,324	86,698	0.66
Bangladesh	108,384	1.02	1,663,987	1,580,775	83,212	147,874	1.12
Bhutan	660	0.01	10,133	9,503	629	40,150	0.30
Brunei Darussalam	37,386	0.35	573,976	545,220	28,756	76,876	0.58
Cambodia	5,250	0.05	80,602	73,877	6,724	44,740	0.34
People's Republic of China	684,000	6.46	10,501,247	9,976,016	525,231	723,490	5.47
Cook Islands	282	0.003	4,329	4,115	215	39,772	0.30
Fiji	7,218	0.07	110,816	105,273	5,542	46,708	0.35
Georgia	36,243	0.34	556,428	528,563	27,865	75,733	0.57
Hong Kong, China	57,810	0.55	887,540	843,140	44,400	97,300	0.74
India	672,030	6.35	10,317,475	9,801,501	515,974	711,520	5.38
Indonesia	547,268	5.17	8,402,041	7,977,129	424,912	586,758	4.44
Japan	1,656,630	15.65	25,433,743	24,161,788	1,271,956	1,696,120	12.82
Kazakhstan	85,608	0.81	1,314,314	1,248,574	65,740	125,098	0.95
Kiribati	426	0.004	6,540	6,218	322	39,916	0.30
Republic of Korea	534,738	5.05	8,209,672	7,799,126	410,547	574,228	4.34
Kyrgyz Republic	31,746	0.30	487,387	463,007	24,380	71,236	0.54
Lao People's Democratic Republic	1,476	0.01	22,661	21,248	1,412	40,966	0.31
Malaysia	289,050	2.73	4,437,698	4,215,759	221,939	328,540	2.48
Maldives	426	0.004	6,540	6,218	322	39,916	0.30
Marshall Islands	282	0.003	4,329	4,115	215	39,772	0.30
Federated States of Micronesia	426	0.004	6,540	6,218	322	39,916	0.30
Mongolia	1,596	0.02	24,503	23,275	1,228	41,086	0.31
Myanmar	57,810	0.55	887,540	843,140	44,400	97,300	0.74
Nauru	426	0.004	6,540	6,218	322	39,916	0.30
Nepal	15,606	0.15	239,594	227,604	11,990	55,096	0.42
New Zealand	163,020	1.54	2,502,797	2,377,642	125,155	202,510	1.53
Pakistan	231,240	2.19	3,550,158	3,372,620	177,539	270,730	2.05
Palau	342	0.003	5,251	4,990	261	39,832	0.30
Papua New Guinea	9,960	0.09	152,913	145,283	7,630	49,450	0.37
Philippines	252,912	2.39	3,882,882	3,688,716	194,166	292,402	2.21
Samoa	348	0.003	5,343	5,020	322	39,838	0.30
Singapore	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Solomon Islands	708	0.01	10,870	10,332	537	40,198	0.30
Sri Lanka	61,560	0.58	945,112	897,841	47,271	101,050	0.76
Taipei,China	115,620	1.09	1,775,079	1,686,325	88,754	155,110	1.17
Tajikistan	30,402	0.29	466,753	443,355	23,398	69,892	0.53
Thailand	144,522	1.37	2,218,803	2,107,834	110,969	184,012	1.39
Timor-Leste	1,050	0.01	16,120	15,307	814	40,540	0.31
Tonga	426	0.004	6,540	6,218	322	39,916	0.30
Turkmenistan	26,874	0.25	412,588	391,908	20,680	66,364	0.50
Tuvalu	150	0.001	2,303	2,180	123	39,640	0.30
Uzbekistan	71,502	0.68	1,097,749	1,042,848	54,901	110,992	0.84
Vanuatu	708	0.01	10,870	10,332	537	40,198	0.30
Viet Nam	36,228	0.34	556,198	520,103	36,094	75,718	0.57
Total Regional (Forward)	**6,713,153**	**63.43**	**103,065,024**	**97,889,649**	**5,175,376**	**8,608,673**	**65.07**

ORDINARY CAPITAL RESOURCES
CAPITAL STOCK AND VOTING POWER
2011
United States Dollars

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
Total Regional (Forward)	**6,713,153**	**63.43**	**103,065,024**	**97,889,649**	**5,175,376**	**8,608,673**	**65.07**
NONREGIONAL							
Austria	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Belgium	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Canada	555,258	5.25	8,524,709	8,098,396	426,314	594,748	4.50
Denmark	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Finland	36,120	0.34	554,540	526,813	27,727	75,610	0.57
France	247,068	2.33	3,793,161	3,603,463	189,698	286,558	2.17
Germany	459,204	4.34	7,050,021	6,697,446	352,575	498,694	3.77
Ireland	36,120	0.34	554,540	526,751	27,788	75,610	0.57
Italy	191,850	1.81	2,945,415	2,798,106	147,309	231,340	1.75
Luxembourg	36,120	0.34	554,540	526,751	27,788	75,610	0.57
Netherlands	108,882	1.03	1,671,633	1,588,037	83,595	148,372	1.12
Norway	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Portugal	12,040	0.11	184,847	171,843	13,004	51,530	0.39
Spain	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Sweden	36,120	0.34	554,540	526,813	27,727	75,610	0.57
Switzerland	61,950	0.59	951,100	903,522	47,578	101,440	0.77
Turkey	36,120	0.34	554,540	526,813	27,727	75,610	0.57
United Kingdom	216,786	2.05	3,328,250	3,161,812	166,439	256,276	1.94
United States	1,656,189	15.65	25,426,966	24,155,281	1,271,685	1,695,679	12.82
Total Nonregional	**3,870,427**	**36.57**	**59,421,498**	**56,445,909**	**2,975,589**	**4,620,737**	**34.93**
TOTAL	**10,583,580**	**100.00**	**$ 162,486,521**	**$ 154,335,557**	**$ 8,150,964**	**13,229,410**	**100.00**

Note: Figures may not add up due to rounding.

[1] The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on January 31, 1966. Pending ADB's selection of the appropriate successor to the 1966 dollar, the par value of each share is SDR10,000 for financial reporting purposes. Exchange rate at December 31, 2011 was $1.53527. (Notes B and K)

The accompanying notes are an integral part of these financial statements (Appendix IX).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note Q). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves and surplus. At December 31, 2011 and 2010, the total of such loans, equity investments, and guarantees aggregated approximately 29.2% and 30.2%, respectively, of the total subscribed capital, reserves, and surplus.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2011, such equity investments represented approximately 7.9% (7.9% – 2010) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the OCR are prepared in accordance with accounting principles generally accepted in the United States of America.

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the United States dollar (USD).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of Special Drawing Right (SDR) capital values (Notes K and L), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as determined by the IMF, with each share valued at SDR10,000.

As of December 31, 2011, the value of the SDR in terms of the current United States dollar was $1.53527 ($1.54003 – 2010) giving a value for each share of ADB's capital equivalent to $15,352.70 ($15,400.30 – 2010).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ASC 815 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value.

In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships,

not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by management to be "Available for Sale" and are reported at fair value. Time deposits are reported at cost, which is a reasonable estimate of their fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported in the Statement of Income and Expenses under "NET REALIZED GAINS (LOSSES) From investments."

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortization of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

Securities Transferred Under Repurchase Agreement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities and restricted cash. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have loan term ranging between 5 and 32 years. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing, the funding cost margin is passed to LIBOR-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan has been paid. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

For sovereign loans, ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The impairment is determined based on the difference between the loan carrying value and present value of expected future cash flows discounted at the loan's effective interest rate. Starting 2010, ADB has expanded the provisioning policy for nonsovereign loans to include collective provisions based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes loss reserve for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that are not impaired or subject to collective provision is recorded as loss reserve in the equity section of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

From 2000 to 2003, ADB levied front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. Front-end fees were waived on sovereign loans approved from 2004 and were eliminated for sovereign loans negotiated on and after October 1, 2007. Since 1988, ADB has charged front-end fees for nonsovereign loans.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after January 1, 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in "Miscellaneous liabilities" on the Balance Sheet.

Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. It is the policy of ADB to restrict the collateral received from swap counterparties for fulfilling its obligations under the collateral agreement. ADB records the restricted cash in "OTHER ASSETS" with a corresponding obligation to return the cash in "ACCOUNTS PAYABLE AND OTHER LIABILITIES." Collateral received in the form of liquid securities is disclosed in Note H and not recorded on OCR's Balance Sheet.

Equity Investments

Investments in equity securities with readily determinable market price are considered "Available for Sale" and are reported at fair value, with unrealized gains and losses reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

ADB applies the equity method of accounting to investments where it has the ability to exercise influence such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30 "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under purview of ASC 323 "Investments—Equity Method and Joint Ventures." The net asset value of equity investments under the equity method is considered an estimate of its fair value.

Investments in equity securities without readily determinable fair values are reported at cost or at written down value. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments. ADB determined that it is not practicable to estimate the fair value of equity investments reported at cost or written down value and the reported amount is considered an estimate of its fair value.

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. On January 1, 2010, ASC 810 was amended to define the primary beneficiary to the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to this amendment, the standard required the entity that would absorb the majority of VIE's expected losses or receive a majority of expected residual returns to be deemed as the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds variable interest (see Note R).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are used as one source to provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. ADB simultaneously enters into currency and/or interest rate swaps for asset/liability management.

ADB reports all borrowings that have associated derivative instruments at fair value (FV), including ADB's credit risk (as a credit spread) by currency. Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost. Amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and

the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, *"Receivables (Topic 310) – A Creditor's Determination of Whether Restructuring Is a Troubled Debt Restructuring"* in April 2011. This update is effective for the first interim or annual period beginning on or after June 15, 2011 and is to be applied retrospectively to modifications occurring on or after the beginning of the annual period of adoption. This update did not have a material impact on OCR's December 31, 2011 financial statements.

ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements"* with respect to the separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements, is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. See Note P for the required disclosures.

In April 2011, the FASB issued ASU 2011-03, *"Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements."* The update removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee. It does not change the other criteria used in the assessment of effective control. The revised guidance is applicable prospectively to new transactions and transactions that are modified on or after the first interim or annual period beginning December 15, 2011. This update did not have an impact on OCR's December 31, 2011 financial statements.

In May 2011, the FASB issued ASU 2011-04, *"Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs"*, which amends US GAAP and International Financial Reporting Standards (IFRSs) and results in common disclosure and FV measure requirements. The ASU does not require additional FV measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will require prospective application and are effective for interim and annual periods beginning on or after December 15, 2011. ADB is currently assessing the impact of this update on OCR's financial statements.

In June 2011, the FASB issued ASU 2011-05, *"Comprehensive Income (Topic 220) – Presentation of Comprehensive Income"*, which requires entities to present details of items that are reclassified from other comprehensive income to net income in the statement of comprehensive income. Subsequently, FASB issued ASU 2011-12 in December 2011 to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ADB elected to adopt the provisions in ASU 2011-05 and presented in *Appendix II* and *Appendix III* on OCR's December 31, 2011 and 2010 financial statements the reclassification adjustments.

In December 2011, the FASB issued ASU 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities"*, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. ADB is currently assessing the impact of this update on OCR's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2011 (42 – 2010), cash in banks (due from banks) totaling $95,206,000 ($75,203,000 – 2010) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one – 2010) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investment totaling $43,000 and $3,282,000 ($198,000 and $3,088,000 – 2010), respectively, have been restricted.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 2006.

ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. As of December 31, 2011, there are no outstanding purchase and sales of futures contracts ($3,000,000 and $7,000,000, respectively – 2010).

Included in "Other securities" as of December 31, 2011 were corporate obligations and other debt securities amounting to $1,200,001,000 ($1,195,509,000 – 2010). As of December 31, 2011, there were no asset/mortgage-backed securities ($929,577,000 – 2010).

ADB may engage in securities lending of government or government–guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Included in "Investments" as of December 31, 2011 and 2010 were securities transferred under securities lending arrangements as follows:

	2011	2010
Government or government - guaranteed obligations	$ 47,564,000	$ 43,422,000
Corporate obligations	3,948,000	87,000
Total	**$ 51,512,000**	**$ 43,509,000**

The currency compositions of the investment portfolio as of December 31, 2011 and 2010 expressed in United States dollars are as follows:

Currency	2011	2010
United States dollar	$ 11,395,644,000	$ 12,582,676,000
Japanese yen	6,511,793,000	2,427,673,000
Euro	1,043,317,000	950,746,000
Australian dollar	739,003,000	666,185,000
Canadian dollar	406,312,000	330,735,000
Swiss franc	367,857,000	437,811,000
New Zealand dollar	319,638,000	251,227,000
Others	724,705,000	606,306,000
Total	**$ 21,508,269,000**	**$ 18,253,359,000**

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2011 and 2010 are as follows:

	2011		2010	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 8,093,610,000	$ 8,081,907,000	$ 6,366,579,000	$ 6,349,386,000
Due after one year through five years	11,895,876,000	11,605,916,000	9,833,354,000	9,584,033,000
Due after five years through ten years	1,415,163,000	1,345,745,000	2,028,176,000	1,971,706,000
Due after ten years through fifteen years	103,620,000	100,729,000	25,250,000	24,484,000
Total	**$ 21,508,269,000**	**$ 21,134,297,000**	**$ 18,253,359,000**	**$ 17,929,609,000**

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

	2011	2010
As of December 31		
Amortized cost	$ 19,982,334,000	$ 15,643,835,000
Estimated fair value	20,356,306,000	15,967,586,000
Gross unrealized gains	410,314,000	354,897,000
Gross unrealized losses	(36,342,000)	(31,148,000)
For the years ended December 31:		
Change in net unrealized gains from prior year	50,223,000	(6,714,000)
Proceeds from sales	4,943,974,000	5,202,162,000
Gross gain on sales	99,070,000	58,185,000
Gross loss on sales	(7,746,000)	(31,288,000)

The table below provides a listing of investments that sustained unrealized losses as of December 31, 2011. Five government or government-guaranteed obligations (three – 2010), two corporate obligations (nil – 2010), one debt security (nil – 2010), and no asset/mortgage-backed security (one – 2010) sustained unrealized losses for over one year, representing 2.71% (0.31% – 2010) of the total investments. Comparative details for 2011 and 2010 are as follows:

	One year or less		Over one year		Total	
For the year 2011	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government or government - guaranteed obligations	$ 6,636,536,000	$ 25,247,000	$ 279,106,000	$ 4,850,000	$ 6,915,642,000	$ 30,097,000
Corporate bonds	242,784,000	2,243,000	297,627,000	2,373,000	540,411,000	4,616,000
Asset/Mortgage-backed securities	–	–	–	–	–	–
Others	–	–	5,730,000	1,629,000	5,730,000	1,629,000
Total	**$ 6,879,320,000**	**$ 27,490,000**	**$ 582,463,000**	**$ 8,852,000**	**$ 7,461,783,000**	**$ 36,342,000**

	One year or less		Over one year		Total	
For the year 2010	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government or government - guaranteed obligations	$ 3,521,005,000	$ 23,028,000	$ 59,698,000	$ 456,000	$ 3,580,703,000	$ 23,484,000
Corporate bonds	351,855,000	3,366,000	–	–	351,855,000	3,366,000
Asset/Mortgage-backed securities	139,631,000	3,852,000	204,000	26,000	139,835,000	3,878,000
Others	6,939,000	420,000	–	–	6,939,000	420,000
Total	**$ 4,019,430,000**	**$ 30,666,000**	**$ 59,902,000**	**$ 482,000**	**$ 4,079,332,000**	**$ 31,148,000**

NOTE E—LOANS

Loans

The carrying amount and estimated fair value of loans outstanding at December 31, 2011 and 2010 are as follows:

	2011		2010	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Fixed rate multicurrency loans	$ 11,488,000	$ 12,674,000	$ 15,863,000	$ 18,134,000
Pool-based single currency (¥) loans	1,970,499,000	2,185,311,000	2,391,854,000	2,694,778,000
Pool-based single currency (US$) loans	5,137,483,000	6,200,680,000	5,856,886,000	6,828,121,000
LIBOR-based loans	41,772,348,000	42,091,798,000	37,049,539,000	37,240,879,000
Fixed rate loans	–	–	2,479,000	2,603,000
Local currency loans	867,394,000	888,174,000	627,120,000	634,309,000
Loan arising from guarantee call	48,000	48,000	70,000	70,000
Total	**$ 49,759,260,000**	**$ 51,378,685,000**	**$ 45,943,811,000**	**$ 47,418,894,000**

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments and interest discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread.

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in Japanese yen, effective January 1, 2004.

Commencing July 1, 2001, ADB introduced LIBOR-based loans (LBLs) in the following currencies – euro, Japanese yen, and United States dollar. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after January 1, 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loan (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% that are charged above ADB's average funding cost and have a maturity of 5 years, including a 3-year grace period. As of December 31, 2011, five sovereign loans totaling $2,500,000,000 were outstanding.

During 2011, ADB received prepayments for seven loans (four loans – 2010) amounting to $104,677,000 ($33,483,000 – 2010) and collected prepayment premiums of $334,000 ($6,000 – 2010). 57% and 33% of the prepaid amounts in 2011 were LIBOR-based loans and pool-based single currency loan in US dollars, respectively compared to 83% for LIBOR-based loans in 2010.

Loan Charges

In April 2010, the Board of Directors approved for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from July 1, 2010 to and including June 30, 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result to an effective contractual spread of 30 basis points over the base lending rate; and (ii) that are negotiated from July 1, 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result to an effective contractual spread of 40 basis points over the base lending rate.

For loans negotiated before July 1, 2010 and on after October 1, 2007, the credit of 0.4% for the duration of the loan, resulting to an effective contractual spread of 0.2% continues to apply. In December 2010, with respect to all loans negotiated before October 1, 2007, the Board approved for borrowers or guarantors under ADB's sovereign operations that do not have any OCR loans in arrears with ADB, the continuation of waiver of 0.2% of the lending spread on outstanding loans that carry a lending spread of 0.6% to be applicable to all interest periods up to December 31, 2012. This extends the previous waivers that have been provided since July 2004.

For loans negotiated before January 1, 2007, a flat commitment fee of 0.75% was charged for sovereign program loans and a progressive commitment fee of 0.75% was maintained for sovereign project loans. In October 2006, the Board approved a change in the commitment charge policy for sovereign project loans negotiated after January 1, 2007, from 0.75% on a progressive structure of undisbursed loan balances to a flat commitment fee of 0.35% on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 0.1% of the commitment charge on the undisbursed balances of sovereign project loans negotiated after January 1, 2007 and 0.5% of the commitment charge on the undisbursed balances of sovereign program loans. ADB has extended to provide waivers on commitment charges up to December 31, 2012. In December 2007, the Board approved the reduction of the commitment charge from 0.75% for sovereign program loans and 0.35% for sovereign project loans to a flat commitment fee of 0.15% for both sovereign program and project loans negotiated on or after October 1, 2007, and eliminated the waiver mechanism for such loans.

Loans in Non-accrual Status

ADB places loans in non-accrual status when they are past due by six months.

One nonsovereign loan was in non-accrual status as of December 31, 2011 (two – 2010). The principal outstanding was $22,826,000 ($31,861,000 – 2010) of which $22,826,000 ($30,028,000 – 2010) was overdue. Loans in non-accrual status resulted in $1,000 not being recognized as income from nonsovereign loans for the year ended December 31, 2011 (net recovery of $285,000 – 2010).

There were no sovereign loans in non-accrual status in 2011 and 2010.

An analysis of the age of the recorded loans outstanding including receivable arising from guarantee call, that are past due as of December 31, 2011 and 2010 are as follows:

	Overdue Loan Service Payments				
	1–90 Days	> 90 Days	Total	Current	Total Loans
2011					
Sovereign Loans	$ –	$ –	$ –	$ 46,972,115,000	$ 46,972,115,000
Nonsovereign Loans	–	23,003,000	23,003,000	2,734,272,000	2,757,275,000
Total	$ –	$ 23,003,000	$ 23,003,000	$ 49,706,387,000	49,729,390,000
Allowance for loan losses					(35,030,000)
Unamortized direct loan origination fees—net					64,900,000
Loans Outstanding					**$ 49,759,260,000**
2010					
Sovereign Loans	$ 1,980,000	$ –	$ 1,980,000	$ 43,565,048,000	$ 43,567,028,000
Nonsovereign Loans	9,396,000	20,817,000	30,213,000	2,335,634,000	2,365,847,000
Total	$ 11,376,000	$ 20,817,000	$ 32,193,000	$ 45,900,682,000	45,932,875,000
Allowance for loan losses					(42,505,000)
Unamortized direct loan origination fees—net					53,441,000
Loans Outstanding					**$ 45,943,811,000**

As of December 31, 2011and 2010, there were no loans 90 days or greater past due still accruing interest.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

Undisbursed loan commitments and an analysis of loans by borrowers as of December 31, 2011 are shown in *Appendix VI.* The carrying amounts of loans outstanding by loan products at December 31, 2011 and 2010 are as follows:

	2011	2010
Sovereign Loans		
Fixed rate multicurrency loans	$ 11,488,000	$ 15,863,000
Pool-based single currency (¥) loans	1,970,499,000	2,391,854,000
Pool-based single currency (US$) loans	5,137,821,000	5,857,460,000
LIBOR-based loans	39,702,802,000	35,301,851,000
Local currency loans	149,505,000	–
	46,972,115,000	43,567,028,000
Allowance for loan losses	–	–
Unamortized direct loan origination cost—net	80,534,000	67,237,000
	80,534,000	67,237,000
Subtotal	47,052,649,000	43,634,265,000
Nonsovereign Loans		
Fixed rate loans	–	2,515,000
LIBOR-based loans	2,024,470,000	1,716,322,000
Local currency loans	732,628,000	646,824,000
Others	177,000	186,000
	2,757,275,000	2,365,847,000
Allowance for loan losses	(35,030,000)	(42,505,000)
Unamortized front-end fee—net	(15,634,000)	(13,796,000)
	(50,664,000)	(56,301,000)
Subtotal	2,706,611,000	2,309,546,000
Total	**$ 49,759,260,000**	**$ 45,943,811,000**

Allowance for Loan Losses

ADB has not suffered any losses of principal on sovereign loans to date. During the year, no loan loss provision has been made against outstanding sovereign loans (write-back of $2,723,000 on one loan – 2010). No accumulated loan loss provision for sovereign loans as of December 31, 2011 (nil – 2010).

A total of $7,475,000 in loss provision for nonsovereign loans was written back ($58,014,000 – 2010) consisting of $5,657,000 provision ($40,390,000 – 2010), $13,052,000 write back ($98,850,00 write back/off – 2010), and $80,000 negative translation adjustment ($446,000 – 2010).

The changes in the allowance for loan losses during 2011 and 2010 as well as information pertaining to loans which were subject to specific allowance for loan losses are as follows:

	2011			2010		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 42,505,000	$ 42,505,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Provision during the year	–	5,657,000	5,657,000	–	40,390,000	40,390,000
Written back/off	–	(13,052,000)	(13,052,000)	(2,723,000)	(98,850,000)	(101,573,000)
Translation adjustment	–	(80,000)	(80,000)	–	446,000	446,000
Ending Balance	$ –	$ 35,030,000	$ 35,030,000	$ –	$ 42,505,000	$ 42,505,000
Ending balance individually evaluated for impairment	$ –	$ 9,609,000	$ 9,609,000	$ –	$ 9,152,000	$ 9,152,000
Ending balance collectively evaluated for impairment	$ –	$ 25,421,000	$ 25,421,000	$ –	$ 33,353,000	$ 33,353,000
Loans:						
Ending Balance	$ 46,972,115,000	$ 2,757,275,000	$ 49,729,390,000	$ 43,567,028,000	$ 2,365,847,000	$ 45,932,875,000
Ending balance individually evaluated for impairment	$ –	$ 24,103,000	$ 24,103,000	$ –	$ 32,046,000	$ 32,046,000
Ending balance collectively evaluated for impairment	$ –	$ 2,733,172,000	$ 2,733,172,000	$ –	$ 2,333,801,000	$ 2,333,801,000

Allowance is recorded for all impaired loans. The recorded loan receivable in the impaired loans with related allowance for loan losses during 2011 and 2010 are as follows:

	2011			2010		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign Loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign Loans	24,103,000	23,003,000	9,609,000	32,046,000	30,213,000	9,152,000

No loans were modified or restructured for the year ended December 31, 2011.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds directly to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risk in the portfolio, derive the expected losses in the loan portfolio, and monitor the capital adequacy.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $24,103,000 in nonsovereign loans that were considered impaired ($32,046,000 nonsovereign loans – 2010).

Risk Class	Risk Rating	Sovereign Loans 2011	Sovereign Loans 2010	Nonsovereign Loans 2011	Nonsovereign Loans 2010
Low credit risk	1–5 (AAA to BBB–)	$ 23,006,067,000	$ 20,100,832,000	$ 773,600,000	$ 705,631,000
Medium credt risk	6–11 (BB+ to B–)	23,938,700,000	23,444,532,000	1,910,494,000	1,378,401,000
High credit risk	12–14 (CCC+ to D)	27,348,000	21,664,000	73,181,000	281,815,000
Total		**$ 46,972,115,000**	**$ 43,567,028,000**	**$ 2,757,275,000**	**$ 2,365,847,000**

As of December 31, 2011, ADB had a significant concentration of credit risk to Asia and the Pacific region associated with loan products. The credit exposure determined based on fair value of loans and including the outstanding guarantees amounted to $53,373,873,000 ($49,388,003,000 – 2010).

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the year ending December 31, 2011 and 2010 are as follows:

	2011 Amount	2011 No.of Loans	2010 Amount	2010 No.of Loans
Sovereign loans	$ 1,192,845,000	42	$ 1,055,810,000	40
Nonsovereign loans	356,687,000	8	356,701,000	10
Total	**$ 1,549,532,000**	**50**	**$ 1,412,511,000**	**50**

During the year ended December 31, 2011, a total of $65,000 ($105,000 – 2010) was received as compensation for arranging and administering such loans. This amount has been included in "Revenue from other sources."

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is generally 10 or more years. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of December 31, 2011, total loan arising from guarantee call was $177,000 ($186,000 – 2010) with corresponding allowance for losses of $129,000 ($116,000 – 2010). None of the outstanding amounts as of December 31, 2011 and 2010 were subject for call.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2011 and 2010 covered:

	2011		2010	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,550,995,000	$ 1,533,445,000	$ 1,353,617,000	$ 1,270,701,000
without counterguarantee	759,913,000	355,470,000	797,232,000	565,179,000
	2,310,908,000	1,888,915,000	2,150,849,000	1,835,880,000
Political Risk Guarantees				
with counterguarantee	139,967,000	92,093,000	143,317,000	112,870,000
without counterguarantee	29,535,000	14,180,000	36,555,000	19,409,000
	169,502,000	106,273,000	179,872,000	132,279,000
Others	–	–	950,000	950,000
Total	**$ 2,480,410,000**	**$ 1,995,188,000**	**$ 2,331,671,000**	**$ 1,969,109,000**

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion.

As of December 31, 2011, a total liability of $13,857,000 ($17,604,000 – 2010) relating to standby ready obligation for two partial credit risk guarantees (three – 2010) and two political risk guarantees (three – 2010) has been included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" – "Miscellaneous" on the Balance Sheet for all guarantees issued after December 31, 2002.

As of December 31, 2011, no (one – 2010) partial credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantee.

NOTE G—EQUITY INVESTMENTS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are classified and accounted into: (i) investments classified as available for sale; (ii) investments accounted under equity method; and (iii) investments in other non-controlled entities without readily available fair values are reported at cost or written down value.

The carrying value of equity investments as of December 31, 2011 and 2010 are as follows:

	2011	2010
Equity method	$ 460,708,000	$ 434,805,000
Available for sale	297,741,000	491,637,000
Cost method	212,173,000	181,756,000
Total	**$ 970,622,000**	**$ 1,108,198,000**

As of December 31, 2011, there were five (eight – 2010) equity investments which were classified as available for sale totaling $297,741,000 ($491,637,000 – 2010). There was one investment that sustained unrealized losses in 2011 (nil – 2010).

Additional information relating to equity investments classified as available for sale is as follows:

	2011	2010
As of December 31		
Amortized cost	$ 76,040,000	$ 118,762,000
Estimated fair value	297,741,000	491,637,000
Gross unrealized gains	221,718,000	372,875,000
Gross unrealized losses	(17,000)	–
For the years ended December 31:		
Change in net unrealized (losses) gains from prior year	(151,175,000)	30,673,000
Proceeds from sales	150,136,000	10,288,000
Gross gain on sales	110,838,000	7,493,000
Gross loss on sales	(320,000)	--

Approved equity investment facility that has not been disbursed was $611,500,000 at December 31, 2011 ($471,456,000 – 2010).

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset and liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB's FX swaps agreement usually match the terms of particular investments.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts. As of December 31, 2011, net payments on future contracts amounted to $556,000 ($398,000 – 2010).

Included in Receivable/Payable from Swaps – Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

Fair Value of Derivative Instruments

The table below provides information on the fair value amounts and the location of ADB's derivative instruments on the Balance Sheet as of December 31, 2011 and 2010:

	Derivative Assets			Derivative Liabilities		
	Balance Sheet Location	Fair Value 2011	Fair Value 2010	Balance Sheet Location	Fair Value 2011	Fair Value 2010
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		$ 26,014,414,000	$ 25,187,815,000		$ 23,742,774,000	$ 22,464,043,000
Interest rate swaps		5,139,633,000	4,287,870,000		3,505,734,000	3,310,970,000
FX swaps		219,057,000	-		216,857,000	-
Total		31,373,104,000	29,475,685,000		27,465,365,000	25,775,013,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		1,877,873,000	543,871,000		2,104,936,000	703,710,000
Interest rate swaps		55,943,000	98,572,000		116,731,000	140,782,000
FX swaps		3,615,024,000	724,951,000		3,632,380,000	741,597,000
Total		5,548,840,000	1,367,394,000		5,854,047,000	1,586,089,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		620,385,000	320,421,000		608,110,000	318,178,000
Interest rate swaps		50,982,000	93,243,000		114,209,000	173,574,000
Total		671,367,000	413,664,000		722,319,000	491,752,000
Total derivatives not designated as hedging instruments		**$ 37,593,311,000**	**$ 31,256,743,000**		**$ 34,041,731,000**	**$ 27,852,854,000**

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in Income on Derivatives 2011	2010
Futures	Net Realized Gains (Losses)	$ (556,000)	$ (398,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains	(1,883,000)	3,703,000
	Revenue from Investments	(5,536,000)	(7,124,000)
	Net Realized Gains from Investments	-	7,128,000
Interest rate swaps	Net Unrealized Gains	(18,920,000)	(4,576,000)
	Revenue from Investments	(5,362,000)	(5,801,000)
	Net Realized Gains from Investments	(6,990,000)	177,000
FX swaps	Net Unrealized Gains	3,894,000	975,000
	Revenue from Investments	9,325,000	6,335,000
FX forward	Net Realized Gains (Losses)	63,000	-
		(25,409,000)	817,000
Loans related swaps			
Currency swaps	Net Unrealized Gains	(21,707,000)	14,292,000
	Revenue from Loans	(17,641,000)	(15,863,000)
Interest rate swaps	Net Unrealized Gains	13,102,000	7,050,000
	Revenue from Loans	(44,525,000)	(49,422,000)
		(70,771,000)	(43,943,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains	716,606,000	167,899,000
	Borrowings and related expenses	1,302,275,000	1,286,229,000
Interest rate swaps	Net Unrealized Gains	648,521,000	301,275,000
	Borrowings and related expenses	622,724,000	593,365,000
FX forward	Net Unrealized Gains	(2,000)	(1,000)
	Borrowings and related expenses	632,000	29,000
		3,290,756,000	2,348,796,000
Total		**$ 3,194,020,000**	**$ 2,305,272,000**

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the

Investment Authority and other risk management guidelines *(Note D)*. ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only transacts with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB has under ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of December 31, 2011 is $456,030,000 ($520,347,000 – 2010). There is no gross liability position in the aggregate fair value of all derivative instruments that ADB has under the NAFMII Master Agreement as of December 31, 2011 (gross liability position of $3,106,000 – 2010).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven-thresholds. As of December 31, 2011, ADB had received collateral of $3,319,857,000 ($2,890,208,000 – 2010) in connection with the swap agreements. Of this amount, $1,942,954,000 ($1,588,350,000 – 2010) was recorded as swap related collateral (restricted cash).

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2011 amounted to $396,000 ($388,000 – 2010) reducing depreciation expense for the new headquarters building from $4,342,000 ($4,342,000 – 2010) to $3,946,000 ($3,954,000 – 2010). At December 31, 2011, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous") was $7,527,000 ($7,931,000 – 2010). At December 31, 2011 accumulated depreciation for property, furniture, and equipment was $201,868,000 ($185,292,000 – 2010).

The changes in the property, equipment, and intangible assets during 2011 and 2010, as well as information pertaining to accumulated depreciation, are as follows:

	Property, Furniture and Equipment				
	Land	Buildings and Improvements	Office Furniture and Equipment	Work in Progress	Grand Total
Cost:					
Balance, January 1, 2011	$ 10,178,000	$ 201,607,000	$ 117,224,000	$ 17,460,000	$ 346,469,000
Additions during the year	–	7,654,000	16,878,000	(5,009,000)	19,523,000
Disposals during the year		–	(2,673,000)	–	(2,673,000)
Balance, December 31, 2011	10,178,000	209,261,000	131,429,000	12,451,000	363,319,000
Accumulated Depreciation:					
Balance, January 1, 2011	–	(96,205,000)	(89,087,000)	–	(185,292,000)
Depreciation during the year	–	(5,998,000)	(13,051,000)	–	(19,049,000)
Disposals during the year	–	–	2,473,000	–	2,473,000
Balance, December 31, 2011	–	(102,203,000)	(99,665,000)	–	(201,868,000)
Net Book Value, December 31, 2011	**$ 10,178,000**	**$ 107,058,000**	**$ 31,764,000**	**$ 12,451,000**	**$ 161,451,000**

	Property, Furniture and Equipment				
	Land	Buildings and Improvements	Office Furniture and Equipment	Work in Progress	Grand Total
Cost:					
Balance, January 1, 2010	$ 10,178,000	$ 197,064,000	$ 106,437,000	$ 14,854,000	$ 328,533,000
Additions during the year	–	4,543,000	12,650,000	2,606,000	19,799,000
Disposals during the year	–	–	(1,863,000)	–	(1,863,000)
Balance, December 31, 2010	10,178,000	201,607,000	117,224,000	17,460,000	346,469,000
Accumulated Depreciation:					
Balance, January 1, 2010	–	(91,009,000)	(78,812,000)	–	(169,821,000)
Depreciation during the year	–	(5,196,000)	(12,095,000)	–	(17,291,000)
Disposals during the year	–	–	1,820,000	–	1,820,000
Balance, December 31, 2010	–	(96,205,000)	(89,087,000)	–	(185,292,000)
Net Book Value, December 31, 2010	**$ 10,178,000**	**$ 105,402,000**	**$ 28,137,000**	**$ 17,460,000**	**$ 161,177,000**

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Refer to *Appendix VII* for Summary Statement of Borrowings.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

On April 29, 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to December 31, 2010. On January 26, 2011, the Board of Directors approved the extension of the subscription deadline for the Fifth General Capital Increase (GCI V) to June 30, 2011. A further extension of the GCI V subscription period until September 30, 2011 was approved by the Board of Directors on August 1, 2011.

The authorized capital stock of ADB as of December 31, 2011 consists of 10,638,933 shares (10,638,933 – 2010), of which 10,583,580 shares (9,347,201 – 2010) have been subscribed by members. Of the subscribed shares, 10,052,666 (8,865,741 – 2010) are "callable" and 530,914 (481,460 – 2010) are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $282,001,000 ($217,396,000 – 2010), while those notes received with fixed encashment schedules totaled $296,990,000 ($123,734,000 – 2010).

As of December 31, 2011, all matured installments amounting to $5,322,254,000 ($4,329,825,000 – 2010) were received. Installments not due aggregating $2,828,710,000 ($3,084,711,000 – 2010) are as follows:

For the Year ending December 31:	
2012	$ 748,779,000
2013	845,700,000
2014	845,700,000
2015	388,497,000
2016	34,000
	$ 2,828,710,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73,094,000 as of December 31, 2011 ($73,320,000 – 2010) expressed in terms of the SDR on the basis of $1.53527 ($1.54003 – 2010) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2011 consisted of (i) the increase of $1,044,331,000 ($835,309,000 – 2010) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2011 and (ii) the net decrease of $448,525,000 ($416,123,000 – 2010) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2011	2010
Notional MOV Receivables	$ 1,132,513,000	$ 906,821,000
Notional MOV Payables	536,707,000	487,635,000
Total	**$ 595,806,000**	**$ 419,186,000**

Membership

As of December 31, 2011 and 2010, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region *(Appendix VIII)*.

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2011, the Board of Governors approved the allocation of 2010 net income of $614,489,000, after appropriation of guarantee fees to special reserve, as follows: (i) $45,900,000 be transferred from Loan Loss Reserve; (ii) $77,779,000 representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted under equity method, to Cumulative Revaluation Adjustments account; (iii) $422,610,000 to Ordinary Reserve; (iv) $120,000,000 to Asian Development Fund (ADF); and (v) $40,000,000 to Technical Assistance Special Fund (TASF).

In May 2010, $447,607,000 and $247,162,000 were transferred from Cumulative Revaluation Adjustments Account and Loan Loss Reserve, respectively, and added to the net loss of OCR for 2009 of $36,725,000 and were allocated as follows: (i) $230,882,000 to Ordinary Reserve; (ii) $247,162,000 to

Surplus; (iii) $120,000,000 to Asian Development Fund; (iv) $40,000,000 to Technical Assistance Special Fund; and (v) $10,000,000 each to Regional Cooperation and Integration Fund and Climate Change Fund.

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(Note B)* resulted in a net credit of $6,925,000 to the Ordinary Reserve during the year ended December 31, 2011 (net credit of $9,771,000 – 2010). That credit is the decrease in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – "Cumulative Revaluation Adjustments Account." Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2011, the 2010 net unrealized gains on derivatives of $42,738,000 (net unrealized losses on derivatives of $466,215,000 – 2010) and net gains from equity investments accounted under equity method of $35,041,000 ($18,608,000 – 2010) resulted to the credit balance of the Cumulative Revaluation Adjustments account at December 31, 2011 to $261,300,000 ($183,521,000 – 2010).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended December 31, 2011, guarantee fees amounting to $15,722,000 ($11,322,000 – 2010) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the setting aside of Loan Loss Reserve as part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign loans and guarantees portfolio. In 2006, the Board of Directors extended this policy to nonsovereign loans and guarantees.

In 2011, the estimated loan loss reserve requirement was $200,100,000 resulting from a decrease in expected loss of $45,900,000. The estimated expected loss is determined using ADB's credit risk model net of allowance for loan losses recorded in the balance sheet.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In 2011, there was no additional allocation to surplus.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other comprehensive income includes items such as the effects of the implementation of ASC 815, unrealized gains and losses on financial instruments classified as available for sale, translation adjustments, and pension and postretirement liability adjustment.

The changes in Accumulated Other Comprehensive Loss balances for the years ended December 31, 2011 and 2010 expressed in thousands of US dollars are as follows:

	ASC 815 Adjustments and Amortizations		Accumulated Translation Adjustments		Unrealized Investment Holding Gains (Losses)		Pension/Postretirement Liability Adjustment- ASC 715 & 958		Accumulated Other Comprehensive (Loss) Income	
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Balance, January 1	$ –	$ (1,620)	$ 125,727	$ 6,747	$ 742,256	$ 683,627	$ (921,328)	$ (646,437)	$ (53,345)	$ 42,317
Changes from period activity	–	1,620	18,358	118,980	(124,678)	58,629	(261,605)	(274,891)	(367,925)	(95,662)
Balance, December 31	**$ –**	**$ –**	**$ 144,085**	**$ 125,727**	**$ 617,578**	**$ 742,256**	**$ (1,182,933)**	**$ (921,328)**	**$ (421,270)**	**$ (53,345)**

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2011 was $649,599,000 ($680,479,000 – 2010). The average yield on the loan portfolio during the year was 1.34% (1.61% – 2010), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2011 amounted to $334,000 ($6,000 – 2010).

Total income from investments including net realized gains on sales, net unrealized losses on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended December 31, 2011 was $432,663,000 ($401,406,000 – 2010). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 2.04% (2.17% – 2010) excluding unrealized gains and losses on investments and 2.20% (2.20% – 2010) including unrealized gains and losses on investments.

Including net realized gains, equity investment operations resulted to a net income of $164,644,000 ($106,505,000 – 2010) for the year ended December 31, 2011, excluding equity investments related expenses. This included a total of $28,989,000 share in the net gains of investee companies accounted under equity method; and dividend income, gains on disposals, and other income of $14,081,000, $122,723,000, and $961,000, respectively, offset by $2,109,000 impairment losses mostly associated with restructured accounts.

Income from other sources primarily included income received as executing agency amounting to $9,189,000 ($13,888,000 – 2010), interest income earned on bank accounts, staff accounts, and various securities from troubled debt restructuring totaled $6,621,000 ($4,800,000 – 2010), and reversals of expenses charged to prior years of $4,437,000 ($4,502,000 – 2010). These were offset by the impairment losses on debt securities amounting to $19,798,000 ($2,959,000 – 2010).

Total borrowing expense of $362,419,000 ($384,603,000 – 2010) consisted of interest expense of $352,800,000 ($369,592,000- 2010), amortization of borrowings' issuance costs and other expenses of $15,116,000 ($16,456,000 – 2010), and net realized gains on redemption of bonds of $5,497,000 ($1,444,000 – 2010).

Total depreciation expense incurred for the year ended December 31, 2011 amounted to $18,653,000 ($16,904,000 – 2010).

ADB leases office spaces and other assets. Rental expenses under operating leases for the years ended December 31, 2011 and 2010 were $9,485,000 and $8,321,000, respectively. The minimum rental payments required under operating leases that have initial or noncancelable lease terms in excess of one year as of December 31, 2011 are as follows:

Year ending December 31	Minimum future rentals
2012	$ 5,778,000
2013	5,005,000
2014	3,428,000
2015	1,844,000
Later years	1,433,000

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2011 were apportioned between OCR and ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $589,811,000 ($494,209,000 – 2010), $254,829,000 ($225,911,000 – 2010) was charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $19,037,000 ($12,800,000 – 2010) related to new loans made effective for the year ended December 31, 2011 (*Note B*).

For the year ended December 31, 2011, write back of $7,395,000 ($44,713,000 – 2010) consisted of $5,657,000 additional loan loss provision ($40,390,000 – 2010) and $ $13,052,000 ($85,103,000 – 2010) write backs.

Net unrealized gains incorporated $1,316,000 net gains (net losses of $5,414,000 – 2010) from the translation adjustments of financial instruments denominated in non-functional currencies (Brazilian real, Mexican peso, and South African rand) and net unrealized gains on derivatives of $4,367,000 ($48,152,000 unrealized gains – 2010), which were made up of:

	2011	2010
Unrealized gains (losses) on:		
Borrowings and related swaps	$ 30,161,000	$ 28,416,000
Investments related swaps	(20,803,000)	(873,000)
Loan related swaps	(8,605,000)	21,342,000
FX forward	–	(1,000)
FX swaps	3,892,000	975,000
Amortization of the ASC 815 transition adjustment	(278,000)	(1,707,000)
Total	**$ 4,367,000**	**$ 48,152,000**

NOTE N—RELATED PARTY TRANSACTIONS

At December 31, 2011 and 2010, ADB had the following receivables from/payables to special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities which are included in "Miscellaneous" under "OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES":

	2011	2010
Amounts receivable from:		
Asian Development Fund (Note M)	$ 41,432,000	$ 28,628,000
Technical Assistance Special Fund	2,000	95,000
Japan Special Fund	12,000	134,000
Asian Development Bank Institute	174,000	267,000
Asian Tsunami Fund	7,000	225,000
Pakistan Earthquake Fund	50,000	54,000
Regional Cooperation and Integration Fund	76,000	44,000
Climate Change Fund	8,000	53,000
Asia Pacific Disaster Response Fund	7,000	56,000
Agency Trust Funds—net	4,421,000	1,651,000
Staff Retirement Plan	–	343,000
Total	**$ 46,189,000**	**$ 31,550,000**
Amounts payable to:		
Staff Retirement Plan	$ 7,566,000	$ –

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average two years remuneration during eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

ADB's contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP. The expected amount of contributions to the Plan for 2012 amounts to $88,111,000 representing ADB's contributions of $43,903,000, based on budgeted contribution of 21%, participants' mandatory contribution of $11,808,000 and discretionary contributions of $32,400,000.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs eight external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2011, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and Global fixed income.

All investments excluding time deposits are valued using market prices. Time deposits are reported at cost which is a reasonable estimate of fair value. Fixed income securities include US government and non-US government and government-guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value. The Plan's long-term target asset-mix is 40% US equity, 30% non-US equity and 30% global fixed income.

For the year ended December 31, 2011 the net return on the Plan assets was negative 0.9% (11.4% – 2010). ADB expects the long-term rate of return on the assets to be 7.5% (8.0% – 2010).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed investment return of 7.5% on the Plan's assets is expected to remain broadly the same, year to year.

Actuarial assumptions based on the 2005–2009 experience was used as the basis for the actuarial valuation as of December 31, 2011 and 2010. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of international staff who commute, currency reserve, and pattern of discretionary benefits withdrawal.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

The following table sets forth the pension and postretirement medical benefits at December 31, 2011 and 2010:

	Pension Benefits		Postretirement Medical Benefits	
	2011	2010	2011	2010
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 2,219,073,000	$ 1,823,287,000	$ 273,085,000	$ 193,718,000
Service cost	62,795,000	50,306,000	14,466,000	7,616,000
Interest cost	124,079,000	107,867,000	15,661,000	11,950,000
Plan participants' contributions	53,516,000	41,479,000	–	–
Actuarial loss	157,104,000	262,420,000	22,318,000	62,402,000
Benefits paid	(89,093,000)	(66,286,000)	(2,899,000)	(2,601,000)
Projected benefit obligation at end of year	$ 2,527,474,000	$ 2,219,073,000	$ 322,631,000	$ 273,085,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,323,904,000	$ 1,113,539,000	$ –	$ –
Actual return on plan assets	(11,442,000)	135,535,000	–	–
Employer's contribution	101,041,000	99,637,000	2,899,000	2,601,000
Plan participants' contributions	53,516,000	41,479,000	–	–
Benefits paid	(89,093,000)	(66,286,000)	(2,899,000)	(2,601,000)
Fair value of plan assets at end of year	$ 1,377,926,000	$ 1,323,904,000	$ –	$ –
Funded status	$ (1,149,548,000)	$ (895,169,000)	$ (322,631,000)	$ (273,085,000)
Amounts recognized in the Balance sheet consist of:				
Current liabilities	–	–	(6,418,000)	(5,620,000)
Noncurrent liabilities	(1,149,548,000)	(895,169,000)	(316,213,000)	(267,465,000)
Net amount recognized	$ (1,149,548,000)	$ (895,169,000)	$ (322,631,000)	$ (273,085,000)
Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 1,090,554,000	$ 846,791,000	$ 92,376,000	$ 73,571,000
Prior service cost (credit)	–	3,675,000	–	(2,710,000)
Total amount recognized	$ 1,090,554,000	$ 850,466,000	$ 92,376,000	$ 70,861,000
Weighted-average assumptions as of December 31				
Discount rate	5.05%	5.50%	5.05%	5.50%
Expected return on plan assets	7.50%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	4.00%	5.25%	4.00%	5.25%

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of December 31, 2011. The rate was assumed to decrease gradually to 5.0% for 2016 and remain at the level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2011	2010	2011	2010
Components of net periodic benefit cost:				
Service cost	$ 62,795,000	$ 50,306,000	$ 14,466,000	$ 7,616,000
Interest cost	124,079,000	107,867,000	15,661,000	11,950,000
Expected return on plan assets	(116,831,000)	(101,449,000)	–	–
Amortization of prior service cost	3,675,000	4,079,000	(2,710,000)	(8,646,000)
Recognized actuarial loss	41,614,000	20,390,000	3,513,000	–
Net periodic benefit cost	**$ 115,332,000**	**$ 81,193,000**	**$ 30,930,000**	**$ 10,920,000**

The accumulated benefit obligation of the pension plan as of December 31, 2011 was $2,361,800,000 ($2,032,169,000 – 2010).

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year amounted to $57,980,000. The estimated net loss for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $4,544,000.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 7,989,000	$ (5,998,000)
Effect on postretirement benefit obligation	68,433,000	(53,222,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2011:

	Pension Benefits	Postretirement Medical Benefits
2012	$ 100,235,000	$ 6,418,000
2013	103,190,000	7,268,000
2014	107,241,000	8,103,000
2015	113,954,000	8,996,000
2016	120,592,000	9,923,000
2017–2021	743,726,000	65,194,000

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the plan assets measured at fair value on a recurring basis of ADB's pension plan as of December 31, 2011 and 2010 were reported based on the following:

		Fair Value Measurements		
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 902,957,000	$ 902,945,000	$ –	$ 12,000
Government or government-guaranteed securities	190,652,000	180,808,000	4,723,000	5,121,000
Corporate debt securities	157,809,000	128,546,000	23,029,000	6,234,000
Asset/mortgage-backed securities	63,435,000	42,446,000	13,983,000	7,006,000
Temporary investments and time deposits	35,021,000	27,291,000	7,730,000	–
Interest rate swaps—net	123,000	–	–	123,000
Futures—net	127,000	127,000	–	–
Foreign exchange contracts—net	4,424,000	–	4,424,000	–
Total assets at fair value	$ 1,354,548,000	$ 1,282,163,000	$ 53,889,000	$ 18,496,000
Liabilities				
Foreign exchange contracts—net	$ –	$ –	$ –	$ –

		Fair Value Measurements		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 903,609,000	$ 903,609,000	$ –	$ –
Government or government-guaranteed securities	139,222,000	119,215,000	20,007,000	–
Corporate debt securities	107,114,000	803,000	106,311,000	–
Asset/mortgage-backed securities	185,698,000	–	185,698,000	–
Temporary investments and time deposits	40,853,000	–	40,853,000	–
Total assets at fair value	$ 1,376,496,000	$ 1,023,627,000	$ 352,869,000	$ –
Liabilities				
Foreign exchange contracts—net	$ 29,000	$ –	$ 29,000	$ –

The table below provides the details of all inter-level transfers for the year ended December 31, 2011:

	Level 1	Level 2
Investments		
Government or government-guaranteed obligations		
Transfers into (out of)	$ 11,957,000	$ (11,957,000)
Corporate debt securities		
Transfers into (out of)	38,458,000	(38,458,000)
Asset/mortgage-backed securities		
Transfers into (out of)	12,336,000	(12,336,000)
	$ 62,751,000	**$ (62,751,000)**

Government or government-guaranteed obligations, corporate debt securities, and asset/mortgage-backed securities totaling $62,751,000 were transferred from Level 2 to 1.

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Investments				
	Corporate equity securities	Government or government-guaranteed obligations	Corporate debt securities	Asset/Mortgage-backed securities	Interest rate Swaps
Balance, December 31, 2010	$ –	$ –	$ –	$ –	$ –
Total realized/unrealized (losses)/gains in:					
Net increase in net assets available for benefits	(56,000)	384,000	(267,000)	107,000	123,000
Purchases	68,000	900,000	6,501,000	3,818,000	–
Sales/Maturities	–	–	–	–	–
Settlement and others	–	–	–	–	–
Transfers into Level 3	–	3,837,000	–	3,081,000	–
Balance, December 31, 2011	$ 12,000	$ 5,121,000	$ 6,234,000	$ 7,006,000	$ 123,000
Total unrealized (losses)/gains included in income related to financial assets and liabilities still held at the reporting date	$ (56,000)	$ 384,000	$ (267,000)	$ 107,000	$ 123,000

During 2011, ADB enhanced the approach for determining the fair value hierarchy of liquidity portfolio investments by introducing additional pricing sources and strengthening the internal analytics. The enhanced methodology provided more robust support for market observable inputs in pricing. Transfers into Level 3 in 2011 are primarily the result of refining ADB's valuation approach.

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's financial instruments as of December 31, 2011 and 2010 are summarized below:

	2011		2010	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 187,989,000	$ 187,989,000	$ 114,648,000	$ 114,648,000
Investments (Note D)	21,508,269,000	21,508,269,000	18,253,359,000	18,253,359,000
Securities transferred under repurchase agreement	330,044,000	330,044,000	707,851,000	707,851,000
Securities purchased under resale arrangement	395,498,000	395,498,000	318,228,000	318,228,000
Loans outstanding (Note E)	49,759,260,000	51,378,685,000	45,943,811,000	47,418,894,000
Equity investments (Note G)	970,622,000	970,622,000	1,108,198,000	1,108,198,000
Receivable from swaps - borrowings (Note H)	31,373,104,000	31,373,104,000	29,475,685,000	29,475,685,000
Receivable from swaps - others (Note H)	6,220,207,000	6,220,207,000	1,781,058,000	1,781,058,000
Other assets				
Swap related collateral	1,942,954,000	1,942,954,000	1,588,350,000	1,588,350,000
Future guarantee receivable	13,857,000	13,857,000	17,604,000	17,604,000
LIABILITIES:				
Borrowings (Note J)	58,834,767,000	59,994,911,000	52,386,484,000	53,176,587,000
Payable for swaps - borrowings (Note H)	27,465,365,000	27,465,365,000	25,775,013,000	25,775,013,000
Payable for swaps - others (Note H)	6,576,366,000	6,576,366,000	2,077,841,000	2,077,841,000
Other liabilities				
Payable for swap related collateral	1,942,954,000	1,942,954,000	1,588,350,000	1,588,350,000
Guarantee liability	13,857,000	13,857,000	17,604,000	17,604,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	Estimated Fair Value	
	2011	2010
Off-balance sheet financial instruments:		
ASSETS:		
Future guarantee receivable	$ 19,031,000	$ 20,153,000
LIABILITIES:		
Guarantee liability	19,031,000	20,153,000

The Fair Value Option

Effective January 1, 2008, ADB elected the Fair Value Option on all borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

Fair Value Measurement

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ADB determines fair values using inputs based on quoted or observable market prices and discounted cash flow models. Inputs for the models are based on observable market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation.

Following guidelines are applied in determining the fair values of financial instruments:

Borrowings and associated derivative instruments. Structured borrowings issued by ADB are valued through the use of market data inputs and financial models that discount future cash flows and simulated expected cash flows for embedded options. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black and Scholes, as applicable. Non-structured swapped borrowings, forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities are applied to the models to determine fair value of borrowings. Classified under Level 2 are swapped borrowings and the related derivatives for which ADB can obtain observable market inputs in the form of primary broker quotes for similar debt instruments. Included in Level 3 category are swapped borrowings fair-valued using significant unobservable inputs, including derived credit spreads for currencies that have no available quotes in the market.

Investments, asset swaps, repurchase agreements and resale arrangements. Readily marketable investments fair values using active market quotes in Level 1 category. Level 2 category includes investments and repurchase agreements fair valued with market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs including prices provided by third parties such as independent pricing services, custodians, and asset managers. Forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are applied to the models to determine fair value of investments.

Equity Investments. Readily marketable equity investments are fair valued using quoted prices in active markets (Level 1).

The fair value of the following financial assets and liabilities measured at fair value on a recurring basis were reported based on the following as of December 31, 2011 and 2010:

		Fair Value Measurements		
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government or government-guaranteed obligations	$ 19,156,304,000	$ 15,454,300,000	$ 3,499,267,000	$ 202,737,000
Time deposits and other obligations of banks	1,151,963,000	–	1,151,963,000	–
Corporate obligations	1,186,472,000	670,280,000	511,588,000	4,604,000
Asset-backed/mortgage-backed securities	–	–	–	–
Others	13,530,000	5,730,000	7,194,000	606,000
Securities transferred under repurchase agreement	330,044,000	330,044,000	–	–
Securities purchased under resale arrangement	395,498,000	–	395,498,000	–
Borrowings related swaps	31,373,104,000	–	25,422,716,000	5,950,388,000
Investments related swaps	5,548,840,000	–	5,548,840,000	–
Loans related swaps	671,367,000	–	648,866,000	22,501,000
Equity investments	297,741,000	297,741,000	–	–
Total assets at fair value	**$ 60,124,863,000**	**$ 16,758,095,000**	**$ 37,185,932,000**	**$ 6,180,836,000**
Liabilities				
Borrowings	$ 54,037,988,000	$ –	$ 47,609,798,000	$ 6,428,190,000
Borrowings related swaps	27,465,365,000	–	27,381,806,000	83,559,000
Investments related swaps	5,854,047,000	–	5,854,047,000	–
Loans related swaps	722,319,000	–	112,353,000	609,966,000
Total liabilities at fair value	**$ 88,079,719,000**	**$ –**	**$ 80,958,004,000**	**$ 7,121,715,000**

		Fair Value Measurements		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	*Significant Market* Observable Inputs (Level 2)	*Significant* Unobservable Inputs (Level 3)
Assets				
Investments				
Government or government-guaranteed obligations	$ 13,842,500,000	$ 9,507,917,000	$ 774,666,000	$ 3,559,917,000
Time deposits and other obligations of banks	2,285,773,000	–	2,285,773,000	–
Corporate obligations	1,158,235,000	275,494,000	563,772,000	318,969,000
Asset-backed/mortgage-backed securities	929,577,000	–	927,083,000	2,494,000
Others	37,274,000	6,939,000	29,486,000	849,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	–	–
Securities purchased under resale arrangement	318,228,000	–	318,228,000	–
Borrowings related swaps	29,475,685,000	–	21,964,275,000	7,511,410,000
Investments related swaps	1,367,394,000	–	1,367,394,000	–
Loans related swaps	413,664,000	–	381,150,000	32,514,000
Equity investments	491,637,000	490,011,000	1,345,000	281,000
Total assets at fair value	**$ 51,027,818,000**	**$ 10,988,212,000**	**$ 28,613,172,000**	**$ 11,426,434,000**
Liabilities				
Borrowings	$ 48,075,055,000	$ –	$ 40,197,183,000	$ 7,877,872,000
Borrowings related swaps	25,775,013,000	–	25,637,293,000	137,720,000
Investments related swaps	1,586,089,000	–	1,586,089,000	–
Loans related swaps	491,752,000	–	137,294,000	354,458,000
Total liabilities at fair value	**$ 75,927,909,000**	**$ –**	**$ 67,557,859,000**	**$ 8,370,050,000**

The table below provides the details of all inter-level transfers for the year ended December 31, 2011 and 2010:

	2011		2010	
	Level 1	*Level 2*	*Level 1*	*Level 2*
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 9,997,000	$ (9,997,000)	$ 14,751,000	$ (14,751,000)
Transfers (out of) into	(462,234,000)	462,234,000	(73,459,000)	73,459,000
Corporate obligations				
Transfers into (out of)	29,209,000	(29,209,000)	–	–
Transfers (out of) into	(116,520,000)	116,520,000	(15,475,000)	15,475,000
	$ (539,548,000)	**$ 539,548,000**	**$ (74,183,000)**	**$ 74,183,000**

Government or government-guaranteed obligations and corporate obligations totaling $578,754,000 were transferred from Level 1 to 2 ($88,934,000 – 2010) and government or government-guaranteed obligations and corporate obligations totaling $39,206,000 ($14,751,000 – 2010) were transferred from Level 2 to 1.

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

	Investments			
	Government or government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2011	$ 3,559,917,000	$ 318,969,000	$ 2,494,000	$ 849,000
Total gains (losses) - (realized/unrealized)				
Included in earnings	216,000	(18,000)	–	–
Included in other comprehensive income	(5,015,000)	120,000	–	–
Purchases	93,999,000	–	–	–
Sales/Maturities	(1,326,221,000)	–	(2,356,000)	–
Settlement and others	–	–	(138,000)	(243,000)
Transfers into Level 3	107,404,000	4,502,000		
Transfers out of Level 3	(2,227,563,000)	(318,969,000)	–	–
Balance, December 31, 2011	$ 202,737,000	$ 4,604,000	$ –	$ 606,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 120,000	$ 120,000	$ –	$ –

	Investments			
	Government or government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2010	$ –	$ –	$ –	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	2,636,000	(74,000)	–	–
Included in other comprehensive income	(6,965,000)	(2,143,000)	–	–
Purchases	1,471,283,000	300,000,000	2,494,000	849,000
Sales/Maturities	–	–	–	–
Settlement and others	–	–	–	–
Transfers into Level 3	2,092,963,000	21,186,000	–	–
Balance, December 31, 2010	$ 3,559,917,000	$ 318,969,000	$ 2,494,000	$ 849,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (14,028,000)	$ (2,143,000)	$ –	$ –

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2011	$ 7,511,410,000	$ (137,720,000)	$ 32,514,000	$ (354,458,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	(543,520,000)	55,456,000	(7,577,000)	(12,644,000)
Included in other comprehensive income	(380,073,000)	(1,295,000)	(2,436,000)	33,103,000
Issuances	1,079,175,000	–	–	(306,961,000) [a]
Maturities/Redemptions	(1,716,604,000)	–	–	30,994,000
Balance, December 31, 2011	$ 5,950,388,000	$ (83,559,000)	$ 22,501,000	$ (609,966,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (104,257,000)	$ 56,794,000	$ (7,776,000)	$ (10,859,000)

[a] Includes accretion of $156,867,000.

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2010	$ 7,306,317,000	$ (79,030,000)	$ 28,273,000	$ (296,239,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	435,107,000	(55,538,000)	3,225,000	(8,715,000)
Included in other comprehensive income	47,968,000	(3,152,000)	1,016,000	(14,964,000)
Issuances	1,877,314,000	–	–	(54,836,000) [a]
Maturities/Redemptions	(2,155,296,000)	–	–	20,296,000
Balance, December 31, 2010	$ 7,511,410,000	$ (137,720,000)	$ 32,514,000	$ (354,458,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (59,453,000)	$ (54,646,000)	$ 2,898,000	$ (8,603,000)

[a] Includes accretion of $4,636,000.

	2011		*2010*	
	Equity investments	Borrowings	Equity investments	Borrowings
Beginning of the period	$ 281,000	$ (7,877,872,000)	$ –	$ (7,403,678,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	(281,000)	427,826,000	–	(551,622,000)
Included in other comprehensive income	–	373,524,000	–	(71,865,000)
Paydowns	–	–	281,000	–
Issuances	–	(1,069,661,000)	–	(2,058,244,000)
Maturities/Redemptions	–	1,717,993,000	–	2,207,537,000
End of the period	$ –	$ (6,428,190,000)	$ 281,000	$ (7,877,872,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ 28,282,000	$ –	$ (15,009,000)

During 2011, ADB enhanced the approach for determining the fair value hierarchy of liquidity portfolio investments by introducing additional pricing sources and strengthening the internal analytics. The enhanced methodology provided more robust support for market observable inputs in pricing. Transfers out of Level 3 in 2011 are primarily the result of refining ADB's valuation approach.

All investment securities, including those under Level 3, are of high credit quality. The government or government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA–. The corporate obligations are also floating rate notes with a credit quality rating from Standard and Poor's of AAA. These valuations are provided by an independent pricing source.

NOTE Q—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources. The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled regularly between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio. The assets of these funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2011 and 2010 is as follows:

	2011		2010	
	Total Net Assets	No. of Funds	Total Net Assets	No. of Funds
Special Funds				
Asian Development Fund	$ 33,054,725,000	1	$ 32,650,891,000	1
Technical Assistance Special Fund	225,111,000	1	248,085,000	1
Japan Special Fund	94,133,000	1	89,338,000	1
Asian Development Bank Institute	9,836,000	1	8,916,000	1
Asian Tsunami Fund	6,861,000	1	2,630,000	1
Pakistan Earthquake Fund	4,553,000	1	3,938,000	1
Regional Cooperation and Integration Fund	4,143,000	1	10,412,000	1
Climate Change Fund	14,242,000	1	19,171,000	1
Asia Pacific Disaster Response Fund	12,360,000	1	27,481,000	1
Subtotal	33,425,964,000	9	33,060,862,000	9
Trust Funds				
Funds administered by ADB	1,527,241,000	91	1,392,366,000	86
Total	**$ 34,953,205,000**	**100**	**$ 34,453,228,000**	**95**

During the year ended December 31, 2011, a total of $9,088,000 ($13,697,000 – 2010) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "REVENUE From other sources—net."

NOTE R—VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 VIE Subsections and is considered a variable interest entity (VIE) if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity's activities that most significantly impact entity's economic performance; or do not have the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

A VIE is consolidated by the primary beneficiary, which is the party that has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2011, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold variable interests in VIE, which requires disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified two (two – 2010) investments in VIEs in which ADB is not the primary beneficiary, where ADB's investment is significant and 11 VIEs (seven – 2010) where ADB's investment is not significant. These non-consolidated VIEs are operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support. These VIEs are in the finance, telecommunication, and energy sectors.

ADB's involvement with these non-consolidated VIEs includes loans, guarantees and equity investments. Based on the most recent available data from these VIEs at December 31, 2011, the assets of these non-consolidated VIEs where ADB's investments are significant and insignificant totaled $484,507,000 and $1,310,632,000, respectively ($492,167,000 and $ 1,027,110,000, respectively – 2010).

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee.

	Significant		Non-significant	
	2011	2010	2011	2010
Carrying value of the ADB's Variable Interests				
Assets	$ 56,590,000	$ 90,660,000	$ 340,575,000	$ 208,774,000
Liabilities	–	10,000	8,125,000	9,860,000
Maximum Exposure to Loss in Nonconsolidated VIEs				
Loans	$ 56,384,000	$ 90,444,000	$ 248,081,000	$ 161,887,000
Equity Investments	206,000	206,000	84,369,000	37,026,000
Guarantees	–	1,565,000	157,945,000	184,638,000
Total	**$ 56,590,000**	**$ 92,215,000**	**$ 490,395,000**	**$ 383,551,000**

NOTE S—SEGMENT REPORTING

Based on an evaluation of OCR's operations, management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents OCR's loan, guarantee and equity investments outstanding balances and associated revenue, by geographic region, as of and for the years ended December 31, 2011 and 2010:

	2011		2010	
Country	**Outstanding Balance**	**Revenue**	**Outstanding Balance**	**Revenue**
People's Republic of China	$ 12,543,421,000	$ 215,674,000	$ 11,340,632,000	$ 187,788,000
Indonesia	10,044,028,000	168,538,000	10,358,102,000	186,224,000
India	10,721,780,000	82,133,000	9,606,121,000	104,772,000
Philippines	6,150,159,000	67,901,000	6,079,481,000	74,913,000
Pakistan	5,672,813,000	49,111,000	5,394,121,000	46,625,000
Others	7,592,869,000	125,994,000	6,241,711,000	149,904,000
Total	**$ 52,725,070,000**	**$ 709,351,000**	**$ 49,020,168,000**	**$ 750,226,000**

Revenue comprises income from loan charges, earnings from equity investments, and guarantee fees.

For the year ended December 31, 2011, sovereign loans to two countries (two – 2010) generated in excess of 10 percent of revenue; this amounted to $162,394,000 and $158,802,000 ($181,194,000 and $167,372,000 – 2010).

NOTE T—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after December 31, 2011 through March 14, 2012, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $5.9 billion in various currencies.